                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._______)*


                     PEPSI-COLA PUERTO RICO BOTTLING COMPANY
                     ---------------------------------------
                                (Name of Issuer)


                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                 ----------------------------------------------
                         (Title of Class of Securities)


                                   713434 10 8
                                 --------------
                                 (CUSIP Number)

                                JOHN F. BIERBAUM
                              60 SOUTH SIXTH STREET
                                   SUITE 3800
                              MINNEAPOLIS, MN 55402
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 17, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

CUSIP No. 713434 10 8            13D                         Page 2 of 13 Pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          P-PR TRANSFER, LLP

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [X]
                                                       (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF, WC
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     6,328,344**
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER
          OWNED BY
            EACH                       500
         REPORTING            --------------------------------------------------
           PERSON             9        SOLE DISPOSITIVE POWER
            WITH
                                       6,328,344
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       500
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,328,844**

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [ ]

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.4%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

**Includes a warrant to purchase 1,360,000 shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 713434 10 8            13D                         Page 3 of 13 Pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          POHLAD COMPANIES
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X]
                                                                 (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          MINNESOTA

--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     500
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER
          OWNED BY
            EACH                       6,328,344**
         REPORTING            --------------------------------------------------
           PERSON             9        SOLE DISPOSITIVE POWER
            WITH
                                       500
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       6,328,344**
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,328,844**

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.4%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

**Includes a warrant to purchase 1,360,000 shares.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 713434 10 8            13D                         Page 4 of 13 Pages

--------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          PEPSICO, INC.
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                           |_|

--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          NORTH CAROLINA
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     0
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER
          OWNED BY
            EACH                       6,328,844**
         REPORTING            --------------------------------------------------
           PERSON             9        SOLE DISPOSITIVE POWER
            WITH
                                       0
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       6,328,844**
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,328,844**

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.4%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

**Includes a warrant to purchase 1,360,000 shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 713434 10 8            13D                         Page 5 of 13 Pages


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          V. SUAREZ & CO., INC.
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          WC

--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          PUERTO RICO

--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     1,652,705**
           SHARES             --------------------------------------------------
        BENEFICIALLY          8        SHARED VOTING POWER
          OWNED BY
            EACH                       0
         REPORTING            --------------------------------------------------
           PERSON             9        SOLE DISPOSITIVE POWER
            WITH
                                       1,652,705**
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,652,705*

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.8%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

**Includes a warrant to purchase 340,000 shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. Security and Issuer.

     This statement relates to the Class B common stock, par value $.01 per share (the "Class B Shares"), of Pepsi-Cola Puerto Rico Bottling Company (the "Company"), which class of shares is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended. This statement also includes information with respect to the beneficial ownership of the Company's Class A common stock, par value $.01 per share (the "Class A Shares"), although such class of shares is not registered under Section 12. Each Class A Share has six votes and each Class B Share has one vote.

     The address of the principal executive offices of the Company is Carretera #2, Km 19.4, Barrio Candelaria, Toa Baja, Puerto Rico 00949.

ITEM 2. Identity and Background.

     (a), (b) and (c) This statement is filed on behalf of the following persons:

     (1) P-PR Transfer, LLP a Delaware registered limited liability partnership formed on June 12, 1998 (the "Partnership"). The Partnership's general partners are Pohlad Companies, a Minnesota corporation ("Pohlad"), and Beverages, Foods & Service Industries, Inc., a Delaware corporation ("BFSI"), which is a wholly owned subsidiary of PepsiCo, Inc. a North Carolina corporation ("PepsiCo"). Pohlad and BFSI are referred to herein as the "Partners." The Partnership is governed by the Partnership Agreement of P-PR Transfer, LLP, dated July 17, 1998, by and among Pohlad, BFSI and PepsiCo (the "Partnership Agreement"). A copy of the Partnership Agreement is attached hereto as Exhibit A.

     (2) V. Suarez & Co., Inc., a Puerto Rico corporation ("Suarez").

     The Partnership and Suarez are referred to herein collectively as the "Purchasers."

     The Partnership was formed for the purpose of investing in, acquiring ownership interests in, or establishing Pepsi-Cola franchised bottlers in the Carribean region and such other territories as may be agreed to by the Partners. Its principal business and office address is 60 South Sixth Street, Suite 3800, Minneapolis, MN 55402.

     Suarez distributes and markets consumer products throughout Puerto Rico in the beverage, food, household goods and toy segments. Its principal business and office address is P. O. Box 364588, San Juan, Puerto Rico 00936-4588.

     The name, residence or business address, present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of each executive officer and director of Pohlad, PepsiCo and Suarez are set forth on Appendix I attached hereto and incorporated herein by reference.



                               Page 6 of 13 Pages

     (d) During the last five years, none of the executive officers and directors set forth in Appendix I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the executive officers and directors set forth in Appendix I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each executive officer and director set forth in Appendix I is a citizen of the United States, except for Peter Foy, a director of PepsiCo, who is a citizen of the United Kingdom.

ITEM 3. Source and Amount of Funds or Other Consideration.

     The Partnership purchased the Common Stock with funds contributed to the Partnership by its Partners. Pohlad's contribution to the partnership consisted of working capital, including funds obtained from an affiliated corporation. BFSI's contribution to the Partnership consisted of working capital obtained from a PepsiCo affiliate.

     Suarez purchased the Common Stock from the Partnership with working capital.

     Information with respect to the amount of funds used in making the purchases is contained in Item 5.

ITEM 4. Purpose of Transaction.

     The Partnership acquired the Common Stock for long-term investment purposes and in order to obtain a controlling equity position in the Company. Pursuant to the Transfer Agreement described in Item 5, six of the Company's seven directors resigned on July 17, 1998. Effective July 18, 1998, the size of the Board of Directors was increased to eight members and seven new directors were appointed, each of whom were designated by the Partnership, as contemplated by the Transfer Agreement. Information concerning the new directors is contained in Appendix A to the Company's Section 14(f) Information Statement dated July 7, 1998 and filed with the Securities and Exchange Commission, which Appendix is incorporated herein by reference. Also effective July 18,1998, the Company's officers resigned, except for A. David Velez, Vice President - Chief Operating Officer. The following officers were appointed: Robert C. Pohlad, Chief Executive Officer, Kenneth E. Keiser, President, John F. Bierbaum, Chief Financial Officer, and Brian D. Wenger, Secretary.

     Suarez acquired the Common Stock for long-term investment purposes.

     Except as set forth above, the Purchasers have no present plans or intentions which would result in or relate to any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



                               Page 7 of 13 Pages

ITEM 5. Interest in Securities of the Issuer.

     (a) As of July 24, 1998, each of the Purchasers beneficially owned the following amount of Class A Shares and Class B Shares. The percentage of such shares owned is indicated in parentheses and is based on 5,000,000 Class A Shares and 16,500,000 Class B Shares outstanding on July 17, 1998, as represented by the Company in the Transfer Agreement. In calculating the percentage, the denominator included shares which may be purchased pursuant to Warrants.

     1. The Partnership beneficially owned 4,000,000 Class A Shares (80.0%) and 6,328,844 Class B Shares (35.4%), including 1,360,000 Class B Shares which the Partnership has a right to acquire pursuant to a Warrant issued by the Company. See Item 5(c) below.

     2. Suarez beneficially owned 1,000,000 Class A Shares (20.0%) and 1,652,705 Class B Shares (9.8%), including 340,000 Class B Shares which Suarez has a right to acquire pursuant to a Warrant issued by the Company. See Item 5(c) below.

     By virtue of their interest in the Partnership, each of the Partners may be deemed to beneficially own the Common Stock held by the Partnership.

     As a group, the Purchasers beneficially owned an aggregate of 5,000,000 Class A Shares and 7,981,049 Class B Shares, including 1,700,000 Class B Shares which the group members have a right to acquire pursuant to the Warrants issued by the Company. The Partnership and Suarez each disclaim any beneficial ownership of the Common Stock held by the other.

     (b) The responses of each Purchaser to Items (7) through (11) of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

     (c) Except for certain Class B Shares beneficially owned by Pohlad and Suarez as described below, the Common Stock was purchased on July 17, 1998 through the following transactions:

     (1) The Partnership purchased a total of 5,000,000 Class A Shares from the shareholders listed in Schedule A to the Stock Purchase Agreement, dated as of June 15, 1998, between the Partnership and the holders of such Class A Shares. A copy of the agreement is attached as Exhibit C hereto. The Class A Shares were subject to a stock option agreement between Rafael Nin, the Company's former President and Chief Executive Officer, and the holders of the Class A Shares. In consideration of a payment of $23,750,000 to the Company, the Company assigned the stock option agreement to the Partnership pursuant to the Transfer Agreement described in paragraph (5) below. The Partnership paid the holders of the Class A Shares a total of $5,000,000, or $1.00 per Class A Share, which was the purchase price under the stock option agreement.

     (2) The Partnership purchased a total of 3,942,810 Class B Shares from the shareholders listed in Schedule 1 to the Stock Purchase Agreement, dated as of June 15, 1998, between the Partnership and the holders of such Class B Shares. The Partnership paid the holders of such Class


                               Page 8 of 13 Pages

B Shares a total of $14,312,400, or $3.63 per Class B Share. A copy of the agreement is attached as Exhibit D hereto.

     (3) The Partnership purchased a total of 2,267,619 Class B Shares from the shareholders listed in Schedule 1 to the Stock Purchase Agreement, dated as of June 15, 1998, between the Partnership and the holders of such Class B Shares. The Partnership paid the holders of such Class B Shares a total of $8,231,457, or $3.63 per Class B Share. A copy of the agreement is attached as Exhibit E hereto.

     (4) Suarez purchased a total of 1,000,000 Class A Shares and 1,242,085 Class B Shares from the Partnership pursuant to the Suarez Stock Purchase Agreement, dated as of July 17, 1998, between Suarez and the Partnership. A copy of the agreement is attached as Exhibit F hereto. Suarez paid the Partnership a total of $10,258,770 for such Class A Shares and Class B Shares.

     (5) Rafael Nin, the Company and the Partnership entered into a Transfer Agreement, dated as of June 15, 1998 (the "Transfer Agreement"), pursuant to which Mr. Nin assigned the stock option agreement described in paragraph (1) above to the Partnership. A copy of the Transfer Agreement is attached as Exhibit G hereto. A separate Assignment Agreement also pertaining to the assignment of the warrant is attached as Exhibit B hereto. The Partnership paid the Company $23,750,000 under the Transfer Agreement. The Transfer Agreement required the Company to cause its board of directors to resign and to appoint the directors designated by the Partnership. See Item 4. Pohlad and PepsiCo guaranteed to the Company that the Partnership would perform certain obligations under the Transfer Agreement pursuant to a guaranty agreement attached as Exhibit H hereto.

     In connection with the Transfer Agreement, the Company issued a warrant to the Partnership dated July 17, 1998 for the purchase of 1,700,000 Class B Shares, exercisable at $6.875 per share at any time during a period of seven years and six months after the date of the warrant. The warrant was cancelled on July 17, 1998 and reissued in an amount of 1,360,000 shares to the Partnership and 340,000 shares to Suarez. Such warrants are attached as Exhibits I and J hereto.

     Pohlad purchased a total of 500 Class B Shares in open-market purchases occurring more than six months prior to the date of this statement. Such Class B Shares are included in the beneficial ownership information contained in this statement.

     Suarez and certain of its affiliates purchased a total of 70,620 Class B Shares in open-market purchases occurring more than six months prior to the date of this statement. Such Class B Shares are included in the beneficial ownership information contained in this statement.

     (d) Not applicable.

     (e) Not applicable.



                               Page 9 of 13 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Partnership was formed and is governed by the Partnership Agreement, a copy of which is attached as Exhibit A hereto and incorporated herein by reference. The following summary of certain terms of the Partnership Agreement is qualified in its entirety by reference to the Partnership Agreement.

     The purpose of the Partnership is to invest in, acquire ownership interests in, or establish Pepsi-Cola franchised bottlers in the Carribean region and such other territories as the may be agreed upon by the Partners. The capital contributions to the Partnership were 80% by Pohlad and 20% by BFSI, which represent their relative partnership interests. The Partnership is managed by a Management Committee which consists of five individuals, four appointed by Pohlad and one appointed by BFSI. The Management Committee generally acts upon the affirmative vote of a majority of its members, except that certain specified actions by the Partnership require unanimous consent of the Management Committee members.

     The Partnership Agreement provides that the Common Stock owned by the Partnership will be voted so that one member of the Company's board of directors will be a person designated by BFSI. Pohlad has the right to designate and vote all of the other Common Stock owned by the Partnership for all of the other members of the Company's board of directors, subject to the rules of the New York Stock Exchange requiring the election of two independent directors. Pohlad is required to cause the directors designated by it to vote in favor of:

     (1) Establishing and maintaining an audit committee of the Company's board of directors and appointing the director designated by BFSI to such committee.

     (2) Causing the Company to deliver to BFSI monthly financial statements.

     (3) Appointing one of the "big five" international accounting firms to serve as the independent auditors of the Company.

     The Partnership Agreement also requires Pohlad to cause the directors designated by it to refrain from voting to authorize any of the following actions unless also approved by the director designated by BFSI:

     (1) Making any capital expenditure or disposition of assets that is individually or together with a series of related transactions in excess of $5 million.

     (2) Engaging in any business not directly related to the soft drink business.

     (3) Any transaction between the Company and Pohlad or a Pohlad affiliate.



                               Page 10 of 13 Pages

     (4) Any new borrowing of money or issuance of debt securities which would result in the Company's interest coverage ratio (as defined in the Partnership Agreement) to fall below 2.5.

     (5) Issuing any shares of capital stock or any debt securities convertible into shares of capital stock, or issuing or granting any warrant, option or other right to acquire shares of capital stock or securities convertible into shares of capital stock, other than the grant of options under existing employee stock option plans, or the issuance of shares under existing warrants.

     (6) Declaring dividends in excess of 30% of the Company's after-tax net income for the immediately preceding fiscal year.

     (7) Authorizing the Company to merge with another entity.

     (8) Authorizing any sale of all or substantially all of the Company's assets or adopting any plan of liquidation of the Company.

     BFSI has a right of first refusal to purchase any Common Stock which the Partnership proposes to sell to a third party, for a period of 60 days and on the same terms and conditions as the Partnership proposes to sell such shares. If BFSI does not exercise its right to purchase within the 60-day period, the Partnership may sell the shares to a third party on terms no more favorable than those offered to BFSI. The Partnership Agreement also contains limitations on each Partner's ability to transfer its Partnership interests and to assign or transfer voting control over itself except to certain affiliates. In the event that the Partnership's Management Committee becomes deadlocked with respect to certain matters, a buy-sell procedure gives a Partner the right to purchase the other Partner's interest in the Partnership. In the event that Pohlad acquires BFSI's interest, BFSI and PepsiCo agree to maintain concentrate pricing and marketing spending at agreed upon levels.

ITEM 7. Material to be Filed as Exhibits.

     The following items are filed as exhibits hereto:

     Exhibit A - Partnership Agreement of P-PR Transfer, LLP.

     Exhibit B - Assignment Agreement.

     Exhibit C - Stock Purchase Agreement (Class A Shares).

     Exhibit D - Stock Purchase Agreement (Class B Shares).

     Exhibit E - Stock Purchase Agreement (Class B Shares).

     Exhibit F - Suarez Stock Purchase Agreement.

     Exhibit G - Transfer Agreement.


                               Page 11 of 13 Pages

     Exhibit H - Guaranty of Obligations

     Exhibit I - Warrant Issued to Partnership.

     Exhibit J - Warrant Issued to Suarez.

     Exhibit K - Agreement to File Joint Statement on Schedule 13D.




                               Page 12 of 13 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 1998

                                P-PR TRANSFER, LLP

                                By Its General Partners:
                                POHLAD COMPANIES

                                By: /s/ John F. Bierbaum
                                    --------------------------------
                                    John F. Bierbaum, Vice President and
                                    Chief Financial Officer

                                BEVERAGES, FOODS & SERVICE INDUSTRIES, INC.

                                By: /s/ Robert K. Biggart
                                    --------------------------------
                                    Robert K. Biggart, Vice President

                                POHLAD COMPANIES

                                By: /s/ John F. Bierbaum
                                    -------------------------------------
                                    John F. Bierbaum, Vice President and
                                    Chief Financial Officer

                                BEVERAGES, FOODS & SERVICE INDUSTRIES, INC.

                                By: /s/ Robert K. Biggart
                                    --------------------------------------
                                    Robert K. Biggart, Vice President

                                PEPSICO, INC.

                                By: /s/ Robert K. Biggart
                                    --------------------------------------
                                    Robert K. Biggart, Assistant Secretary

                                V. SUAREZ & CO., INC.

                                By: /s/ Francisco Marrero
                                    --------------------------------------
                                    Francisco Marrero, Vice President of Finance


                               Page 13 of 13 Pages

                                   APPENDIX I


                                POHLAD COMPANIES

DIRECTORS

     The business address of each director of Pohlad Companies is 60 South Sixth Street, Suite 3800, Minneapolis, MN 55402.

Name                               Principal Occupation
----                               --------------------
Robert C. Pohlad                   President of Pohlad Companies and
                                   director and Chief Executive Officer
                                   of Delta Beverage Group, Inc.

James O. Pohlad                    Executive Vice President of Pohlad Companies

William M. Pohlad                  Executive Vice President of Pohlad Companies

                                POHLAD COMPANIES

OFFICERS

     The business address of each officer of Pohlad Companies is 60 South Sixth Street, Suite 3800, Minneapolis, MN 55402.

Name                        Principal Occupation
----                        --------------------
Robert C. Pohlad            President
John F. Bierbaum            Executive Vice President and Chief Financial Officer
James O. Pohlad             Executive Vice President
William M. Pohlad           Executive Vice President
Raymond W. Zehr, Jr.        Executive Vice President
Carl R. Pohlad              Vice President
John F. Bierbaum            Secretary
Raymond W. Zehr, Jr.        Treasurer

                                  PEPSICO, INC.

DIRECTORS

Name                               Principal Occupation and Address
----                               --------------------------------
John F. Akers                      Former Chairman and CEO
                                   International Business Machines Corporation
                                   290 Harbor Drive
                                   Stamford, CT 06092-7441


Robert E. Allen                    Former Chairman and CEO AT&T Corp.
                                   1 Oak Way Room 4ED118
                                   Berkeley Heights, NJ  07922

Roger A. Enrico                    Chairman & CEO PepsiCo, Inc.
                                   700 Anderson Hill Road
                                   Purchase, New York 10577

Peter Foy                          Chairman
                                   Baring Brothers International Limited
                                   60 London Wall
                                   London EC2M 5TQ, England

Ray L. Hunt                        Chairman and CEO
                                   Hunt Oil Company
                                   1445 Ross at Field
                                   Dallas, TX 75202-2785

John J. Murphy                     Managing Director
                                   SMG Management, LLC
                                   5956 Sherry Lane, Suite 710
                                   Dallas, TX 75225

                                  PEPSICO, INC.

OFFICERS

     The business address of each executive officer of PepsiCo is 700 Anderson Hill Road, Purchase, New York 10577.

Name                               Principal Occupation
----                               --------------------
Roger A. Enrico                    Chairman of the Board and
                                   Chief Executive Officer
                                   Karl M. von der Heyden
                                   Vice Chairman of the Board


Matthew M. McKenna                 Senior Vice President and Treasurer

Indra K. Nooyi                     Senior Vice President, Corporate Strategy and
                                   Development

Sean F. Orr                        Senior Vice President and Controller

Robert F. Sharpe, Jr.              Senior Vice President, General Counsel
                                   and Secretary

                              V. SUAREZ & CO., INC.

DIRECTORS

     The business address of each director of V. Suarez & Co., Inc. is P.O. Box 364588, San Juan, Puerto Rico 00935-4588, unless shown below.

Name                               Principal Occupation and Address
----                               --------------------------------
Diego Suarez Sanchez               Chairman of V. Suarez & Co., Inc.

Vicente Suarez Sanchez             Vice Chairman and Treasurer of
                                   F. Suarez & Co., Inc.

Diego Suarez Matienzo              President, CEO and Assistant Secretary of
                                   V. Suarez & Co., Inc.

Alberto Toro                       Lawyer
                                   Fiddler Gonzalez & Rodriguez
                                   Edif. Chase Manhattan - 6th Floor
                                   Hato Rey, PR

Enrique Vila del Corral            Certified Public Accountant
                                   P.O. Box 10528
                                   San Juan, PR 00922-0528

Jose E. Jimenez                    President and Owner of Cafe Yaucono
                                   Cafe Yaucono
                                   1103 Fernandez Juncos
                                   Santurce, PR

Jorge Farinacci                    Consultant
                                   Calle Salamanca 10-9
                                   Torrimar Guaynabo, PR 00966

Ramon Cantero                      President of The Capital Markets Corp.
                                   1506 Calle Las Marias
                                   Santurce, PR 00911

Angel Ramos                        Consultant
                                   P.O. Box
                                   6321 Caguas, PR 00626

Jose Jose Alvarez                  Vice President and Secretary of
                                   V. Suarez & Co., Inc.

                              V. SUAREZ & CO., INC.

OFFICERS

     The business address of each officer of V. Suarez & Co., Inc. is P.O. Box 364588, San Juan, Puerto Rico 00935-4588.

Name                               Principal Occupation
----                               --------------------
Diego Suarez Sanchez               Chairman
Vicente Suarez Sanchez             Vice Chairman and Treasurer
Diego Suarez Matienzo              President and CEO
                                   Assistant Secretary
Francisco Marrero                  Vice President of Finance
Jose Jose Alvarez                  Vice President and Secretary

                              PARTNERSHIP AGREEMENT


                                       OF


                               P-PR TRANSFER, LLP

                              PARTNERSHIP AGREEMENT
                                       OF
                               P-PR TRANSFER, LLP

                                                                            Page
                                                                            ----
ARTICLE I      FORMATION OF PARTNERSHIP........................................1

ARTICLE II     NAME............................................................2

ARTICLE III    DEFINITIONS.....................................................2
         3.1   "Adjusted Capital Account Deficit"..............................2
         3.2   "Affiliate" or "Affiliated Person"..............................2
         3.3   "Agreement".....................................................3
         3.4   "Capital Account"...............................................3
         3.5   "Carribean Region"..............................................3
         3.6   "Code"..........................................................3
         3.7   "Expansion Opportunity".........................................3
         3.8   "Franchised Bottler"............................................3
         3.9   "Management Committee" .........................................3
         3.10  "Partners"......................................................3
         3.11  "Partnership"...................................................3
         3.12  "Partnership Interest" or "Interest"............................3
         3.13  "Partnership Property"..........................................3
         3.14  "Person" or "Persons"...........................................3
         3.15  "Revaluation Adjustment"........................................3
         3.16  "Treasury Regulations"..........................................4

ARTICLE IV     PURPOSE.........................................................4

ARTICLE V      NAMES AND ADDRESSES OF PARTNERS.................................4

ARTICLE VI     TERM............................................................4

ARTICLE VII    CHIEF EXECUTIVE OFFICE AND AGENT FOR PROCESS....................5
         7.1   Chief Executive Office..........................................5
         7.2   Registered Office and Agent for Process.........................5

ARTICLE VIII   CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS......................5
         8.1   Initial Capital Contribution and Partnership Interest of the
                Partners.......................................................5
         8.2   Additional Capital..............................................5
         8.3   Loans to Partnership............................................6
         8.4   Capital Accounts................................................6

                                       (i)

         8.5   No Right to Return of Contributions.............................7
         8.6   No Interest on Capital..........................................7
         8.7   Creditor's Interest in Partnership..............................7
         8.8   Transferee Succeeds to Transferor's Capital Account.............8

ARTICLE IX     ALLOCATIONS.....................................................8
         9.1   Computation of Income, Gains and Losses; Allocations............8
         9.2   Proration of Allocations........................................8
         9.3   Allocation Limitations; Special or Regulatory Allocations.......8
         9.4   Tax Allocations................................................11
         9.5   Special Fee Allocation.........................................11

ARTICLE X      DISTRIBUTIONS..................................................12

ARTICLE XI     MANAGEMENT AND OPERATION OF BUSINESS...........................12
         11.1  General Management Structure...................................12
         11.2  Management Committee...........................................12
         11.3  Authority of Management Committee..............................13
         11.4  Restrictions on Authority of Management Committee..............14
         11.5  Indemnification of Partners and Representatives................15
         11.6  Liability Under Other Agreements...............................15
         11.7  Board Representation for Franchised Bottlers...................16

ARTICLE XII    PROVISIONS RELATING TO PEPSI-COLA
               PUERTO RICO BOTTLING COMPANY...................................16
         12.1  General........................................................16
         12.2  Voting of PCPR Shares..........................................16
         12.3  Management.....................................................16
         12.4  Approval Rights of BFSI Director...............................17
         12.5  Transfer of PCPR Shares........................................18

ARTICLE XIII   BOOKS OF ACCOUNT AND REPORTS...................................18
         13.1  Books of Account...............................................18
         13.2  Accounting Practices...........................................19
         13.3  Bank Accounts..................................................19
         13.4  Report to Partners.............................................19
         13.5  Tax Information................................................19
         13.6  Tax Elections..................................................19
         13.7  Tax Matters Partner............................................19


                                      (ii)

ARTICLE XIV    RESTRICTION TRANSFER OF PARTNERSHIP INTERESTS;
               DEADLOCK.......................................................20
         14.1  Assignment.....................................................20
         14.2  Deadlock.......................................................21
         14.3  Buy-Sell Procedure.............................................21
         14.4  Covenant to Maintain Support...................................21

ARTICLE XV     BUSINESS OPPORTUNITIES.........................................22
         15.1  Partnership Opportunity........................................22
         15.2  Expansion Opportunities........................................22

ARTICLE XVI    TERMINATION AND LIQUIDATION....................................23
         16.1  Negation of Right to Dissolve by Will of Partner...............23
         16.2  Events Causing Liquidation.....................................23
         16.3  Winding Up of the Partnership..................................23
         16.4  Distribution on Liquidation....................................24
         16.5  Breach of Commitment to Maintain Partnership...................24
         16.6  Negative Capital Account Balances..............................24

ARTICLE XVII   REPRESENTATIONS AND WARRANTIES.................................25
         17.1  Representations and Warranties of each Partner.................25

ARTICLE XVIII  MISCELLANEOUS..................................................25
         18.1  Notice.........................................................25
         18.2  Amendment......................................................26
         18.3  Partition......................................................26
         18.4  Consent and Waiver.............................................26
         18.5  Entire Agreement...............................................26
         18.6  Governing Law..................................................26
         18.7  Successors.....................................................26
         18.8  Number and Gender..............................................26
         18.9  Interpretation.................................................26
         18.10 Severability...................................................26
         18.11 Counterparts...................................................27
         18.12 Necessary Instruments..........................................27
         18.13 PepsiCo Guarantee..............................................27

Schedule 1 -   Initial Capital Contributions and Partnership Interests
Exhibit A -    Carribean Islands

                                      (iii)

                              PARTNERSHIP AGREEMENT

                                       OF

                               P-PR TRANSFER, LLP


         THIS PARTNERSHIP AGREEMENT (the "Agreement") is made and entered into as of this 17th day of July, 1998, by and among Pohlad Companies, a Minnesota corporation, Beverages, Foods & Service Industries, Inc., a Delaware corporation ("BFSI"), and PepsiCo, Inc., a North Carolina corporation ("PepsiCo").


                                   WITNESSETH:

         WHEREAS, the parties hereto desire to form a Limited Liability Partnership for the purpose of investing in, acquiring ownership interests in, or establishing Pepsi-Cola(R) franchised bottlers in the Carribean region and such other territories as may be agreed by the partners.

         NOW, THEREFORE, in consideration of the mutual promises of the parties hereto and the mutual benefits to be gained by the performance hereof, the parties hereto agree as follows:


                                    ARTICLE I

                            FORMATION OF PARTNERSHIP

         The parties hereby enter into and form a partnership under the provisions of the Uniform Partnership Law of the State of Delaware (the "Act"), with the further intention that the Partnership elect at all times to be treated as a Registered Limited Liability Partnership under Section 1544 of the Act, and whose business is to be conducted to comply with, and the rights and liabilities of the Partners shall be as provided in that Act, except as herein otherwise expressly provided. BFSI acknowledges that Pohlad Companies has, on behalf of the Partnership, recorded in the office of the Secretary of State of the State of Delaware on June 12, 1998 an appropriate Certificate of Application of a Registered Limited Liability Partnership with respect hereto. Pohlad Companies shall have the authority to file, and shall file a renewal application for registration as a limited liability partnership on or before June 12 of each year.

                                   ARTICLE II

                                      NAME

         The business of the Partnership shall be conducted under the name of P-PR Transfer, LLP or such other name as Pohlad Companies shall hereafter designate in writing to BFSI. Upon any change in the Partnership's name, Pohlad Companies shall file an appropriate amendment to the Partnership's registration with the Delaware Secretary of State.


                                   ARTICLE III

                                   DEFINITIONS

         In addition to other terms defined in the body of this Agreement, the following terms shall have the meanings set forth below, unless another meaning is explicitly indicated by the context:

         3.1 "Adjusted Capital Account Deficit" means, with respect to any Partner, the deficit balance, if any, in such Partner's Capital Account as of the end of the relevant year, after giving effect to the following adjustments:

                  (i) Credit to such Capital Account any amounts which such Partner is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations ss.ss. 1.704-2(g)(1) and 1.704-2(i)(5); and

                  (ii) Debit to such Capital Account the items described in ss.ss. 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and
         1.704-1(b)(2)(ii)(d)(6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations ss. 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

         3.2 "Affiliate" or "Affiliated Person" means, when used with reference to a specified Person, any Person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with the specified Person. "Control" for this purpose means the direct or indirect power to direct or cause the direction of management and policies, whether by ownership of voting securities (even if less than a majority of outstanding voting securities of any class), by contract or otherwise.

         3.3 "Agreement" means this Partnership Agreement as amended, modified or supplemented from time to time.

         3.4 "Capital Account" has the meaning set forth in Section 8.4.

         3.5 "Carribean Region" shall mean the islands within the region known as the Caribbean, including the islands listed in Exhibit A attached hereto.

         3.6 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

         3.7 "Expansion Opportunity" shall have the meaning set forth in Section
15.2 hereof.

         3.8 "Franchised Bottler" means any Person who is authorized by PepsiCo or any Affiliate of PepsiCo to manufacture, bottle and sell PepsiCo proprietary products pursuant to an Exclusive Bottling Appointment or other franchise agreement with PepsiCo or any Affiliate of PepsiCo.

         3.9 "Management Committee" shall mean the committee established pursuant to the procedures set forth in Article XI hereof.

         3.10 "Partners" means Pohlad Companies and BFSI.

         3.11 "Partnership" means the Limited Liability Partnership formed pursuant to this Agreement.

         3.12 "Partnership Interest" or "Interest" means the percentage interest of a Partner in the Partnership and the appurtenant rights, powers and privileges with respect thereto and shall be initially as set forth on Schedule 1 hereto as adjusted in accordance with the provisions of Section 8.2.

         3.13 "Partnership Property" means all real and personal property acquired and held from time to time by the Partnership and any improvements thereto, whether tangible or intangible property, and shall include any ownership interest, instrument of indebtedness or other security of any other Person.

         3.14 "Person" or "Persons" means any individual, partnership, corporation, limited liability company, trust or other entity.

         3.15 "Revaluation Adjustment" shall have the meaning set forth in subsection 8.4.2.

         3.16 "Treasury Regulations" means all regulations issued pursuant to the Code from time to time and as may be amended from time to time.


                                   ARTICLE IV

                                     PURPOSE

         The Partnership has been formed to invest in, acquire or establish Franchised Bottlers in the Caribbean Region. It is the intention of the Partners that the Partnership operate exclusively as a holding company, and shall not conduct any business operations except with respect to the management of its investments. In furtherance of the foregoing, the Partnership shall have the power to borrow funds for use in connection with any investment, acquisition or establishment of a Franchised Bottler and to mortgage or otherwise encumber any or all of the Partnership Property to secure such borrowings; to sell or otherwise dispose of the Partnership Property; and to undertake and carry on all activities necessary or advisable in connection with such investments, acquisitions, or establishments of Franchised Bottlers. The Partnership may not engage in any other business without the consent of all Partners.


                                    ARTICLE V

                         NAMES AND ADDRESSES OF PARTNERS

         The names and addresses of the Partners are as follows:

  Pohlad Companies                   Beverages, Foods & Service Industries, Inc.
  Attn: Robert C. Pohlad             c/o PepsiCo, Inc.
  60 South Sixth Street, Suite 3800  Attn: Robert K. Biggart
  Minneapolis, Minnesota 55402       700 Anderson Hill Road
                                     Purchase, New York 10577



                                   ARTICLE VI

                                      TERM

         The term of the Partnership shall be from the date hereof and shall continue indefinitely until terminated as hereinafter provided.

                                   ARTICLE VII

                  CHIEF EXECUTIVE OFFICE AND AGENT FOR PROCESS

         7.1 Chief Executive Office. The chief executive office of the Partnership shall be 60 South Sixth Street, Suite 3800, Minneapolis, Minnesota 55402. The Management Committee may from time to time change the location of the chief executive office of the Partnership and, in such event, the Management Committee shall give notice to the Partners within twenty (20) days after the effective date of such change.

         7.2 Registered Office and Agent for Process. The name and address of the registered office and agent for service of process in Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware.


                                  ARTICLE VIII

                   CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

         The capital of the Partnership shall be contributed by the Partners as follows:

         8.1 Initial Capital Contribution and Partnership Interest of the Partners. The Partners hereby agree to contribute to the capital of the Partnership the total amount set forth opposite their respective names on
Schedule 1 hereto as their initial capital contributions in exchange for the Partnership Interests set forth on Schedule 1. The Partners shall make such initial contributions in one or more installments as and when specified by the Management Committee (provided that at least three (3) days advance notice has been given to the Partners), but in all cases in proportion to the Partnership Interests set forth on Schedule I.


         8.2 Additional Capital. The Partners shall not be obligated to make any additional contributions to the capital of the Partnership, other than the contributions required under Section 8.1, or to make or guarantee any loan to the Partnership. The Management Committee shall have the right in its sole discretion, however, to request and accept additional contributions to the capital of the Partnership from the Partners. Each Partner shall have the right (but not the obligation) to make any such additional capital contribution requested by the Management Committee in proportion to its Partnership Interest. If a Partner does not make its proportionate share of an additional capital contribution, the other Partner may make its pro rata share of such additional contribution and, if so elected by such other Partner, all or a portion of the pro rata share of such additional contribution of the non-contributing Partner. In the event additional capital contributions are made other than in proportion to the then-current Partnership Interests, the Partnership Interests of the Partners shall be adjusted so that the Partnership Interests of all Partners are equal to the ratio which: (i) each Partner's cumulative capital contributions plus such Partner's share of the cumulative Revaluation Adjustments (as determined pursuant to subsection 8.4.2); bears to (ii) the cumulative capital contributions of all Partners plus the cumulative Revaluation Adjustments of all Partners. Any such adjustment to the Partnership Interests shall be effective immediately after giving effect to the allocation of the Revaluation Adjustment pursuant to subsection 8.4.2.

         8.3 Loans to Partnership. A Partner or an Affiliate of a Partner may lend money to the Partnership from time to time, if authorized by the Management Committee and only upon commercially reasonable terms. Any such loan may be secured or unsecured and shall not be treated as a contribution to the capital of the Partnership for any purpose. The Partnership shall be obligated to such Partner for the amount of any such loan, with interest thereon at such commercially reasonable rate as may have been agreed upon by such Partner and the Management Committee.

         8.4 Capital Accounts.

                  8.4.1 General. A separate Capital Account shall be maintained for each Partner in accordance with the provisions of Section 704(b) of the Code and Treasury Regulations thereunder (or corresponding provisions of future law). The initial balances in the Capital Accounts shall be, for each Partner, the initial capital contribution made by such Partner as set forth on Schedule 1. The Capital Account of each Partner shall be increased by (i) the amount of any additional contribution such Partner makes to the capital of the Partnership pursuant to Section 8.2; (ii) the agreed upon fair market value of property contributed by such Partner to the Partnership, net of liabilities attached to such property which the Partnership assumes or to which the property is subject; (iii) the share of Partnership income and gains (including income and gains exempt from tax) allocated to such Partner under the provisions of Article IX; and shall be decreased by (iv) any distribution made by the Partnership to such Partner pursuant to the provisions of Article X; (v) the fair market value of any property distributed to such Partner by the Partnership, net of liabilities attached to such property which the Partner assumes or to which the property is subject; and (vi) the share of Partnership losses and deductions (including any expenditures of the Partnership described in Section 705(a)(2)(B) of the Code or treated as such expenditures pursuant to Treasury Regulations ss. 1.704-1(b)(2)(iv)(i)) allocated to such Partner under the provisions of Article IX.

                  8.4.2 Revaluations of Property. Upon the occurrence of a contribution to or distribution from the Partnership of more than a DE MINIMUS amount in consideration for an Interest in the Partnership, including any change in the relative Partnership Interests of the Partners by reason of a disproportionate capital contribution pursuant to Section 8.2, the Capital Accounts of the Partners shall be adjusted to reflect a revaluation of Partnership Property on the Partnership's books based on the fair market value of Partnership Property as of the date of the adjustment, as determined by the unanimous vote of all Representatives on the Management Committee; provided, however, that if the Management Committee cannot agree on such fair market value, the fair market value of Partnership Property shall be determined by an independent third party appraisal firm with experience in the soft drink business and agreed upon by the Partners, with the costs of such appraisal to be borne by the Partnership. The amount of any such adjustment is referred to in this Agreement as a "Revaluation Adjustment." The amount of each Revaluation Adjustment shall be allocated for book purposes among the Partners in the manner set forth in Section 9.1, in proportion to the Partnership Interests in effect immediately prior to the occurrence of the event giving rise to the Revaluation Adjustment. This Revaluation Adjustment is intended to comply with the provisions of Treasury Regulations ss. 1.704-1(b)(2)(iv)(f) and shall be interpreted consistently therewith.

                  8.4.3 Management Committee's Authority to Maintain Compliance. This Section 8.4 and the other provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with Section 704(b) of the Code and the Treasury Regulations thereunder (or corresponding provisions of future law) and the economic sharing of profits and losses of the Partnership contemplated hereunder by the Partners. In the event the Management Committee shall determine, on the advice of the Partnership's counsel or independent certified public accountants, that it is prudent to modify the manner in which the Capital Accounts or any increase or decrease thereto are computed in order to comply with Section 704(b) and the Treasury Regulations thereunder, the Management Committee may make such modifications by unanimous vote of all Representatives; provided, however, that if the Management Committee cannot agree on any such modification, such disagreement shall be referred to a firm of independent certified public accountants of national standing (and who has had no professional relationship with either Partner or their Affiliates within the previous two years) for resolution, which resolution shall be final and binding on the Partners.

         8.5 No Right to Return of Contributions. The Partners shall have no right to the withdrawal or the return of their respective contributions to the capital of the Partnership except upon liquidation of the Partnership pursuant to Section 16.4.

         8.6 No Interest on Capital. No interest shall be paid by the Partnership on the initial or any subsequent contribution to the capital of the Partnership.

         8.7 Creditor's Interest in Partnership. No creditor who makes a loan to the Partnership shall have or acquire at any time as a result of making such a loan, any direct or indirect interest in the profits, capital or property of the Partnership other than as a creditor, unless such interest is expressly granted to such creditor by the Partnership.

         8.8 Transferee Succeeds to Transferor's Capital Account. If any Partner transfers all or a part of its Interest in the Partnership as permitted pursuant to Article XIV, the transferee Partner shall succeed to the Capital Account of the transferor Partner to the extent of the Interest transferred, in accordance with Treasury Regulations ss. 1.704-1(b)(2)(iv)(l).


                                   ARTICLE IX

                                   ALLOCATIONS

         The Partners agree that the income, gains, credits, losses and deductions of the Partnership shall be allocated as follows:

         9.1 Computation of Income, Gains and Losses; Allocations. All income, gains, losses, deductions and credits of the Partnership shall be computed as of the end of each fiscal year in accordance with a method of accounting permitted by Section 446 of the Code selected by the Management Committee and consistently applied, which shall be followed by the Partnership for federal income tax purposes. After giving effect to the special allocations set forth in Section 9.3, all income gains, losses, deductions and credits of the Partnership shall be allocated to the Partners in proportion to their Partnership Interests.

         9.2 Proration of Allocations. All income, gains, losses, deductions and credits for a fiscal year allocable with respect to any Partner whose Partnership Interest may have been transferred, forfeited, reduced or changed during such year shall be allocated based upon the varying interests of the Partners throughout the year. The precise manner in which such allocation shall be made shall be determined by the Management Committee and shall be a manner of allocation permitted to be used for federal income tax purposes.

         9.3 Allocation Limitations; Special or Regulatory Allocations. Notwithstanding anything elsewhere contained in this Article IX to the contrary, the allocations set forth in Section 9.1 shall be subject to the following limitations and special allocations, which are intended to comply with the Treasury Regulations issued under ss. 704(b) of the Code and shall be so construed when applied.

                  9.3.1 Minimum Gain Chargeback. "Partnership Minimum Gain" within the meaning of Treasury Regulations ss.ss. 1.704-2(b)(2) and 1.704-2(d) means an amount of gain that would be realized by the Partnership on the disposition of Partnership Property subject to nonrecourse indebtedness, equal to the amount by which such nonrecourse indebtedness exceeds the adjusted tax basis (or book value, if the property has been properly entered on the books of the Partnership at a value different from its then adjusted tax basis) of such property. If, for any Partnership fiscal year, there is a net decrease in Partnership Minimum Gain, each Partner shall be allocated items of Partnership income and gain in accordance with Treasury Regulations ss. 1.704-2(f)(1) (a "Minimum Gain Chargeback") for such year (and, if necessary, for subsequent years) in an amount equal to such Partner's share of such net decrease of Partnership Minimum Gain. For this purpose, the ordering rules set forth in Treasury Regulations ss.ss. 1.704-2(f)(6) and 1.704-2(j)(2) shall be followed in the case of a Minimum Gain Chargeback and a Partner's share of the net decrease in Partnership Minimum Gain shall be determined under Treasury Regulations ss. 1.704-2(g)(2). This subsection 9.3.1 is intended to comply with Treasury Regulations ss. 1.704-2(f)(1) and shall be interpreted consistently therewith.

                  9.3.2 Partner Minimum Gain Chargeback. Except as otherwise provided in ss. 1.704-2(i)(4) of the Treasury Regulations, if there is a net decrease in "Partner Nonrecourse Debt Minimum Gain" attributable to a "Partner Nonrecourse Debt" (as defined in Treasury Regulations ss. 1.704-2(b)(4)) during any Partnership fiscal year, each Partner who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt determined in accordance with ss. 1.704-2(i)(5) of the Treasury Regulations shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner's share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with ss. 1.704-2(i)(4) of the Treasury Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with ss.ss. 1.704-2(i)(4) and 1.704-2(j)(2) of the Treasury Regulations. For purposes of this subsection 9.3.2, the term "Partner Nonrecourse Debt Minimum Gain" shall mean an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Debt, determined in accordance with ss. 1.704-2(i)(3) of the Treasury Regulations. This subsection 9.3.2 is intended to comply with the minimum gain chargeback requirement in ss. 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistently therewith.

                  9.3.3 Qualified Income Offset. If any Partner at any time unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulations ss.ss. 1.704-1(b)(2)(ii)(d)(4), (5) or (6), then items of Partnership income and gain shall be specially allocated to such Partner so as to eliminate, to the extent required by Treasury Regulations ss. 1.704-1(b)(2)(ii)(d), the Adjusted Capital Account Deficit of such Partner as quickly as possible; provided, however, that an allocation pursuant to this subsection 9.3.4 shall be made only if and to the extent that such Partner could have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 9.3 have been tentatively made as if this subsection 9.3.3 were not in the Agreement. This subsection 9.3.3 is intended, and shall be so construed, to provide a "qualified income offset" as defined in Treasury Regulations ss. 1.704-1(b)(2)(ii)(d).

                  9.3.4 Partner Nonrecourse Deductions. Any "Partner Nonrecourse Deductions" within the meaning of Treasury Regulations ss.ss. 1.704-2(i)(1) and 1.704-2(i)(2) for any year shall be specially allocated to the Partner who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulations ss. 1.704-2(i)(1).

                  9.3.5 Nonrecourse Deductions. Nonrecourse deductions, within the meaning of Treasury Regulations ss. 1.704-2(b)(1), shall be specifically allocated to the Partners in proportion to the allocation of income, gain, loss or deduction set forth in Section 9.1.

                  9.3.6 Limitation on Loss Allocations. Losses shall not be allocated to a Partner to the extent an allocation of such loss would cause or increase an Adjusted Capital Account Deficit of such Partner. If each Partner would have an Adjusted Capital Account Deficit as a consequence of such allocation of losses, losses shall be allocated to the Partners as set forth in Section 9.1. Prior to any subsequent allocation of income under Section 9.1, income will first be allocated to the Partners who were allocated losses as a result of this subsection 9.3.6 until such prior allocations of losses are fully offset.

                  9.3.7 Recapture Allocations. In allocating gains, any such gain attributable to "depreciation recapture" as computed under Sections 1245 or 1250 of the Code shall be allocated on a pro rata basis to those Partners who were previously allocated the depreciation deductions which caused such depreciation recapture; and, likewise, any tax credit recapture incurred by the Partnership shall be allocated proportionately among those Partners who were previously allocated the tax credit which caused such recapture.

                  9.3.8 Section 754 Adjustment. To the extent any adjustment to the adjusted tax basis of any Partnership Property pursuant to Code
         Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations ss. 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Treasury Regulations.

                  9.3.9 Curative Allocations. Any allocation to a Partner under subsections 9.3.1 through 9.3.8 of this Section 9.3 (a "Regulatory Allocation") shall be taken into account in determining subsequent allocations, so that the net amount of Regulatory Allocations and all other items allocated under the provisions of this Article IX shall, to the extent possible, be equal to the net amount that would have been allocated to such Partner under the provisions of this Article IX if no Regulatory Allocation had been made. In determining the allocations under this Section 9.3.9, consideration must be given to future allocations under Sections 9.3.1 and 9.3.2 that, although not yet required, are likely to offset allocations under Sections 9.3.4 and 9.3.5.

         9.4 Tax Allocations. In accordance with Sections 704(b) and 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its fair market value as of the date of contribution. Such allocation shall be made in accordance with any method permitted by Sections 704(b) or 704(c) of the Code or the Treasury Regulations thereunder, as determined by the Management Committee.

         In the event any Partnership asset is adjusted as a result of a revaluation pursuant to Section 8.4.2 hereof, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and fair market value as of the date of such revaluation in the same manner as under Sections 704(b) and 704(c) of the Code and the Treasury Regulations thereunder. Any election or other decision relating to such allocations shall be made by the Management Committee in any manner permitted by the Treasury Regulations.

         Allocations pursuant to this Section 9.4 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Partner's Capital Account or share of income, profits, gains, losses, expenses, deductions, credits or other items or distributions pursuant to any provision of this Agreement.

         9.5 Special Fee Allocation. If any fee or other amount payable to a Partner is determined for tax purposes to be a payment to such Partner of a distributive share of Partnership income or gain (rather than being a fee or expenditure in the nature of an amount payable to a person who is not a Partner or other than in such person's capacity as a Partner), then such amount shall be treated (for tax purposes and for purposes of determining Capital Accounts) as an allocation of gross income to such Partner in the year such amount is accrued, and a distribution in the year such amount is paid. However, the priority of payment of any such item shall be unaffected by such treatment.


                                    ARTICLE X

                                  DISTRIBUTIONS

         Distributions of cash shall be made in such amounts and at such times as determined by the Management Committee in proportion to the Partners' Partnership Interests. No distribution of property shall be made without the consent of all Partners. Distributions upon the liquidation of the Partnership shall be made in accordance with Section 16.4.


                                   ARTICLE XI

                      MANAGEMENT AND OPERATION OF BUSINESS

         11.1 General Management Structure. The Partnership shall be managed by a Management Committee which, except as otherwise provided in this Agreement, shall have exclusive authority with respect to all affairs of the Partnership. The Management Committee may delegate in writing to one or more Partners or agents of the Partnership responsibility for such matters as the Management Committee may determine, including the execution and delivery of any agreement, document or instrument on behalf of the Partnership, provided that any such activities shall be conducted pursuant to the policies set and general direction given by the Management Committee. In furtherance of the foregoing, the Partners intend that Pohlad Companies manage the day-to-day affairs of the Partnership and agree that Pohlad Companies shall have the authority to act on behalf of the Partnership in connection therewith subject in all cases, however, to the provisions of Section 11.4.

         11.2 Management Committee.

                  11.2.1 The Management Committee shall consist of five individuals (each a "Representative"). Pohlad Companies shall have the right to designate four Representatives and BFSI shall have the right to designate one Representative. A majority of the Representatives of a Partner shall be employees of such Partner or employees of an Affiliate of such Partner. Any Partner may at any time, by written notice to the other Partner, remove any of its Representatives on the Management Committee and designate new Representatives.

                  11.2.2 One Representative of Pohlad Companies shall be the Chairman of the Management Committee. The Management Committee shall also designate a

         Secretary, who may but need not be a Representative. The Secretary shall serve at the pleasure of the Management Committee.

                  11.2.3 All meetings of the Management Committee, whether regular or special, shall be held in, or in the case of telephonic meetings, originate from the United States. The Chairman shall preside at all meetings of the Management Committee, which shall meet quarterly, or less frequently if approved by the Management Committee. Special meetings of the Management Committee may be called at such times and places within the United States, and in such manner, as the Chairman deems necessary. Special meetings of the Management Committee may also be called at such times and places, and in such manner, as any Representative deems necessary. Any Representative calling for any such special meeting shall notify the Chairman, who in turn shall notify all Representatives of the date and agenda for such meeting at least ten
         (10) days prior to the date of such meeting and which agenda shall include the matter or matters designated by the Representative calling for the special meeting, and may include any other matters as the Chairman shall specify in the agenda. Such ten (10) day period may be shortened with the consent of at least one Representative of each Partner. Written minutes of all meetings shall be maintained and approved at the next Management Committee meeting. Notice of and an agenda for all regular Management Committee meetings shall be provided by the Chairman to all Representatives at least ten (10) days prior to the date of such meetings.

                  11.2.4 Except as otherwise provided in Section 11.4, the Management Committee shall act upon the affirmative vote of a majority of all Representatives, whether or not participating at the Management Committee meeting at which the vote is held. The Management Committee may also take action by written consent in lieu of a meeting if such written consent is signed by: (i) all Representatives in the case of any action described in Section 11.4; or (ii) in the case of any other action a majority of all Representatives, provided that a copy of such written consent is delivered to all Representatives who have not executed such consent promptly after taking such action.

         11.3 Authority of Management Committee. The Management Committee shall have all necessary powers to carry out the purposes and business of the Partnership. Without limiting the foregoing, except as otherwise expressly provided in this Agreement, the Management Committee shall have the following specific rights and powers:

                  11.3.1 To acquire, own, hold, manage and dispose of Partnership Property, or any interest therein or appurtenant thereto, as the Management Committee deems to be in the best interests of the Partnership.

                  11.3.2 To borrow or lend money on behalf of the Partnership on terms and conditions then prevailing in the marketplace and to mortgage, pledge or otherwise encumber any Partnership Property as security for such borrowings. Nothing in this Agreement shall obligate any Partner to personally guarantee the repayment of any loan to the Partnership; provided, however, that if by agreement of any Partner or any Affiliate of a Partner such a personal guarantee or other credit enhancement is given, the Partnership may compensate such Partner or Affiliate of a Partner for such guarantee or other credit enhancement on commercially reasonable terms.

                  11.3.3 To the extent of Partnership assets, to prosecute, defend, settle or compromise actions or claims at law or in equity at the Partnership's expense as may be necessary or proper to enforce or protect the Partnership's interests; and to satisfy any judgment, decree, decision or settlement of any such suit or claim, first, out of any insurance proceeds available therefor, and next, out of the Partnership's assets and income.

                  11.3.4 To authorize the entry into and performance of contracts and agreements and to do and perform all such other things as may be in furtherance of Partnership purposes; and to authorize a Partner to execute, acknowledge and deliver on behalf of the Partnership any and all instruments which may be deemed necessary or convenient to effect the foregoing.

                  11.3.5 To acquire and enter into any contract of insurance which the Management Committee deems necessary and proper for the protection of the Partnership or for any purpose beneficial to the Partnership.

                  11.3.6 To employ, engage or retain, at the expense of the Partnership, such persons (including Affiliates of a Partner) to perform such services as the Management Committee may deem necessary or advisable for the efficient operation of the business of the Partnership and to pay to such persons such compensation as the Management Committee shall determine.

         11.4 Restrictions on Authority of Management Committee. The Management Committee shall have no authority to act on behalf of the Partnership and is expressly prohibited from taking any of the following actions unless the unanimous consent of all Representatives is first received:

                  11.4.1 Making any investment in, loans to or acquisition of any Person other than: (i) a Franchised Bottler; or (ii) a Person who has received a commitment from PepsiCo or any Affiliate of PepsiCo to become a Franchised Bottler, without first receiving the approval of the Chief Executive Officer of PepsiCo or such other officer of PepsiCo to whom the Chief Executive Officer may delegate such authority.

                  11.4.2 Making any investment in, loan to or acquisition of any Franchised Bottler if such Franchised Bottler is producing and selling beverage products other than PepsiCo proprietary products without first receiving the approval of the Chief Executive Officer of PepsiCo or such other officer of PepsiCo to whom the Chief Executive Officer may delegate such authority.

                  11.4.3 Assigning the rights of the Partnership and specific Partnership Property for other than a Partnership purpose, or otherwise taking any action outside the scope of the purpose of the Partnership as set forth in Article IV hereof.

                  11.4.4 Entering into any contract or agreement with, making any loan to or guarantee of any indebtedness of a Partner or any Affiliate of a Partner, or making any payment to a Partner or an Affiliate of a Partner other than (i) distributions made pursuant to
         Article X; or (ii) payments made pursuant to contracts or agreements previously approved pursuant to this subsection 11.4.4; provided, however, that the Management Committee may by majority vote authorize the payment of (or reimbursement of a Partner or Affiliate of a Partner with respect to) all reasonable out-of-pocket expenses incurred in connection with the investigation, negotiation and/or consummation of a transaction on behalf of the Partnership.

                  11.4.5 Selling, exchanging or otherwise disposing of all or substantially all of the assets of the Partnership.

                  11.4.6 Determining the fair market value of Partnership Property and the amount of a Revaluation Adjustment pursuant to subsection 8.4.2.

                  11.4.7 Modifying the manner in which Capital Accounts or any increase or decrease thereto are computed pursuant to subsection 8.4.3.

         11.5 Indemnification of Partners and Representatives. The Partnership shall indemnify the Partners and their respective Affiliates (including their respective officers, directors and employees) and all Representatives against any loss, claim, or liability incurred by them in connection with the business of the Partnership, provided that such Person acted in good faith and was not grossly negligent or guilty of willful misconduct. Any amount paid to indemnify a Partner or a Representative, however, shall be paid out of Partnership assets only. Neither the Partnership nor any Partner shall have any claim against any Partner or any Representative based upon or arising out of any act or omission of such Person in its capacity as Partner or a Representative, provided that such Partner or Representative acted in good faith and was not grossly negligent or guilty of willful misconduct.

         11.6 Liability Under Other Agreements. The obligations of a Partner or its Affiliates pursuant to any agreement or contract entered into with the Partnership (whether or not such agreements are referred to herein), shall be separate and distinct from their obligations hereunder and any default or failure of performance with respect to such separate agreements or contracts, shall have the consequences provided for in such separate agreements or contracts or by applicable law.

         11.7 Board Representation for Franchised Bottlers. For each Franchised Bottler in which a controlling interest is purchased by the Partnership, BFSI shall have the right to appoint one member of the Board of Directors of the Franchised Bottler and Pohlad Companies shall have the right to appoint all other members of such Board which are appointed by the Partnership.


                                   ARTICLE XII

                        PROVISIONS RELATING TO PEPSI-COLA
                          PUERTO RICO BOTTLING COMPANY

         12.1 General. With respect to the Partnership's investment in Pepsi-Cola Puerto Rico Bottling Company, a Delaware corporation ("PCPR"), the Partners hereby agree that each of them and the Partnership shall comply with the provisions of this Article XII for as long as the Partnership owns or controls shares of the capital stock of PCPR which entitles the Partnership to cast a majority of the votes of the shareholders at a shareholders meeting of PCPR.

         12.2 Voting of PCPR Shares. The Partnership shall vote its shares of PCPR at all times such that one (1) member of the Board of Directors of PCPR shall be that person designated by BFSI (the "BFSI Director"). Pohlad Companies shall have the right to designate and vote the Partnership's shares of PCPR for all other members of the Board of Directors, subject, however, to the rules of the New York Stock Exchange requiring the election of two (2) independent directors (the "Independent Directors") and any agreement between the Partnership and any other party which would obligate the Partnership to vote for certain designated persons as directors of PCPR. All directors that may be designated by Pohlad Companies in its sole and absolute discretion, other than the Independent Directors, are referred to as the "Pohlad Directors."

         12.3 Management. Pohlad Companies shall cause the Pohlad Directors to vote in favor of:

                  12.3.1 Establishing and maintaining an Audit Committee of the Board of Directors of PCPR and appointing the BFSI Director to such Audit Committee.

                  12.3.2 Causing PCPR to deliver to BFSI monthly financial statements of PCPR (consisting of a balance sheet, income statement and statement of cash flows) no later than: (i) forty-five (45) days after the end of each month during 1998; and (ii) twenty-five (25) days after the end of each month during all periods after 1998.

                  12.3.3 Appointing one of the "big five" international accounting firms to serve as the independent auditors of PCPR.

         12.4 Approval Rights of BFSI Director. Pohlad Companies shall cause the Pohlad Directors to refrain from voting to authorize any of the following actions by PCPR unless such action is also approved by the BFSI Director:

                  12.4.1 Making any capital expenditure or disposition of assets that is individually or together with a series of related transactions in excess of $5 Million.

                  12.4.2 Engaging in any business not directly related to the soft drink business.

                  12.4.3 Any transaction between PCPR and Pohlad Companies or any Affiliate of Pohlad Companies; provided, however, that BFSI hereby agrees that PCPR may enter into a Management Agreement and Services Agreement with Affiliates of Pohlad Companies in substantially the form of Exhibits B and C, respectively, attached hereto.

                  12.4.4 Any new borrowing of money or issuing in the future any debt securities which would have the effect of, based on the then-current forecast made available to the Board of Directors, causing PCPR's "Interest Coverage ratio" to fall below 2.5, other than draws under any revolving line of credit previously approved by the Board of Directors of PCPR with the consent of the BFSI Director. For purposes of this subsection 12.4.4, the term "Interest Coverage Ratio" shall mean the ratio of: (i) PCPR's annual net income before deduction for interest expense, income tax expense, depreciation expense and amortization expense; to (ii) PCPR's annual interest expense.

                  12.4.5 Issuing any shares of capital stock or any debt securities convertible into shares of capital stock, or issuing or granting any warrant, option or other right to acquire shares of capital stock or securities convertible into shares of capital stock, other than: (i) the grant of options and issuance of shares pursuant to the exercise thereof under any employee stock option plan in existence as of the date hereof; or (ii) the issuance of shares of capital stock pursuant to the exercise of any warrant outstanding as of the date hereof.

                  12.4.6 Declare any dividends, which when taken together with all other dividends declared during the same fiscal year of PCPR, would be in excess of thirty percent (30%) of PCPR's after-tax net income for the immediately preceding fiscal year.

                  12.4.7 Authorizing PCPR to merge with and into any other Person, or authorizing any Person to merge with and into PCPR.

                  12.4.8 Authorizing any sale of all or substantially all of the assets of PCPR, or adopting any plan of liquidation of PCPR.

Notwithstanding the foregoing, if the Pohlad Directors inform the BFSI Director of their desire to vote in favor of any of the above-listed actions but are prevented from doing so by the BFSI Director by reason of this Section 12.4, BFSI shall indemnify, defend and hold the Pohlad Directors harmless from and against all liabilities, costs and expenses (including reasonable attorneys' fees and disbursements) arising out of or related to any claim or action by any shareholder or creditor of PCPR alleging that the failure to take such action constitutes a breach or violation of the fiduciary duties of the Pohlad Directors.

         12.5 Transfer of PCPR Shares. The Partnership shall not sell, transfer, assign or exchange any of the shares of PCPR owned by the Partnership without first offering BFSI the opportunity for a period of sixty (60) days to purchase such shares on the same terms and conditions as the Partnership proposes to sell, transfer, assign or exchange such shares; provided that if the Partnership proposes to transfer the PCPR shares for other than all cash consideration, BFSI shall be entitled to purchase any shares so offered by paying the cash equivalent value thereof. If BFSI does not exercise its right to purchase during said 60-day period, the Partnership may during a period of twenty (20) days thereafter transfer its shares of PCPR to a third party, provided that the terms of sale are not more favorable to the third party than those offered to BFSI and provided further that this Section 12.5 shall not amend the provisions of the Exclusive Bottling Appointments issued to PCPR which require PepsiCo's consent to certain transfers of shares in PCPR.


                                  ARTICLE XIII

                          BOOKS OF ACCOUNT AND REPORTS

         13.1 Books of Account. The Management Committee shall keep or cause to be kept complete and accurate accounts of all transactions of the Partnership in proper books of account and shall enter or cause to be entered therein a full and accurate account of each and every Partnership transaction in accordance with accounting principles as determined by the Management Committee based upon the advice of the Partnership's accountants. The books and records of the Partnership shall be closed and balanced as of the end of each fiscal year. The books of account and other records of the Partnership shall at all times be kept at the chief executive office of the Partnership and each of the Partners shall have access to and may inspect and copy any of such books and records at all reasonable times.

         13.2 Accounting Practices. The fiscal year and tax year of the Partnership shall be the calendar year. The Management Committee shall have the authority to designate and retain a firm of independent certified public accountants to assist in the maintenance and preparation of such books, records and reports as the Management Committee deems desirable.

         13.3 Bank Accounts. The Partnership shall maintain bank accounts at Norwest Bank Minnesota, N.A. or in such other bank or banks as may be selected by the Management Committee. All withdrawals from such bank accounts shall be made by check, or other instrument, signed by such Person or Persons as the Management Committee may designate.

         13.4 Report to Partners. The Management Committee shall, as soon as is practicable after the end of each calendar quarter and each fiscal year of the Partnership, deliver to each Partner a report of the business and operations of the Partnership during such period. The report shall include an income statement and balance sheet of the Partnership with quarterly and year-to-date results of operations.

         13.5 Tax Information. Appropriate tax information shall be delivered to each Partner not later than March 31 after the end of each fiscal year.

         13.6 Tax Elections. In the event of a transfer or a repurchase by the Partnership of a Partnership Interest, or distribution of property by the Partnership in exchange for all or part of the Partnership Interest of any Partner, the Management Committee may elect on behalf of the Partnership, pursuant to Section 754 of the Code (or any successor provision), to adjust the basis of the assets of the Partnership in the manner permitted by the Code.

         13.7 Tax Matters Partner. Pohlad Companies shall serve as Tax Matters Partner for federal income tax purposes. The Tax Matters Partner shall fully and timely inform each Partner of any administrative proceedings relating to the Partnership, including without limitation, providing every Partner with the time and place of all phases of administrative proceedings as well as copies of all correspondence from and to any taxing authority within ten (10) business days of receipt or dispatch. If, on advice of counsel, the Tax Matters Partner determines that it is in the best interest of the Partners that the final results of any administrative proceeding be appealed by the institution of legal proceedings, the Tax Matters Partner is hereby authorized to commence such legal proceedings in such forum as it, on advice of counsel, determines to be appropriate. In the event the Tax Matters Partner selects a forum for appeal in which it is required to deposit a proportionate share of any disputed tax before making such appeal, each of the Partners will be required to deposit and pay its proportionate share of such disputed tax before participating in such appeal, but only if and to the extent that such Partner would otherwise be required to pay tax on any ultimate adjustment to the taxable income of the Partnership. The Partners acknowledge that such deposit under current law does not earn interest and that the failure so to deposit may preclude a Partner from pursuing any other sort of appeal by court action. The Tax Matters Partner shall notify each Partner, in writing, of any settlement agreements to be entered into by the Tax Matters Partner with any taxing authority, on behalf of the Partnership, at least forty-five (45) days prior to signing such settlement agreement. Further, the Tax matters Partner shall refuse to extend the statute of limitations with respect to tax items of the Partnership without the unanimous written consent of the Partners. The Tax Matters Partner shall not be liable to any other Partner for any action taken with respect to any such administrative proceeding or appeal so long as the Tax Matters Partner is not grossly negligent or guilty of willful misconduct. Any costs paid or incurred by the Tax Matters Partner in connection with its activities in such capacity shall be reimbursed by the Partnership. Nothing in this Section shall limit the ability of any Partner to take any action in their individual capacity relating to administrative proceedings of Partnership matters that is left to the determination of any individual Partner under the Code or under any similar state or local provision. Each Partner acknowledges that any cost it may incur in connection with an audit of its income tax return, including an audit of its investment in this Partnership, is such Partner's sole responsibility and obligation; and neither the Partnership, nor the Tax Matters Partner shall be liable to any Partner for reimbursement or sharing of any such costs.


                                   ARTICLE XIV

             RESTRICTION TRANSFER OF PARTNERSHIP INTERESTS; DEADLOCK

         14.1 Assignment.

                  14.1.1 Direct Assignments. No Partner may transfer all or part of its Interest, except to an Affiliate, without the prior written consent of the other Partner, which consent may be withheld or conditioned in such other Partner's sole discretion.

                  14.1.2 Indirect Assignments by PepsiCo. PepsiCo shall not permit the assignment or transfer of voting control of BFSI to any Person other than an Affiliate of PepsiCo without the prior written consent of Pohlad Companies, which consent may be withheld or conditioned in Pohlad Companies' sole discretion.

                  14.1.3 Indirect Assignments by Pohlad Companies. Pohlad Companies shall not permit the assignment or transfer of voting control of Pohlad Companies to any Person other than an Affiliate of any of Robert C. Pohlad, James O. Pohlad or

         William M. Pohlad or their immediate family members, without the prior written consent of PepsiCo, which consent may be withheld or conditioned in PepsiCo's sole discretion.

         14.2 Deadlock. If, irrespective of whether the business of the Partnership is then being conducted to the advantage to the Partners, the Management Committee is unable to reach agreement with respect to any matter subject to Section 11.4 hereof or the BFSI Director fails to approve any action proposed by the Pohlad Directors pursuant to Section 12.4 hereof, and any such disagreement continues for a period of ninety (90) days from the date on which one of the Partners notifies the other Partner that a deadlock exists, such matter shall be immediately brought to the attention of the respective Chief Executive Officers of PepsiCola Company and Pohlad Companies. If, after an additional ninety (90) day period, the respective Chief Executive Officers are unable to resolve such disagreement, the "Buy-Sell Procedure" set forth in
Section 14.3 shall become operative.

         14.3 Buy-Sell Procedure. At any time within sixty (60) days following the expiration of the last 90-day period described in Section 14.2 above, either Partner may give a written notice to the other Partner invoking this Buy-Sell Procedure (the "Sale Notice"). Within thirty (30) days after delivery of the Sale Notice, Pohlad Companies shall deliver to BFSI a written statement of its opinion of the value of a one percent (1%) Interest in the Partnership (the "Valuation Statement"). BFSI shall then have the option, for sixty (60) days after receipt of the Valuation Statement (the "Decision Period"), to purchase the Partnership Interest of Pohlad Companies or to require Pohlad Companies to purchase its Partnership Interest, each at a price equal to the amount set forth in the Valuation Statement multiplied by the Partnership Interest then held by the selling Partner, BFSI or Pohlad Companies, as the case may be. BFSI shall make its election by delivery of written notice (the "Decision Notice") to Pohlad Companies within the Decision Period. The transaction specified in the Decision Notice shall be consummated within thirty (30) days after delivery of the Decision Notice, and the purchase price shall be paid in immediately available funds at the closing. If BFSI does not respond with a decision to purchase or sell within the Decision Period, BFSI shall be deemed to have agreed to sell its Partnership Interest to Pohlad Companies at the price contained in the Valuation Statement.

         14.4 Covenant to Maintain Support. In the event that Pohlad Companies acquires BFSI's Partnership Interest pursuant to the Buy-Sell Procedure, the levels of concentrate pricing and marketing spending which have been agreed upon for future years shall continue to be followed and if there is no agreement as to the levels of concentrate pricing or marketing spending during any of the five (5) years following the year in which BFSI's Partnership interest is purchased, BFSI and PepsiCo agree to maintain, during the remaining years of such five (5) year period, the concentrate pricing and marketing level for the last year which is agreed upon; provided that the marketing level for such remaining years shall not exceed forty percent (40%) of concentrate sales. This Section 14.4 shall survive the termination of this Agreement.


                                   ARTICLE XV

                             BUSINESS OPPORTUNITIES

         15.1 Partnership Opportunity. Subject to the provisions of Section 15.2 hereof, participation in the Partnership shall not in any way restrain any Partner or their Affiliates in their present or future business activities (regardless of whether such activities are competitive with the Partnership) and neither the Partnership nor any Partner shall have any claim or entitlement to the benefits derived by a Partner or a Partner's Affiliates from such activities.

         15.2 Expansion Opportunities.

                  15.2.1 Notwithstanding the foregoing, all investment, acquisition and expansion opportunities with respect to Franchised Bottlers in the Carribean Region (an "Expansion Opportunity") shall be pursued (directly or indirectly by a subsidiary of the Partnership) through the Partnership and no Partner or Affiliate of a Partner may independently pursue any Expansion Opportunity without the approval of the other Partner. In furtherance of the foregoing, BFSI hereby agrees that the Partnership has been preapproved by PepsiCo. as a Franchised Bottler in the Carribean Region for a period of five (5) years from the date of this Agreement if the Partnership is able to reach an agreement with the then current Franchised Bottlers in the Carribean Region to acquire their bottling businesses or any territory in the Carribean Region otherwise becomes available for the bottling of PepsiCo proprietary beverage products.

                  15.2.2 In the event that during the five (5) year period after the date of this Agreement the United States boycott laws relating to Cuba are lifted and PepsiCo is free, without any legal exposure, to appoint a new bottler for Cuba, PepsiCo and PCPR will negotiate in good faith new franchise agreements, including concentrate spending, marketing support levels, brand commitments and investment commitments, to appoint PCPR or, subject to the pre-existing rights of PCPR, a wholly-owned subsidiary of the Partnership as the exclusive bottler for PepsiCo products in Cuba. PepsiCo and PCPR or the Partnership, as the case may be, will use their respective best efforts to reach an agreement on such franchise terms for a period of three (3) months from the date on which notice of the lifting of such boycott laws is issued and PepsiCo will not be entitled to negotiate with any other potential bottler for Cuba during such three (3) month period. Nothing herein shall diminish any existing rights PCPR may have with respect to Cuba.


                                   ARTICLE XVI

                           TERMINATION AND LIQUIDATION

         16.1 Negation of Right to Dissolve by Will of Partner. No Partner shall have the right to terminate this Agreement or dissolve the Partnership by its express will or by withdrawal without the express written consent of the other Partner. Without limiting any other rights or remedies (in equity or at law) available to a Partner, upon any dissolution occurring in contravention of this Agreement caused by the express will or withdrawal of Pohlad Companies, BFSI shall be the liquidating Partner (the "Liquidating Partner"), and upon any dissolution occurring in contravention of this Agreement caused by the express will or withdrawal of BFSI, Pohlad Companies shall be the Liquidating Partner.

         16.2 Events Causing Liquidation. The Partnership will dissolve, liquidate and its business will not be continued upon the happening of any of the following events:

                  16.2.1 The sale, exchange or other disposition of all or substantially all of the assets of the Partnership.

                  16.2.2 The withdrawal or bankruptcy of a Partner.

                  16.2.3 The insolvency or bankruptcy of the Partnership.

                  16.2.4 The mutual agreement of the Partners.

         16.3 Winding Up of the Partnership. Subject to the provisions of
Section 16.5, upon dissolution of the Partnership, the Partnership's business shall be wound up and all its assets distributed in liquidation, provided, however, that the Partners acknowledge and agree that, in the event of a dissolution of the Partnership, the business of the Partnership shall be operated in the normal course of events during the winding up period (except for sales of assets or the business, or parts thereof, as approved by the Liquidating Partner). Upon dissolution, except as set forth in Section 16.1, Pohlad Companies shall act as the Liquidating Partner. During the winding up process, the Liquidating Partner shall have the right to wind up the Partnership and offer the business and the assets of the Partnership for sale, in whole or in part, as promptly as shall be practicable and with reasonable diligence and upon sale to distribute the proceeds of sale as provided in Section 16.4 below, provided, however, that the Liquidating Partner shall have the authority to decide whether to liquidate all assets of the Partnership or make certain in-kind distributions to the Partners as part of the liquidation process. If any assets are not sold, gain or loss shall be allocated to the Partners in accordance with Article IX as if such assets had been sold at their fair market value at the time of the liquidation. If any assets are distributed to a Partner, rather than sold, the distribution shall be treated as a distribution equal to the fair market value of the asset at the time of the liquidation. Any offer for sale of the assets of the Partnership shall be conducted in a manner customary for the sale of assets of the type held by the Partnership, on such terms and conditions as the Liquidating Partner deems appropriate in order to maximize the proceeds of such sale. During the pendency of such offer, either Partner shall be entitled to participate in the bidding for the Partnership's assets (or any part thereof).

         16.4 Distribution on Liquidation. The assets of the Partnership shall be applied and distributed in the following order of priority:

                  16.4.1 To the payment of all debts and liabilities of the Partnership, including all fees due any Partner or Affiliates of a Partner, and including any loans or advances that may have been made by the Partners of Affiliates of the Partners to the Partnership, in the order of priority as provided by law;

                  16.4.2 To the establishment of any reserves deemed necessary by the Liquidating Partner for any contingent liabilities or obligations of the Partnership; and

                  16.4.3 To the Partners (ratably in proportion to the aggregate credit balances in the Capital Accounts after and including all allocations to the Partners under Article IX, including the allocation of any income, gain or loss from the sale, exchange or other disposition (including a deemed sale pursuant to this Section 17.3) of the Partnership's assets.

         16.5 Breach of Commitment to Maintain Partnership. In the event of dissolution in violation of the first sentence of Section 16.1 above, and in lieu of the liquidation of the Partnership, the Liquidating Partner shall have the right to give the violating Partner the Sale Notice and invoke the Buy-Sell Procedure set forth in Section 14.3. In all events the Liquidating Partner shall be entitled to recover from the Partner that violated such provision the amount of damages incurred by the Partnership proximately related to such act, and such amount shall be paid to the other Partner.

         16.6 Negative Capital Account Balances. No Partner with a deficit or negative balance in its Capital Account after all the allocations and distributions have been made upon liquidation of the Partnership shall be obligated to contribute property or cash to the Partnership in order to restore such deficit Capital Account balance.

                                  ARTICLE XVII

                         REPRESENTATIONS AND WARRANTIES

         17.1 Representations and Warranties of each Partner. Each Partner hereby represents and warrants to the other Partner that:

                  17.1.1 Such Partner is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation. Such Partner has all corporate power and authority, rights and franchises to own its properties and to carry on its business as is now conducted, and has the corporate power and authority to enter into and perform this Agreement.

                  17.1.2 The execution, delivery and performance of this Agreement by such Partner has been duly authorized by the Board of Directors of such Partner and does not require the consent or approval of any governmental body, other regulatory authority or other person; is not in contravention of or in conflict with any law or regulation or any term or provision of such Partner's Articles of Incorporation or Bylaws; and this Agreement is the valid, binding and legally enforceable obligation of such Partner in accordance with its terms.

                  17.1.3 The execution, delivery and performance of this Agreement will not breach or constitute a default under any agreement, indenture or other material undertaking or instrument to which such Partner is a party or by which it or any of its property may be bound or affected, and such execution, delivery and performance will not result in the creation or imposition of (or the obligation to create or impose) a lien on any of its property pursuant to the provisions of any of the foregoing.


                                  ARTICLE XVIII

                                  MISCELLANEOUS

         18.1 Notice. All notices, offers, demands, certificates or other communications required or permitted under this Agreement shall be in writing, signed by the Person giving the same. Notice shall be treated as given when personally received or (except in the event of a mail strike) when sent by certified or registered mail, postage prepaid, return receipt requested, to a Partner at the address as shown from time to time on the records of the Partnership. Any Partner may specify a different address by notice to the other Partner and the Partnership.

         18.2 Amendment. This Agreement may not be amended without the written consent of all the Partners. Oral agreements which purport to amend this Agreement shall not be enforceable.

         18.3 Partition. The Partners agree that the Partnership Property is not and will not be suitable for partition. Accordingly, each of the Partners hereby irrevocably waives any and all rights that he may have to maintain any action for partition of any Partnership Property.

         18.4 Consent and Waiver. No consent under and no waiver of any provision of this Agreement on any one occasion shall constitute a consent under or waiver of any other provision on said occasion or on any other occasion, nor shall it constitute a consent under or waiver of the consented to or waived provision on any other occasion. No consent or waiver shall be enforceable unless it is in writing and signed by the party against whom such consent or waiver is sought to be enforced.

         18.5 Entire Agreement. This Agreement constitutes the entire agreement among the parties. It supersedes any prior agreement or understanding among them, and it may not be modified or amended except in a writing duly executed by all of the Partners of the Partnership at the time of such amendment.

         18.6 Governing Law. This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware.

         18.7 Successors. Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors and assigns.

         18.8 Number and Gender. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural and pronouns stated in either the masculine, the feminine or the neuter gender shall include the masculine, feminine and neuter.

         18.9 Interpretation. All references herein to Articles, Sections and subsections refer to Articles, Sections and subsections of this Agreement. All Article and Section headings are for reference purposes only and shall not affect the interpretation of this Agreement.

         18.10 Severability. If any provision of this Agreement or the application of such provision to any Person or circumstances, shall be held invalid, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

         18.11 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, binding on all Partners. Each Partner shall become bound by this Agreement immediately upon signing any counterpart, independently of the signature of any other Partner.

         18.12 Necessary Instruments. The Partners covenant and agree that they shall execute any further instruments and shall perform any acts which are or may become necessary to effectuate and to carry out the terms and conditions of this Agreement.

         18.13 PepsiCo Guarantee. PepsiCo hereby guarantees the full and complete performance by BFSI of all of its obligations under this Agreement.

                      [THIS SPACE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the undersigned have executed this Partnership Agreement as of the day and year first above written.


                                                    POHLAD COMPANIES


                                                    By: /s/ Robert C. Pohlad
                                                        ------------------------
                                                        Robert C. Pohlad
                                                        Its: President


                                                    BEVERAGES, FOODS & SERVICE
                                                        INDUSTRIES, INC.


                                                    By: /s/ Robert K. Biggart
                                                        ------------------------
                                                        Robert K. Biggart
                                                        Its: Vice President


                                                    PEPSICO, INC.


                                                    By: /s/ Robert K. Biggart
                                                        ------------------------
                                                        Robert K. Biggart
                                                        Its: Assistant Secretary



                   [SIGNATURE PAGE TO PARTNERSHIP AGREEMENT OF
                               P-PR TRANSFER, LLP
                        DATED AS OF JULY 17, 1998]

                                   SCHEDULE 1
                                       TO
                              PARTNERSHIP AGREEMENT

             INITIAL CAPITAL CONTRIBUTIONS AND PARTNERSHIP INTERESTS
             -------------------------------------------------------



                                         INITIAL
                                         CAPITAL             PARTNERSHIP
                                       CONTRIBUTION            INTEREST
                                       ------------            --------
Pohlad Companies                        $33,308,064              80%
Beverages, Foods and Service            $ 8,327,016              20%
Industries, Inc.
         TOTALS                         $41,635,080              100%
                                        ===========              ====

                                    EXHIBIT A
                                       TO
                              PARTNERSHIP AGREEMENT

                                CARRIBEAN ISLANDS
                                -----------------


Anguilla
Antigua
Aruba
Bahamas
Barbados
Bermuda
Bonaire
British Virgin Islands
Cayman Islands
Curacao
Dominica
Dominican Republic
Grenada
Guadeloupe
Haiti
Jamaica
Martinique
Montserrat
Puerto Rico
Saba
St. Barthelemy
St. Eustatius
St. Kitts and Nevis
St. Lucia
St. Martin/St. Maarten
St. Vincent and the Grenadines
Trinidad and Tobago
Turks & Caicos
The US Virgin Islands

                             ASSIGNMENT AGREEMENT


     This Assignment Agreement, by and between Rafael Nin (hereafter called "Assignor"), and P-PR Transfer, LLP., a Delaware limited liability partnership (hereafter called "Assignee"), is made and is effective as of July 17, 1998.

                                    RECITALS

A. Assignor is a party to the stock option agreement dated September 28, 1996, among the persons and entities listed under "Grantors" on the signature pages thereto, Pepsi-Cola Puerto Rico Bottling Company (the "Company") and Assignor (hereafter called "Stock Option Agreement").

B. Assignor desires, for no consideration but for the benefit of the Company, to assign and transfer to Assignee all of his right, title and interest in, to and under the Stock Option Agreement.

C. Assignee desires to accept the assignment and transfer by Assignor of all of his right, title and interest in, to and under the Stock Option Agreement.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

     1. Assignment. Effective as of the Closing, as defined in that certain transfer agreement (the "Transfer Agreement") entered into on the date hereof by and among Assignor, Assignee and the Company, Assignor hereby:

          (a) assigns and transfers to Assignee all of Assignor's right, title and interest in, to and under the Stock Option Agreement; and

          (b) agrees not to amend, restate or terminate the Stock Option Agreement during the period between the date this Assignment Agreement is executed and the date of the Closing as set forth in the Transfer Agreement.

     2.   Representation of Assignor.   Assignor hereby represents that the form
of the Stock Option Agreement attached hereto is a complete and accurate copy of the Stock Option Agreement.

     3. Acceptance. Assignee hereby accepts the foregoing assignment and transfer effective as of the effective date hereof.

     4. Governing Law. This Assignment Agreement shall be governed by the internal laws of the State of Delaware.

     5. Termination. If the Transfer Agreement is properly terminated pursuant to its terms, this Assignment Agreement shall contemporaneously terminate and be of no further force and effect.

     6. Counterparts. This Assignment Agreement may be executed in counterparts and by different parties on different counterparts with the same effect as if the signatures thereof were on the same instrument.

     IN WITNESS WHEREOF, the parties have caused this Assignment Agreement to be executed by their duly authorized representatives on the17th day of July 1998.


                                        ASSIGNOR:




                                        /s/ Rafael Nin
                                        --------------------------------------
                                        Rafael Nin


                                        ASSIGNEE:

                                        P-PR Transfer, LLP

                                        By: Pohlad Companies, a general partner


                                        By: /s/ Robert C. Pohlad
                                           -----------------------------------
                                           Robert C. Pohlad
                                           Its:  President

                            STOCK PURCHASE AGREEMENT


     THIS AGREEMENT ("Agreement"), made and entered into as of this 15th day of June, 1998, by and between P-PR TRANSFER, LLP, a Delaware limited liability partnership ("Buyer"), and the persons appearing on the signature page hereof (herein collectively the "Sellers" and individually a "Seller").

                              W I T N E S S E T H

     WHEREAS, the Sellers, owners of 5,000,000 shares of issued and outstanding Class A common stock of the Company, par value $.01 per share (the "Stock"), which consists of all of the Class A common stock, granted an option to Mr. Rafael Nin (the "Option") to purchase the Stock pursuant to that certain Stock Option Agreement dated September 28, 1996 (the "Stock Option Agreement"); and

     WHEREAS, Mr. Rafael Nin pursuant to the terms of the Stock Option Agreement, intends to transfer all of his rights and the right to exercise the Option granted thereunder to Buyer pursuant to that certain Transfer Agreement dated as of June 15, 1998 (the "Transfer Agreement"); and

     WHEREAS, Buyer desires to acquire, pursuant to the exercise of the Stock Option Agreement, all of the issued and outstanding Class A common stock of Pepsi-Cola Puerto Rico Bottling Company, a Delaware corporation (the "Company"), which are owned by Sellers in the amounts set forth opposite their names in Schedule A attached hereto (the "Class A Common Stock"), and Sellers desire to sell and transfer, following the exercise of the Stock Option, such Class A Common Stock to Buyer, all pursuant to the terms and conditions contained in this Agreement and the Stock Option Agreement; and

     WHEREAS, the parties desire to enter into this Agreement for the purpose of making certain representations, warranties, covenants and agreements in consideration for Buyer's exercise of the Stock Option Agreement; and

     WHEREAS, the Buyer is relying on the terms of this Agreement as a condition for entering into the Transfer Agreement.

     NOW, THEREFORE, in consideration of the premises and the following mutual covenants, warranties and undertakings of the parties, it is agreed by the parties as follows:

      SECTION 1.    PURCHASE AND SALE OF CLASS A COMMON STOCK.

     1.1 TRANSFER OF CLASS A COMMON STOCK. Upon the terms and subject to the conditions set forth in this Agreement and the Stock Option Agreement, at the Closing each Seller agrees to sell, convey, assign, transfer and deliver to Buyer all of the Class A Common Stock owned by him, her or it, which with the shares held by the other Sellers represent an aggregate of 5,000,000 shares of Class A Common Stock. Upon the terms and subject to the conditions set forth in this Agreement and the Stock Option Agreement, Buyer agrees to purchase from Sellers the Class A Common Stock. At the Closing, certificates representing the Class A Common Stock shall be duly endorsed in negotiable form acceptable to Buyer and its counsel. All necessary documentary transfer or other taxes, if any, related to the transaction shall be the responsibility of Sellers.

     1.2 CONSIDERATION. Upon the terms and subject to the conditions set forth herein, Buyer shall pay Sellers the exercise price of $1.00 per share held by each such Seller for the total amount of shares held by each Seller as set forth on Schedule A hereto (the "Purchase Price") in consideration for the Class A Common Stock, payable by wire transfer (the instructions for which wire transfer shall be provided to Buyer by each Seller not later than three (3) business days prior to the Closing Date).

     1.3 NATURE OF SHARES. It is acknowledged by the parties hereto that the Class A Common Stock is not registered under the Securities Act of 1933, as amended (the "Act"), and that it cannot be sold, transferred or disposed of until a registration statement under the Act has been filed and is effective or otherwise an exemption from such registration is available or such shares are resold in conformance with the provisions of Rule 144 of the Act.

     SECTION 2.     CLOSING.

     2.1 THE CLOSING. Subject to the satisfaction or waiver of all the conditions set forth herein, the closing (the "Closing") of the transactions contemplated hereby will take place at the offices of Briggs and Morgan, Professional Association, 2400 IDS Center, Minneapolis, Minnesota on the date which is the closing date under the Transfer Agreement, unless the parties otherwise mutually agree (the "Closing Date"). All matters at the Closing will be considered to take place simultaneously, and no delivery of any document will be deemed complete until all transactions and deliveries of documents are completed.

     2.2 DELIVERIES OF SELLERS. At the Closing, Sellers will deliver, or cause to be delivered, to Buyer certificates representing the Class A Common Stock duly endorsed in blank for transfer or accompanied by duly executed stock powers assigning the Class A

Common Stock in blank, and the distribution of shares in BAESA related to the Class A Common Stock.

     2.3 DELIVERIES OF BUYER. At the Closing, Buyer will deliver to Sellers the Purchase Price to be paid at Closing by wire transfer into such accounts as are designated by Sellers.

     SECTION 3. REPRESENTATIONS AND WARRANTIES OF SELLERS. Each Seller, individually and not jointly, represents and warrants to Buyer that:

     3.1 AUTHORIZATION. Seller has full authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and no other action on the part of Seller is necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

     3.2 NO BAR TO TRANSACTION. There are no suits or proceedings pending or, to the best of Seller's knowledge, threatened against Seller, and Seller is not a party to any pending legal action, nor is Seller a party to or subject to or bound by any judgment, order or injunction of any court or governmental entity, which contains any provision which would or could operate to prevent the performance of this Agreement or any of the transactions contemplated by this Agreement. The execution of this Agreement and the consummation of the transactions contemplated hereunder will not conflict with or result in the breach or default under any term or provision of any agreement to which Seller is a party or by which Seller is bound.

     3.3 TITLE TO CLASS A COMMON STOCK; LIENS AND ENCUMBRANCES. Seller has good and marketable title to the Class A Common Stock shares opposite Seller's name on Schedule A hereto, and the Class A Common Stock of Seller is free and clear of all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests or the like ("Encumbrances").

     SECTION 4. REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer represents and warrants to Sellers that:

     4.1 AUTHORIZATION. Buyer has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and no other proceedings on the part of Buyer are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance injunctive relief or other equitable remedies.

     4.2 NO BAR TO TRANSACTION. There are no suits or proceedings pending or, to the best of Buyer's knowledge, threatened against Buyer and Buyer is not now a party to any pending legal action, nor is Buyer a party to or subject to or bound by any judgment, order or injunction of any court or governmental entity, which contains any provision which would or could operate to prevent the performance of this Agreement or any of the transactions contemplated by this Agreement. The execution of this Agreement and the consummation of the transactions contemplated hereunder will not conflict with or result in the breach or default under any term or provision of any agreement to which Buyer is a party or by which Buyer is bound.

     4.3 ACQUISITION OF SHARES. Buyer represents and acknowledges that it is acquiring the Class A Common Stock for investment purposes only and not with a view to distribute such shares, and that, accordingly, such Class A Common Stock constitute "restricted securities" as such term is defined in Rule 144 of the Act.

     SECTION 5. COVENANTS OF SELLERS. From and after the date hereof, Sellers agree with Buyer as follows:

     5.1 LIENS AND ENCUMBRANCES. The Class A Common Stock will remain free and clear from all Encumbrances.

     5.2 BAESA DISTRIBUTION. Sellers hereby instruct the Company at the Closing to distribute to Buyer any distribution of shares in BAESA related to the Class A Common Stock and the Company agrees to make such distribution to the Buyer at the Closing.

     SECTION 6. CONDITIONS TO SELLERS' OBLIGATIONS. The obligations of Sellers under this Agreement to consummate the transactions contemplated hereby are, at the option of the Sellers, subject to satisfaction of the following conditions precedent on or before the Closing Date.

     6.1 REPRESENTATIONS, WARRANTIES AND COVENANTS OF BUYER. All of the representations and warranties of Buyer contained herein will be true on and as of the Closing Date with the same effect as though made on and as of the Closing Date. Sellers will have received a certificate of Buyer, dated as of the Closing Date and signed by a Manager of Buyer, certifying as to the fulfillment of the conditions set forth in this Section 6.1.

     6.2 DELIVERIES. Buyer will have made or caused to be made the delivery to Sellers of the Purchase Price specified in Section 2.3 and in this Agreement.

     SECTION 7. CONDITIONS TO BUYER'S OBLIGATIONS. The obligation of Buyer under this Agreement to consummate the transactions contemplated hereby is, at the option of the Buyer, subject to satisfaction of the following conditions precedent on or before the Closing Date.

     7.1 REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLERS. Sellers will have complied with all of their agreements and covenants contained herein to be performed at or prior to the Closing Date, and all the representations and warranties of Sellers contained herein will be true on and as of the Closing Date with the same effect as though made on and as of the Closing Date. Buyer will have received a certificate of Sellers, dated as of the Closing Date and signed by Sellers, certifying as to the fulfillment of the conditions set forth in this Section 7.1.

     7.2 DELIVERIES. Sellers will have made or caused to be made delivery to Buyer of the documents and other items set forth in Section 2.2 hereof.

     7.3 TRANSFER AGREEMENT. The Closing provided for in the Transfer Agreement shall have occurred.

     7.4 TERMINATION OF VOTING TRUST AGREEMENTS. Each of: (i) that certain Voting Trust Agreement dated August 28, 1995 among Charles H. Beach as trustee and the shareholders named therein; (ii) that certain Gerrits Shareholder Group Voting Trust Agreement dated April 27, 1987 among Michael J. Gerrits as trustee and the shareholders named therein; and (iii) that certain Krauser Shareholder Group Voting Trust Agreement dated April 27, 1987 among Charles R. Krauser as trustee and the shareholders named therein, shall have been terminated.

     SECTION 8. INDEMNIFICATION AND RELATED MATTERS.

     8.1 INDEMNIFICATION BY SELLERS. Each Seller will indemnify Buyer and hold Buyer harmless from and against any and all damages, loss, cost or expense (including reasonable attorney's fees and expenses actually incurred), (collectively, "Loss") suffered by reason of, arising out of or resulting from:
(a) any breach of a representation or warranty made by such Seller in or pursuant to this Agreement; or (b) any failure by such Seller to fulfill any covenants or agreements under this Agreement.

     8.2 INDEMNIFICATION BY BUYER. Buyer will indemnify Sellers and hold such persons harmless from and against any and all Loss suffered by reason of, arising out of or resulting from: (a) any breach of a representation or warranty made by Buyer in or pursuant to this Agreement; or (b) any failure by Buyer to fulfill any covenants or agreements under this Agreement.

     8.3 NOTICE OF INDEMNIFICATION. In the event any legal proceeding is threatened or instituted or any claim or demand is asserted by any person (including a party hereto) in respect of which payment may be sought by one party hereto from the other party under the provisions of this Section 8, the party seeking indemnification (the "Indemnitee") will promptly cause written notice of the assertion of any such claim of which it has knowledge which is covered by this indemnity to be forwarded to the other party (the "Indemnitor"). Any notice of a claim by reason of any alleged breach of the representations, warranties or covenants contained in this Agreement will state specifically the representation, warranty or covenant with respect to which the claim is made, the facts giving rise to an alleged basis for the claim, and the amount of the liability (if determinable) asserted against the Indemnitor by reason of the claim.

     8.4 INDEMNIFICATION PROCEDURE FOR THIRD-PARTY CLAIMS. In the event of the initiation of any legal proceeding against an Indemnitee by a third party, the Indemnitor will have the absolute right after the receipt of notice, at its option and at its own expense, to be represented by counsel of its choice, and to defend against, negotiate, settle or otherwise deal with any proceeding, claim, or demand which relates to any loss, liability or damage indemnified against hereunder; provided, however, that the Indemnitee may participate in any such proceeding with counsel of its choice and at its expense. The parties will cooperate fully with each other in connection with the defense negotiation or settlement of any such legal proceeding, claim or demand. To the extent the Indemnitor elects not to defend such proceeding, claim or demand, and the Indemnitee defends against or otherwise deals with any such proceeding, claim or demand, the Indemnitee may retain counsel, at the expense of the Indemnitor, and control the defense of such proceeding. Neither the Indemnitor nor the Indemnitee may settle any such proceeding without the consent of the other party, such consent not to be unreasonably withheld.

     8.5 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties made in this Agreement will survive the Closing Date, but subject, however, to any applicable statute of limitations (including any tolling periods) that would limit the time period within which either Buyer or the Sellers could assert a claim for indemnification hereunder.

     8.6 WAIVER OF CLAIMS AGAINST THE COMPANY. Each of the Sellers hereby represents and warrants to Buyer that he, she or it does not have any claim (whether accrued, absolute, contingent, unliquidated or otherwise, and whether due or to become due) against the Company relating to any matter whatsoever (including claims based on the employment of a Seller by the Company, if applicable which are not listed on Schedule B), except with respect to those matters listed on Schedule B attached hereto. Effective as of the Closing Date, each of the Sellers, without further act or deed, will be deemed to have fully and completely released the Company and its officers, directors, subsidiaries and affiliates from any claim against the Company they have as of the Closing Date or may have after the Closing Date (if based upon events occurring on or prior to the Closing Date), except for those matters listed on Schedule B attached hereto. Nothing herein shall effect the Company's obligations to register certain shares of its class B common stock under that certain Amendment No. 5 to the Class A Shareholders Agreement dated as of May 14, 1997 by and among the Company and the shareholders named therein.

     SECTION 9. TERMINATION PRIOR TO CLOSING.

     9.1 TERMINATION. This Agreement may be terminated (provided that any termination by a Seller pursuant to this Section 9 shall be effective only as to such Seller) at any time prior to the Closing Date only:

          (a) by mutual written consent of Buyer and any Seller;

          (b) by either Buyer or any Seller if a court of competent jurisdiction or an administrative, governmental, or regulatory authority has issued a final nonappealable order, decree or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

          (c) by Buyer if (i) any of the Sellers has breached his or her representations, warranties, covenants or obligations hereunder or (ii) if any of the conditions to Buyer's obligation to consummate the transactions contemplated hereby has not been waived by Buyer or met by the Closing Date or such earlier time as such condition can no longer be satisfied; provided, however, that the Buyer shall not have breached its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the transactions contemplated by this Agreement by such date;

          (d) by any of the Sellers if (i) Buyer has breached its representations, warranties, covenants or obligations hereunder or (ii) if any of the conditions to Sellers' obligation to consummate the transactions contemplated hereby has not been waived by the holders of a majority interest of the Class B Common Stock or met by the Closing Date or such earlier time as such condition can no longer be satisfied, provided, however, that none of the Sellers shall have breached their obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the transactions contemplated by this Agreement by such date; or

          (e) by either Buyer or any of the Sellers if the transactions contemplated herein have not been consummated on or before July 31, 1998, provided, however, that the terminating party shall not have breached its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the transactions contemplated by this Agreement by such date.

     9.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement pursuant to Section 9.1, the obligations of the parties to consummate the transactions contemplated by this Agreement will expire, and none of the parties will have any further obligations under this Agreement; provided, however, that in the event of any such termination that is caused by a breach of a party, the party whose breach was the basis for the termination will not be relieved from any liability for its breach or its obligations and the other party will have no further obligations under this Agreement.

     SECTION 10. MISCELLANEOUS PROVISIONS.

     10.1 COMPLETE AGREEMENT; AMENDMENTS AND WAIVERS. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No amendment, modification, supplement or waiver of any provision of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement will be deemed to or will constitute a waiver of any other provisions hereof.

     10.2 SUCCESSORS AND ASSIGNS. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective heirs, estates, successors and permitted assigns of the parties hereto. This Agreement may not be assigned by either party without the prior written consent of the other party hereto.

     10.3 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will for all purposes be deemed to be an original and all of which will constitute the same instrument.

     10.4 HEADINGS. The headings of the sections of this Agreement are included for convenience only and will not be deemed to constitute part of this Agreement or to affect the construction hereof.

     10.5 EXPENSES. Sellers and Buyer will each pay all costs and expenses incurred by them or on their behalf in connection with this Agreement and the transactions contemplated hereby, including without limitation fees and expenses of their own brokers, finders, financial consultants, accountants and counsel.

     10.6 NOTICES. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party will be in writing and delivered personally or by telephonic facsimile transmission or sent by registered or certified mail, postage prepaid (and if by telephonic facsimile transmission with a copy sent by mail), if to Sellers at the addresses set forth under their respective signatures on the signature page hereof, and

           if to Buyer to:    P-PR Transfer, LLP
                              3800 Dain Bosworth Plaza
                              Minneapolis, Minnesota 55402
                              Attn: John Bierbaum

           with a copy to:    Briggs and Morgan
                              2400 IDS Center
                              80 South Eighth Street
                              Minneapolis, Minnesota 55402
                              Attn: Brian D. Wenger
                              Facsimile No.: 612-334-8650

     10.7 GOVERNING LAW. This Agreement will be construed in accordance with and governed by the laws of the State of Delaware applicable to agreements made and to be performed in such jurisdiction without reference to conflicts of law principles.

     10.8 SEVERABILITY. Upon a finding of the invalidity or unenforceability of any particular provision of this Agreement, the remaining provisions hereof will be construed in all respects as if such invalid or unenforceable provisions were omitted. All provisions of this Agreement will be enforced to the fullest extent permitted by law.

                     [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have executed the Stock Purchase Agreement on the day and year first above written.


BUYER                                  SELLERS (and address for notices)

P-PR TRANSFER, LLP

By: Pohlad Companies, a general        /s/ John W. Beck
 partner                               --------------------------------------
                                       JOHN W. BECK
                                       Economics Corporation
By: /s/ Robert C. Pohlad               457 N. Interlachen Avenue
   ---------------------------------   Winter Park, Florida  32789
Robert C. Pohlad                       Fax:  (407) 629-6918
Its:  President

COMPANY                                 /s/ Charles H. Beach
                                        --------------------------------------
                                        CHARLES H. BEACH
                                        700 South Federal Highway
PEPSI-COLA PUERTO RICO BOTTLING         Suite 100
 COMPANY                                Boca Raton, Florida  33432
                                        Fax: (561) 416-7282

By: /s/ Rafael Nin
    --------------------------------
Its: President
    --------------------------------

                                        /s/ Patricia B. Beach
                                        --------------------------------------
                                        PATRICIA B. BEACH
                                        700 South Federal Highway
                                        Suite 100
                                        Boca Raton, Florida  33432
                                        Fax: (561) 416-7282

                                        /s/ Linda McCune
                                        --------------------------------------
                                        LINDA MCCUNE
                                        c/o Charles H. Beach
                                        700 South Federal Highway
                                        Suite 100
                                        Boca Raton, Florida  33432
                                        Fax: (561) 416-7282

                                        /s/ Sandra Waugh
                                        --------------------------------------
                                        SANDRA WAUGH
                                        c/o Charles H. Beach
                                        700 South Federal Highway
                                        Suite 100
                                        Boca Raton, Florida  33432
                                        Fax: (561) 416-7282

                                        /s/ Charles H. Beach Jr.
                                        --------------------------------------
                                        CHARLES H. BEACH, JR.
                                        c/o Charles H. Beach
                                        700 South Federal Highway
                                        Suite 100
                                        Boca Raton, Florida  33432
                                        Fax: (561) 416-7282


                                        MICHAEL J. GERRITS INVESTMENT LTD.

                                        /s/ Michael J. Gerrits
                                        --------------------------------------
                                        Edward J. Gerrits Corporation
                                        3465 NW 2/nd/ Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476

                                        /s/ Anne Gerrits
                                        --------------------------------------
                                        ANNE GERRITS
                                        Edward J. Gerrits Corporation
                                        3465 NW 2/nd/ Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476


                                        --------------------------------------
                                        ANITA F. GERRITS AS TRUSTEE OF ANITA
                                        F. GERRITS TRUST NO. 1


                                        By:
                                            ----------------------------------
                                        Its:
                                            ----------------------------------
                                        Edward J. Gerrits Corporation
                                        3465 NW 2/nd/ Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476

                                        PATRICK T. GERRITS INVESTMENT LTD.

                                        /s/ Patrick T. Gerrits
                                        --------------------------------------
                                        Edward J. Gerrits Corporation
                                        3465 NW 2/nd/ Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476


                                        PATRICK T. GERRITS IRREVOCABLE TRUST

                                        /s/ David P. Gerrits
                                        --------------------------------------
                                        Edward J. Gerrits Corporation
                                        3465 NW 2/nd/ Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476


                                        CHRISTINE M. GERRITS KLINE
                                        IRREVOCABLE TRUST

                                        /s/ Christine Marie Gerrits Kline
                                        --------------------------------------
                                        Edward J. Gerrits Corporation
                                        3465 NW 2/nd/ Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476

                                        /s/ James C. Keavney
                                        --------------------------------------
                                        JAMES C. KEAVNEY
                                        10 Cottonwood Court #1959
                                        Sapphire, North Carolina  28774
                                        Fax:  (704) 743-1705

                                        /s/ Laure L. Keavney
                                        --------------------------------------
                                        LAURE L. KEAVNEY
                                        10 Cottonwood Court #1959
                                        Sapphire, North Carolina  28774
                                        Fax:  (704) 743-1705

                                        JAMES C. KEAVNEY, TRUSTEE FOR LAURE
                                        L. KEAVNEY IRREVOCABLE GST TRUST

                                        By: /s/ James C. Keavney
                                            ----------------------------------
                                        Its: Trustee
                                            ----------------------------------
                                        10 Cottonwood Court #1959
                                        Sapphire, North Carolina  28774
                                        Fax:  (704) 743-1705


                                        LAURE L. KEAVNEY, TRUSTEE FOR JAMES
                                        C. KEAVNEY IRREVOCABLE GST TRUST

                                        /s/ Laure L. Keavney
                                        ----------------------------------
                                        Its: Trustee
                                            ----------------------------------
                                        10 Cottonwood Court #1959
                                        Sapphire, North Carolina  28774
                                        Fax:  (704) 743-1705

                                        /s/ Thomas J. Lawless
                                        --------------------------------------
                                        THOMAS J. LAWLESS
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476

                                        /s/ Ronald Robison
                                        --------------------------------------
                                        RONALD ROBISON
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476

                                        /s/ William A. Proulx
                                        --------------------------------------
                                        WILLIAM A. PROULX
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476

                                        /s/ James J. O'Brien Jr.
                                        --------------------------------------
                                        JAMES J. O'BRIEN ESTATE
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476


                                        LUMIYE INTERNATIONAL, S.A.

                                        /s/ Anton Schedlbauer
                                        --------------------------------------
                                        c/o Anton Schedlbauer
                                        Elmac, S.A.
                                        12 Calle 1-25
                                        Zona 10
                                        Edificio Geminis 10
                                        Torre Norte Oficina 1404
                                        Guatemala City, Guatemala
                                        Fax:  011 (502) 335-3590


                                        GIRASOL ENTERPRISES

                                        /s/ Ines de S. Schedlbauer
                                        --------------------------------------
                                        c/o Anton Schedlbauer
                                        Elmac, S.A.
                                        12 Calle 1-25
                                        Zona 10
                                        Edificio Geminis 10
                                        Torre Norte Oficina 1404
                                        Guatemala City, Guatemala
                                        Fax:  011 (502) 335-3590


                                        KRAUSER FAMILY INVESTMENT LTD.

                                        /s/ Charles R. Krauser
                                        -------------------------------------
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396

                                        KRAUSER IRREVOCABLE EDUCATION TRUST

                                        /s/ Charles R. Krauser
                                        --------------------------------------
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396


                                        ROSE KRAUSER IRREVOCABLE GST TRUST

                                        /s/ Rose Krauser
                                        --------------------------------------
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396


                                        CHARLES R. KRAUSER IRREVOCABLE GST
                                        TRUST

                                        /s/ Charles R. Krauser
                                        --------------------------------------
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396


                                        GOLTRA FAMILY INVESTMENTS LTD.

                                        /s/ John R. Goltra
                                        --------------------------------------
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396

                                        JOHN R. GOLTRA IRREVOCABLE GST TRUST

                                        /s/ Janet L. Goltra
                                        --------------------------------------
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396


                                        JANET L. GOLTRA IRREVOCABLE GST TRUST

                                        /s/ John R. Goltra
                                        --------------------------------------
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396

                                        /s/ Dorothy D'Angelo
                                        --------------------------------------
                                        DOROTHY D' ANGELO
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396


                                        HAAS FINANCIAL CORP.

                                        /s/ George Haas
                                        ----------------------------------
                                        230 Park Avenue
                                        New York, New York  10169
                                        Fax:  (212) 983-0493

                                   SCHEDULE A

                      SHARES OF CLASS A COMMON STOCK OWNED

NAME                                                      NO. OF SHARES OWNED
--------------------------------------------------------  -------------------
Charles H. and Patricia B. Beach                                    2,218,368

Linda McClure                                                           8,526

Sandra Waugh                                                            8,526

Charles H. Beach, Jr.                                                   8,526

Michael J. Gerrits Investment Ltd.                                    417,488

Anne Gerrits                                                          126,821

Patrick T. Gerrits Investment Ltd.                                    341,146

Patrick T. Gerrits Irrevocable Trust                                   36,234

Christine M. Gerrits Kline Irrevocable Trust                           36,234

James C. and Laure L. Keavney                                          66,430

James C. Keavney, trustee for Laure L. Keavney                         12,078
 Irrevocable GST Trust

Laure L. Keavney, trustee for James C. Keavney                         12,078
 Irrevocable GST Trust

Thomas J. Lawless                                                       5,661

Anita F. Gerrits as trustee of Anita F. Gerrits Trust                  24,156
 No. 1

Ronald Robison                                                          5,661

William A. Proulx                                                       5,661

James J. O'Brien Estate                                                 5,661

Lumiye International, S.A.                                            264,210

Girasol Enterprises                                                   113,233

Krauser Family Investment Ltd.                                        209,355

Krauser Irrevocable Education Trust                                     6,039

Rose Krauser Irrevocable GST Trust                                     18,117

Charles R. Krauser Irrevocable GST Trust                               18,117

Goltra Family Investment Ltd.                                         203,315

John R. Goltra Irrevocable GST Trust                                   24,156

Janet L. Goltra Irrevocable GST Trust                                  24,156

Dorothy D'Angelo                                                      251,628

John Wm. Beck                                                         339,698

Haas Financial Corp.                                                  188,721
                                                                    ---------
TOTAL                                                               5,000,000
                                                                    =========

                                   SCHEDULE B

                     LIST OF SELLERS INDEMNIFICATION CLAIMS
                        (NOTED PURSUANT TO SECTION 8.6)

                            STOCK PURCHASE AGREEMENT

     This Agreement ("Agreement"), made and entered into as of this 15th day of June, 1998, by and between P-PR Transfer, LLP, a Delaware limited liability partnership ("Buyer"), and the persons appearing on the signature page hereof (herein collectively the "Sellers" and individually a "Seller").

                              W I T N E S S E T H

     WHEREAS, Buyer desires to acquire all of the issued and outstanding voting Class B common stock of Pepsi-Cola Puerto Rico Bottling Company, a Delaware corporation (the "Company"), which are owned by Sellers in the amounts set forth opposite their names in Schedule 1 attached hereto (the "Class B Common Stock"), and Sellers desire to sell and transfer such Class B Common Stock to Buyer, all pursuant to the terms and conditions contained in this Agreement.

     NOW, THEREFORE, in consideration of the premises and the following mutual covenants, warranties and undertakings of the parties, it is agreed by the parties as follows:

     SECTION 1. PURCHASE AND SALE OF CLASS B COMMON STOCK.

     1.1 TRANSFER OF CLASS B COMMON STOCK. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing each Seller agrees to sell, convey, assign, transfer and deliver to Buyer all of the Class B Common Stock owned by him or her on the Closing Date (except with respect to Haas Financial Corp. which agrees to sell only 125,000 shares of Class B Common Stock), which with the shares held by the other Sellers will represent an aggregate of 3,830,307 shares of Class B Common Stock. Upon the terms and subject to the conditions set forth in this Agreement, Buyer agrees to purchase from Sellers the Class B Common Stock. At the Closing, certificates representing the Class B Common Stock shall be duly endorsed in negotiable form acceptable to Buyer and its counsel. All necessary documentary transfer or other taxes, if any, related to the transaction shall be the responsibility of Sellers.

     1.2 CONSIDERATION. Upon the terms and subject to the conditions set forth herein, Buyer shall to pay Sellers the purchase price of $3.63 per share held by each such Seller for the total amount of shares held by each Seller as set forth on Schedule 1 hereto (the "Purchase Price") in consideration for the Class B Common Stock, payable by wire transfer (the instructions for which wire transfer shall be provided to Buyer by each Seller not later than three (3) business days prior to the Closing Date).

     1.3 NATURE OF SHARES. It is acknowledged by the parties hereto that the Class B Common Stock is not registered under the Securities Act of 1933, as amended (the "Act"), and that it cannot be sold, transferred or disposed of until a registration statement under the Act has been filed and is effective or otherwise an exemption from such registration is available or such shares are resold in conformance with the provisions of Rule 144 of the Act.

     SECTION 2. CLOSING.

     2.1 THE CLOSING. Subject to the satisfaction or waiver of all the conditions set forth herein, the Closing of the transactions contemplated hereby will take place at the offices of Briggs and Morgan, Professional Association, 2400 IDS Center, Minneapolis, Minnesota on the date which is the closing date under that certain Transfer Agreement between Buyer and the Company dated as of June 15, 1998, unless the parties otherwise mutually agree (the "Closing Date"). All matters at the Closing will be considered to take place simultaneously, and no delivery of any document will be deemed complete until all transactions and deliveries of documents are completed.

     2.2 DELIVERIES OF SELLERS. At the Closing, Sellers will deliver the following documents to Buyer:

     (a) certificates representing the Class B Common Stock duly endorsed in blank for transfer or accompanied by duly executed stock powers assigning the Class B Common Stock in blank;

     (b) the documents, instruments or certificates referred to or required under Section 7 hereof; and

     (c) any other documents reasonably requested by the Buyer, to confirm the accuracy of the representations and warranties and the performance of the agreements of the Sellers hereunder.

     2.3 DELIVERIES OF BUYER. At the Closing, Buyer will deliver to Sellers the following:

     (a) the Purchase Price to be paid at Closing by wire transfer into such accounts as are designated by Sellers; and

     (b) the documents, instruments or certificates referred to or required under Section 6 hereof; and

     (c) any other documents reasonably requested by the Sellers, to confirm the accuracy of the representations and warranties and the performance of the agreements of the Buyer hereunder.

     SECTION 3. REPRESENTATIONS AND WARRANTIES OF SELLERS. Each Seller individually but not jointly represents and warrants to Buyer that:

     3.1 AUTHORIZATION. Seller has full authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and no other action on the part of Seller is necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

     3.2 NO BAR TO TRANSACTION. There are no suits or proceedings pending or, to the best of Seller's knowledge, threatened against Seller, and Seller is not a party to any pending legal action, nor is Seller a party to or subject to or bound by any judgment, order or injunction of any court or governmental entity, which contains any provision which would or could operate to prevent the performance of this Agreement or any of the transactions contemplated by this Agreement. The execution of this Agreement and the consummation of the transactions contemplated hereunder will not conflict with or result in the breach or default under any term or provision of any agreement to which Seller is a party or by which Seller is bound.

     3.3 TITLE TO CLASS B COMMON STOCK; LIENS AND ENCUMBRANCES. Seller has good and marketable title to the Class B Common Stock shares opposite Seller's name on Schedule 1 hereto, and the Class B Common Stock of Seller is free and clear of all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests or the like ("Encumbrances").

     3.4 NO LITIGATION. None of the Class B Common Stock owned by such Seller is subject to any settlement or proposed settlement of any disputes related to the Company, including any securities class action litigation related to the Company.

     SECTION 4. REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer represents and warrants to Sellers that:

     4.1 AUTHORIZATION. Buyer has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the manager and all members of Buyer, and no other proceedings on the part of Buyer are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance injunctive relief or other equitable remedies.

     4.2 NO BAR TO TRANSACTION. There are no suits or proceedings pending or, to the best of Buyer's knowledge, threatened against Buyer and Buyer is not now a party to any pending legal action, nor is Buyer a party to or subject to or bound by any judgment, order or injunction of any court or governmental entity, which contains any provision which would or could operate to prevent the performance of this Agreement or any of the transactions contemplated by this Agreement. The execution of this Agreement and the consummation of the transactions contemplated hereunder will not conflict with or result in the breach or default under any term or provision of any agreement to which Buyer is a party or by which Buyer is bound.

     4.3 ACQUISITION OF SHARES. Buyer represents and acknowledges that it is acquiring the Class B Common Stock for investment purposes only and not with a view to distribute such shares, and that, accordingly, such Class B Common Stock constitute "restricted securities" as such term is defined in Rule 144 of the Act.

     SECTION 5. COVENANTS OF SELLERS. From and after the date hereof and until the Closing Date, each Seller agrees with Buyer as follows:

     5.1 LIENS AND ENCUMBRANCES; NO ADDITIONAL ACQUISITIONS OF CLASS B COMMON STOCK. Each Seller agrees that the Class B Common Stock owned by such Seller will remain free and clear from all Encumbrances, and such Seller will not acquire any additional shares of Class B Common Stock, except that, assuming the release from a pledge held by Banco Santander of Puerto Rico of 150,977 shares of Class B Common Stock, Michael J. Gerrits Investment Ltd. and Patrick T. Gerrits Investment Ltd. shall acquire 21,173 and 17,301 shares of Class B Common Stock, respectively, from Angel Collado Schwarz under that certain Stock Option Agreement dated September 28, 1996.

     5.2 DISCUSSIONS WITH THIRD PARTIES. Such Seller will immediately cease all discussions with third parties regarding a potential transaction involving the Class B Common Stock, and will not, directly or indirectly, solicit, conduct discussions with or engage in negotiations with any person other than Buyer, or recommend or enter into any transaction with any person other than Buyer involving the Class B Common Stock.

     SECTION 6. CONDITIONS TO SELLERS' OBLIGATIONS. The obligations of Sellers under this Agreement to consummate the transactions contemplated hereby are, at the option of the Sellers, subject to satisfaction of the following conditions precedent on or before the Closing Date.

     6.1 REPRESENTATIONS, WARRANTIES AND COVENANTS OF BUYER. All of the representations and warranties of Buyer contained herein will be true on and as of the Closing Date with the same effect as though made on and as of the Closing Date. Sellers will have received a certificate of Buyer, dated as of the Closing Date and signed by a Manager of Buyer, certifying as to the fulfillment of the conditions set forth in this Section 6.1.

     6.2 DELIVERIES. Buyer will have made or caused to be made the delivery to Sellers of the Purchase Price, documents and other items specified in Section
2.3 and in this Agreement.

     6.3 SALE OF CLASS A SHARES. Buyer shall have acquired all outstanding shares of class A common stock of the Company.

     6.4 RELEASE OF PERSONAL GUARANTEE OF MR. MICHAEL J. GERRITS UNDER THE EXCLUSIVE BOTTLING APPOINTMENTS. With respect to Mr. Michael J. Gerrits, one of the Sellers, Mr. Gerrits shall have received satisfactory evidence demonstrating that he has been effectively released from any and all liabilities, guarantees and obligations under all Exclusive Bottling Appointments, the Franchise Commitment Letters and all such related documents executed by him, the Company and PepsiCo. This condition shall apply to Mr. Gerrits only, and not to any other Seller.

     6.5 DISTRIBUTION OF BAESA SHARES BY THE COMPANY. The Company shall have distributed or caused the distribution of all of the shares of BAESA owned and possessed by the Company to its stockholders (the "BAESA Shares").

     6.6 ACQUISITION OF ADDITIONAL CLASS B COMMON STOCK. Buyer shall have acquired sufficient shares of class B common stock of the Company that, together with the shares of Class B Common Stock to be sold hereunder, total, in the aggregate, at least 6,059,452 shares of Class B Common Stock (including at least 2,267,619 shares from Charles H. Beach, his family and/or trusts for his or their benefit).

     6.7 NO PROHIBITION. No statute, rule or regulation or order of any court or administrative agency will be in effect which prohibits Sellers from consummating the transactions contemplated hereby.

     SECTION 7. CONDITIONS TO BUYER'S OBLIGATIONS. The obligation of Buyer under this Agreement to consummate the transactions contemplated hereby is, at the option of the Buyer, subject to satisfaction of the following conditions precedent on or before the Closing Date.

     7.1 REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLERS. Sellers will have complied with all of their agreements and covenants contained herein to be performed at or prior to the Closing Date, and all the representations and warranties of Sellers contained herein will be true on and as of the Closing Date with the same effect as though made on and as of the Closing Date. Buyer will have received a certificate of Sellers, dated as of the Closing Date and signed by Sellers, certifying as to the fulfillment of the conditions set forth in this Section 7.1.

     7.2 NO PROHIBITION. No statute, rule or regulation or order of any court or administrative agency will be in effect which prohibits Buyer from consummating the transactions contemplated hereby.

     7.3 DELIVERIES. Sellers will have made or caused to be made delivery to Buyer of the documents and other items set forth in Section 2.2 hereof.

     7.4 ACQUISITION OF ADDITIONAL CLASS B SHARES. Buyer shall have acquired at least 6,210,429 shares of the outstanding class B common stock of the Company, including the Class B Common Stock acquired pursuant to this Agreement.

     7.5 ACQUISITION OF CLASS A SHARES. Buyer shall have acquired all outstanding shares of class A common stock of the Company, together with the BAESA Shares distributed by the Company with respect to the outstanding shares of class A common stock of the Company.

     7.6 TERMINATION OF VOTING TRUST AGREEMENTS. Each of: (i) that certain Voting Trust Agreement dated August 28, 1995 among Charles H. Beach as trustee and the shareholders named therein; (ii) that certain Gerrits Shareholder Group Voting Trust Agreement dated April 27, 1987 among Michael J. Gerrits as trustee and the shareholders named therein; and (iii) that certain Krauser Shareholder Group Voting Trust Agreement dated April 27, 1987 among Charles R. Krauser as trustee and the shareholders named therein, shall have been terminated.

     SECTION 8. INDEMNIFICATION AND RELATED MATTERS.

     8.1 INDEMNIFICATION BY SELLERS. Each Seller will indemnify Buyer and hold Buyer harmless from and against any and all damages, loss, cost or expense (including reasonable attorney's fees and expenses actually incurred), (collectively, "Loss") suffered by reason of, arising out of or resulting from: (a) any breach of a representation or warranty made by such Seller in or pursuant to this Agreement; or (b) any failure by such Seller to fulfill any covenants or agreements under this Agreement.

     8.2 INDEMNIFICATION BY BUYER. Buyer will indemnify Sellers and hold such persons harmless from and against any and all Loss suffered by reason of, arising out of or resulting from: (a) any breach of a representation or warranty made by Buyer in or pursuant to this Agreement; or (b) any failure by Buyer to fulfill any covenants or agreements under this Agreement.

     8.3 NOTICE OF INDEMNIFICATION. In the event any legal proceeding is threatened or instituted or any claim or demand is asserted by any person (including a party hereto) in respect of which payment may be sought by one party hereto from the other party under the provisions of this Article 8, the party seeking indemnification (the "Indemnitee") will promptly cause written notice of the assertion of any such claim of which it has knowledge which is covered by this indemnity to be forwarded to the other party (the "Indemnitor"). Any notice of a claim by reason of any alleged breach of the representations, warranties or covenants contained in this Agreement will state specifically the representation, warranty or covenant with respect to which the claim is made, the facts giving rise to an alleged basis for the claim, and the amount of the liability (if determinable) asserted against the Indemnitor by reason of the claim.

     8.4 INDEMNIFICATION PROCEDURE FOR THIRD-PARTY CLAIMS. In the event of the initiation of any legal proceeding against an Indemnitee by a third party, the Indemnitor will have the absolute right after the receipt of notice, at its option and at its own expense, to be represented by counsel of its choice, and to defend against, negotiate, settle or otherwise deal with any proceeding, claim, or demand which relates to any loss, liability or damage indemnified against hereunder; provided, however, that the Indemnitee may participate in any such proceeding with counsel of its choice and at its expense. The parties will cooperate fully with each other in connection with the defense negotiation or settlement of any such legal proceeding, claim or demand. To the extent the Indemnitor elects not to defend such proceeding, claim or demand, and the Indemnitee defends against or otherwise deals with any such proceeding, claim or demand, the Indemnitee may retain counsel, at the expense of the Indemnitor, and control the defense of such proceeding. Neither the Indemnitor nor the Indemnitee may settle any such proceeding without the consent of the other party, such consent not to be unreasonably withheld.

     8.5 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties made in this Agreement will survive the Closing Date, but subject, however, to any applicable statute of limitations (including any tolling periods) that would limit the time period within which either Buyer or Sellers could assert a claim for indemnification hereunder.

     8.6 WAIVER OF CLAIMS AGAINST THE COMPANY. Each of the Sellers hereby represents and warrants to Buyer that he, she or it does not have any claim (whether accrued, absolute, contingent, unliquidated or otherwise, and whether due or to become due) against the Company relating to any matter whatsoever (including claims based on the employment of a Seller by the Company, if applicable, which are not listed on Schedule 2), except with respect to those matters listed on Schedule 2 attached hereto. Effective as of the Closing Date, each of the Sellers, without further act or deed, will be deemed to have fully and completely released the Company and its officers, directors, subsidiaries and affiliates from any claim against the Company they have as of the Closing Date or may have after the Closing Date (if based upon events occurring prior to the Closing Date), except for those matters listed on Schedule 2 attached hereto.

     SECTION 9. TERMINATION PRIOR TO CLOSING.

     9.1 TERMINATION. This Agreement may be terminated (provided that any termination by a Seller pursuant to this Section 9 shall be effective only as to such Seller) at any time prior to the Closing Date only:

     (a) by mutual written consent of Buyer and any Seller;

     (b) by either Buyer or any Seller if a court of competent jurisdiction or an administrative, governmental, or regulatory authority has issued a final non appealable order, decree or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

     (c) by Buyer if (i) any of the Sellers has breached his or her representations, warranties, covenants or obligations hereunder or (ii) if any of the conditions to Buyer's obligation to consummate the transactions contemplated hereby has not been waived by Buyer or met by the Closing Date or such earlier time as such condition can no longer be satisfied; provided, however, that the Buyer shall not have breached its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the transactions contemplated by this Agreement by such date;

     (d) by any of the Sellers if (i) Buyer has breached its representations, warranties, covenants or obligations hereunder or (ii) if any of the conditions to Sellers' obligation to consummate the transactions contemplated hereby has not been waived by the holders of a majority interest of the Class B Common Stock or met by the Closing Date or such earlier time as such condition can no longer be satisfied, provided, however, that such terminating Seller shall not have breached his, her or its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the transactions contemplated by this Agreement by such date; or

     (e) by either Buyer or any of the Sellers if the transactions contemplated herein have not been consummated on or before July 31, 1998, provided, however, that the terminating party shall not have breached its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the transactions contemplated by this Agreement by such date.

     9.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement pursuant to Section 9.1, the obligations of the parties to consummate the transactions contemplated by this Agreement will expire, and none of the parties will have any further obligations under this Agreement; provided, however, that in the event of any such termination that is caused by a breach of a party, the party whose breach was the basis for the termination will not be relieved from any liability for its breach or its obligations and the other party will have no further obligations under this Agreement.

     SECTION 10. MISCELLANEOUS PROVISIONS.

     10.1 COMPLETE AGREEMENT; AMENDMENTS AND WAIVERS. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No amendment, modification, supplement or waiver of any provision of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement will be deemed to or will constitute a waiver of any other provisions hereof.

     10.2 SUCCESSORS AND ASSIGNS. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective heirs, estates, successors and permitted assigns of the parties hereto. This Agreement may not be assigned by either party without the prior written consent of the other party hereto.

     10.3 PUBLIC DISCLOSURE. Each of the parties to this Agreement hereby agrees with the other parties hereto that, except as may be required to comply with the requirements of applicable law, no press release or similar public announcement or communication will be made or caused to be made concerning the execution or performance of this Agreement unless specifically approved in advance by Buyer on the one hand and Charles H. Beach or the Company on the other hand, which approval shall not be unreasonably withheld.

     10.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will for all purposes be deemed to be an original and all of which will constitute the same instrument.

     10.5 HEADINGS. The headings of the sections of this Agreement are included for convenience only and will not be deemed to constitute part of this Agreement or to affect the construction hereof.

     10.6 EXPENSES. Sellers and Buyer will each pay all costs and expenses incurred by them or on their behalf in connection with this Agreement and the transactions contemplated hereby, including without limitation fees and expenses of their own brokers, finders, financial consultants, accountants and counsel.

     10.7 NOTICES. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party will be in writing and delivered personally or by telephonic facsimile transmission or sent by registered or certified mail, postage prepaid (and if by telephonic facsimile transmission with a copy sent by mail), if to Sellers at the addresses set forth under their respective signatures on the signature page hereof, and if to Buyer to:

               P-PR Transfer, LLP
               3800 Dain Bosworth Plaza
               Minneapolis, Minnesota 55402
               Attn: John Bierbaum

               with a copy to:

               Briggs and Morgan
               2400 IDS Center
               80 South Eighth Street
               Minneapolis, Minnesota 55402
               Attn: Brian D. Wenger
               Facsimile No.: 612-334-8650

     10.8 GOVERNING LAW. This Agreement will be construed in accordance with and governed by the laws of the State of Delaware applicable to agreements made and to be performed in such jurisdiction without reference to conflicts of law principles.

     10.9 SEVERABILITY. Upon a finding of the invalidity or unenforceability of any particular provision of this Agreement, the remaining provisions hereof will be construed in all respects as if such invalid or unenforceable provisions were omitted. All provisions of this Agreement will be enforced to the fullest extent permitted by law.

                     [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have executed the Stock Purchase Agreement on the day and year first above written.

BUYER                                   SELLERS (and address for notices)

P-PR TRANSFER, LLP
                                        /s/ John W. Beck
By: Pohlad Companies, a general         --------------------------------------
 partner                                JOHN W. BECK
                                        Economics Corporation
                                        457 N. Interlachen Avenue
By: /s/ Robert C. Pohlad                Winter Park, Florida  32789
   -------------------------------      Fax:  (407) 629-6918
Robert C. Pohlad
Its: President

                                        MICHAEL J. GERRITS INVESTMENT LTD.

                                        /s/ Michael J. Gerrits
                                        -------------------------------------
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476


                                        MICHAEL J. GERRITS IRREVOCABLE TRUST

                                        /s/ Michael J. Gerrits
                                        --------------------------------------
                                        Its: Trustee
                                            ----------------------------------
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476

                                        /s/ Anne Gerrits
                                        --------------------------------------
                                        ANNE GERRITS
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476

                                        ANNE F. GERRITS TRUST

                                        By: /s/ Anne F. Gerrits
                                            ----------------------------------
                                        Its: Trustee
                                            ----------------------------------
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476


                                        PATRICK T. GERRITS INVESTMENT LTD.

                                        By: /s/ Patrick T. Gerrits
                                            ----------------------------------
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476


                                        PATRICK T. GERRITS IRREVOCABLE TRUST

                                        /s/ David P. Gerrits
                                        --------------------------------------
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476


                                        CHRISTINE M. GERRITS IRREVOCABLE TRUST

                                        /s/ Christine Marie Gerrits Kline
                                        --------------------------------------
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476

                                        /s/ James C. Keavney
                                        --------------------------------------
                                        JAMES C. KEAVNEY
                                        10 Cottonwood Court #1959
                                        Sapphire, North Carolina  28774
                                        Fax:  (704) 743-1705

                                        /s/ Laure L. Keavney
                                        --------------------------------------
                                        LAURE L. KEAVNEY
                                        10 Cottonwood Court #1959
                                        Sapphire, North Carolina  28774
                                        Fax:  (704) 743-1705


                                        LAURA L. KEAVNEY IRREVOCABLE TRUST

                                        By: /s/ James C. Keavney
                                            ----------------------------------
                                        Its: Trustee
                                            ----------------------------------
                                        10 Cottonwood Court #1959
                                        Sapphire, North Carolina  28774
                                        Fax:  (704) 743-1705


                                        JAMES C. KEAVNEY IRREVOCABLE TRUST

                                        By: /s/ Laure L. Keavney
                                            ----------------------------------
                                        Its: Trustee
                                            ----------------------------------
                                        10 Cottonwood Court #1959
                                        Sapphire, North Carolina  28774
                                        Fax:  (704) 743-1705

                                        /s/ Thomas J. Lawess
                                        --------------------------------------
                                        THOMAS J. LAWESS
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476

                                        /s/ Ronald Robison
                                        --------------------------------------
                                        RONALD ROBISON
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476

                                        /s/ William A. Proulx
                                        --------------------------------------
                                        WILLIAM A. PROULX
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476

                                        /s/ James J. O'Brien Jr.
                                        --------------------------------------
                                        JAMES J. O'BRIEN, JR.
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476

                                        /s/ Kerry V. O'Brien
                                        --------------------------------------
                                        KERRY V. O'BRIEN
                                        Edward J. Gerrits Corporation
                                        3465 NW 2nd Avenue
                                        Miami, Florida  33137
                                        Fax:  (305) 573-4476


                                        LUMIYE INTERNATIONAL, S.A.

                                        /s/ Anton Schedlbauer
                                        --------------------------------------
                                        c/o Anton Schedlbauer
                                        Elmac, S.A.
                                        12 Calle 1-25
                                        Zona 10
                                        Edificio Geminis 10
                                        Torre Norte Oficina 1404
                                        Guatemala City, Guatemala
                                        Fax:  011 (502) 335-3590


                                        GIRASOL ENTERPRISES, S.A.

                                        /s/ Ines de S. Schedlbauer
                                        -------------------------------------
                                        c/o Anton Schedlbauer
                                        Elmac, S.A.
                                        12 Calle 1-25
                                        Zona 10
                                        Edificio Geminis 10
                                        Torre Norte Oficina 1404
                                        Guatemala City, Guatemala
                                        Fax:  011 (502) 335-3590

                                        KRAUSER FAMILY INVESTMENT LTD.

                                        /s/ Charles R. Krauser
                                        --------------------------------------
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396


                                        KRAUSER IRREVOCABLE EDUCATION TRUST

                                        /s/ Charles R. Krauser
                                        --------------------------------------
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396


                                        ROSE KRAUSER IRREVOCABLE TRUST

                                        /s/ Rose Krauser
                                        --------------------------------------
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396


                                        CHARLES R. KRAUSER IRREVOCABLE TRUST

                                        /s/ Charles R. Krauser
                                        -------------------------------------
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396

                                        GOLTRA FAMILY INVESTMENTS LTD.

                                        /s/ John R. Goltra
                                        --------------------------------------
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396


                                        JOHN R. GOLTRA IRREVOCABLE TRUST

                                        /s/ Janet R. Goltra
                                        --------------------------------------
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396


                                        JANET L. GOLTRA IRREVOCABLE TRUST

                                        /s/ John L. Goltra
                                        --------------------------------------
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396

                                        /s/ Dorothy D'Angelo
                                        --------------------------------------
                                        DOROTHY D' ANGELO
                                        Atlantic Development
                                        150 Mt. Bethel Road
                                        Warren, New Jersey  08706
                                        Fax:  (908) 580-9396


                                        HAAS FINANCIAL CORP.

                                        /s/ George Haas
                                        -------------------------------------
                                        230 Park Avenue
                                        New York, New York  10169
                                        Fax:  (212) 983-0493

                                        /s/ Rafael Nin
                                        --------------------------------------
                                        RAFAEL NIN
                                        #1 Cervantes Street
                                        Apt. 2
                                        Condado, Puerto Rico  00907
                                        Fax:  (787) 721-4828

                                        /s/ Summer Kramer
                                        --------------------------------------
                                        SUMMER KRAMER
                                        Kona Development, Inc.
                                        3100 Clay Avenue
                                        Suite 275
                                        Orlando, Florida  32804
                                        Fax:  (407) 894-2276

                                        /s/ Micheline Kramer
                                        --------------------------------------
                                        MICHELINE KRAMER
                                        Kona Development, Inc.
                                        3100 Clay Avenue
                                        Suite 275
                                        Orlando, Florida  32804
                                        Fax:  (407) 894-2276

                                        /s/ Angel Collado-Schwarz
                                        --------------------------------------
                                        ANGEL COLLADO-SCHWARZ

                                   SCHEDULE 1

                      SHARES OF CLASS B COMMON STOCK OWNED

Name                                                         No. of Shares Owned
----                                                         -------------------
John W. Beck                                                          454,301

Michael J. Gerrits Investment Ltd.                                    484,418*

Michael J. Gerrits Irrevocable Trust                                   30,000

Anne Gerrits                                                          169,606

Anne F. Gerrits Trust                                                  32,306

Patrick T. Gerrits Investment Ltd.                                    420,353**

Patrick T. Gerrits Irrevocable Trust                                   48,459

Christine M. Gerrits Irrevocable Trust                                 48,459

James C. and Laure L. Keavney                                          88,841

Laura L. Keavney Irrevocable Trust                                     16,153

James C. Keavney Irrevocable Trust                                     16,153

Thomas J. Lawess                                                        7,572

Ronald Robison                                                          7,572

William A. Proulx                                                       7,572

James J. O'Brien, Jr.                                                   3,786

---------------------
* Does not include the 21,173 shares not owned as of the date hereof but to be acquired as described in Section 5.1 hereof.

** Does not include the 17,301 shares not owned as of the date hereof but to be acquired as described in Section 5.1 hereof.

Name                                                         No. of Shares Owned
----                                                         -------------------
Kerry V. O'Brien                                                        3,786

Lumiye International, S.A.                                            353,345

Girasol Enterprises, S.A.                                             151,434

Krauser Family Investment Ltd.                                        217,520

Krauser Irrevocable Education Trust                                    17,000

Rose Krauser Irrevocable Trust                                         51,000

Charles R. Krauser Irrevocable Trust                                   51,000

Goltra Family Investments Ltd.                                        248,832

John R. Goltra Irrevocable Trust                                       43,844

Janet L. Goltra Irrevocable Trust                                      43,844

Dorothy D'Angelo                                                      336,519

Haas Financial Corp.                                                  125,000***

Rafael Nin                                                            156,579

Summer & Micheline Kramer                                             156,579

Angel Collado-Schwarz                                                 150,977
                                                                   ----------
   TOTAL                                                            3,942,810
                                                                   ==========

*** Haas Financial Corp. owns 252,390 shares but is only selling 125,000 pursuant to this Agreement

                                   SCHEDULE 2

                     LIST OF SELLERS INDEMNIFICATION CLAIMS
                        (NOTED PURSUANT TO SECTION 8.6)

                            STOCK PURCHASE AGREEMENT

     This Agreement ("Agreement"), made and entered into as of this 15th day of June, 1998, by and between Charles H. Beach, Patricia B. Beach, Linda McCune, Sandra Waugh and Charles H. Beach, Jr. ("Sellers"), and P-PR Transfer, LLP, a Delaware limited liability partnership ("Buyer").

                              W I T N E S S E T H

     WHEREAS, Buyer desires to acquire 2,267,619 shares of the issued and outstanding voting Class B common stock of Pepsi-Cola Puerto Rico Bottling Company, a Delaware corporation (the "Company"), owned by Sellers, together with 112,503 voting class B common stock of the Company which Sellers will acquire from Angel Collado Schwarz pursuant to that certain Stock Option Agreement dated September 28, 1996 (the "Collado Schwarz Option Agreement") (such aggregate number of shares are hereinafter referred to as the "Class B Common Stock"), and Sellers desire to sell and transfer such Class B Common Stock to Buyer, all pursuant to the terms and conditions contained in this Agreement.

     NOW, THEREFORE, in consideration of the premises and the following mutual covenants, warranties and undertakings of the parties, it is agreed by the parties as follows:

     SECTION 1. PURCHASE AND SALE OF CLASS B COMMON STOCK.

     1.1 TRANSFER OF CLASS B COMMON STOCK. Upon the terms and subject to the conditions set forth in this Agreement, each Seller agrees to sell, convey, assign, transfer and deliver to Buyer such number of shares of the Class B Common Stock owned by him or her, which with the shares held by the other Sellers constitute the Class B Common Stock. Upon the terms and subject to the conditions set forth in this Agreement, Buyer agrees to purchase from Sellers the Class B Common Stock. At the Closing, certificates representing the Class B Common Stock shall be duly endorsed in negotiable form acceptable to Buyer and its counsel. All necessary documentary transfer or other taxes, if any, related to the transaction shall be the responsibility of Sellers.

     1.2 CONSIDERATION. Upon the terms and subject to the conditions set forth herein, Buyer shall pay to Sellers the purchase price of $3.63 per share (the "Purchase Price") in consideration for the Class B Common Stock, payable by wire transfer (the instructions for which wire transfer shall be provided to Buyer by each Seller not later than three (3) business days prior to the Closing Date).

     SECTION 2. CLOSING.

     2.1 THE CLOSING. Subject to the satisfaction or waiver of all the conditions set forth herein, the Closing of the transactions contemplated hereby will take place at the offices of Briggs and Morgan, Professional Association, 2400 IDS Center, Minneapolis, Minnesota on the closing date under that certain Transfer Agreement between Buyer and the Company dated as of June 15, 1998 (the "Closing Date"). All matters at the Closing will be considered to take place simultaneously, and no delivery of any document will be deemed complete until all transactions and deliveries of documents are completed.

     2.2 DELIVERIES OF SELLERS. At the Closing, Sellers will deliver the following documents to Buyer:

     (a) certificates representing the Class B Common Stock duly endorsed in blank for transfer or accompanied by duly executed stock powers assigning the Class B Common Stock in blank;

     (b) the documents, instruments or certificates referred to or required under Section 7 hereof; and

     (c) any other documents reasonably requested by the Buyer, to confirm the accuracy of the representations and warranties and the performance of the agreements of the Sellers hereunder.

     2.3 DELIVERIES OF BUYER. At the Closing, Buyer will deliver to Sellers the following:

     (a) the Purchase Price to be paid at Closing by wire transfer into such accounts as are designated by Sellers; and

     (b) the documents, instruments or certificates referred to or required under Section 6 hereof; and

     (c) any other documents reasonably requested by the Sellers, to confirm the accuracy of the representations and warranties and the performance of the agreements of the Buyer hereunder.

     SECTION 3. REPRESENTATIONS AND WARRANTIES OF SELLERS. Sellers jointly and severally represent and warrant to Buyer that:

     3.1 AUTHORIZATION. Sellers have full authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and no other action on the part of Sellers is necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Sellers and constitutes the valid and binding obligation of Sellers, enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

     3.2 NO BAR TO TRANSACTION. There are no suits or proceedings pending or, to the best of Sellers' knowledge, threatened against any Seller, and no Seller is now a party to any pending legal action, nor is any Seller a party to or subject to or bound by any judgment, order or injunction of any court or governmental entity, which contains any provision which would or could operate to prevent the performance of this Agreement or any of the transactions contemplated by this Agreement. The execution of this Agreement and the consummation of the transactions contemplated hereunder will not conflict with or result in the breach or default under any term or provision of any agreement to which any Seller is a party or by which any Seller is bound.

     3.3 TITLE TO CLASS B COMMON STOCK; LIENS AND ENCUMBRANCES. Sellers represent that they have good and marketable title to 2,267,619 shares of the Class B Common Stock, free and clear of all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests or the like ("Encumbrances"), and on the Closing Date will have good and marketable title to all of the Class B Common Stock, free and clear of all Encumbrances. The Sellers individually own, and will transfer to Buyer at the Closing, that number of shares of Class B Common Stock set forth opposite their names on Schedule 1 attached hereto.

     3.4 THE COLLADO SCHWARZ OPTION AGREEMENT. Sellers represent that, subject to the release from a certain pledge agreement held by Banco Santander of Puerto Rico, they have the right to purchase 112,503 shares of class B common stock of the Company (the "Collado Schwarz Shares") under the terms of the Collado Schwarz Option Agreement.

     3.5 NO LITIGATION. None of the Class B Common Stock is subject to any settlement or proposed settlement of any disputes related to the Company, including any securities class action litigation related to the Company.

     SECTION 4. REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer represents and warrants to Sellers that:

     4.1 AUTHORIZATION. Buyer has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the manager and all members of Buyer, and no other proceedings on the part of Buyer are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance injunctive relief or other equitable remedies.

     4.2 NO BAR TO TRANSACTION. There are no suits or proceedings pending or, to the best of Buyer's knowledge, threatened against Buyer and Buyer is not now a party to any pending legal action, nor is Buyer a party to or subject to or bound by any judgment, order or injunction of any court or governmental entity, which contains any provision which would or could operate to prevent the performance of this Agreement or any of the transactions contemplated by this Agreement. The execution of this Agreement and the consummation of the transactions contemplated hereunder will not conflict with or result in the breach or default under any term or provision of any agreement to which Buyer is a party or by which Buyer is bound.

     SECTION 5. COVENANTS OF SELLERS. From and after the date hereof and until the Closing Date, Sellers agree with Buyer as follows:

     5.1 LIENS AND ENCUMBRANCES. The Class B Common Stock will remain free and clear from all Encumbrances.

     5.2 DISCUSSIONS WITH THIRD PARTIES. Except with respect to Sellers' acquisition of 112,503 shares of class B common stock of the Company under the Collado Schwarz Option Agreement, Sellers will immediately cease all discussions with third parties regarding a potential transaction involving the Class B Common Stock, and will not, directly or indirectly, solicit, conduct discussions with or engage in negotiations with any person other than Buyer, or recommend or enter into any transaction with any person other than Buyer involving the Class B Common Stock.

     5.3 EXERCISE OF THE COLLADO SCHWARZ OPTION AGREEMENT. Assuming the release by Banco Santander of Puerto Rico of the Collado Schwarz Shares, the Sellers shall exercise their rights and do all things necessary under the Collado Schwarz Option Agreement to acquire on or before the Closing Date the Collado Schwarz Shares which shall be sold to the Buyer under the terms of this Agreement, free and clear of all Encumbrances.

     SECTION 6. CONDITIONS TO SELLERS' OBLIGATIONS. The obligations of Sellers under this Agreement to consummate the transactions contemplated hereby are, at the option of the Sellers, subject to the satisfaction of the following conditions precedent on or before the Closing Date.

     6.1 REPRESENTATIONS, WARRANTIES AND COVENANTS OF BUYER. All of the representations and warranties of Buyer contained herein will be true on and as of the Closing Date with the same effect as though made on and as of the Closing Date. Sellers will have received a certificate of Buyer, dated as of the Closing Date and signed by a Manager of Buyer, certifying as to the fulfillment of the conditions set forth in this Section 6.1.

     6.2 DELIVERIES. Buyer will have made or caused to be made the delivery to Sellers of the Purchase Price, documents and other items specified in Section
2.3 and in this Agreement.

     6.3 SALE OF CLASS A SHARES. Buyer shall have acquired all outstanding shares of class A common stock of the Company.

     6.4 RELEASE OF PERSONAL GUARANTEE UNDER THE EXCLUSIVE BOTTLING APPOINTMENTS. Charles H. Beach, one of the Sellers, shall have received evidence reasonably satisfactory to him demonstrating that he has been effectively released from any and all liabilities, guarantees and obligations under all Exclusive Bottling Appointments, Franchise Commitment Letters and all such related documents executed by him, the Company and PepsiCo.

     6.5 DISTRIBUTION OF BAESA SHARES BY THE COMPANY. The Company shall have distributed or caused the distribution of all of the shares of BAESA owned and possessed by the Company to its stockholders (the "BAESA Shares").

     6.6 ACQUISITION OF ADDITIONAL CLASS B COMMON STOCK. Buyer shall have acquired sufficient shares of class B common stock of the Company that, together with the Class B Common Stock, total, in the aggregate, at least 6,059,452 shares of class B common stock.

     SECTION 7. CONDITIONS TO BUYER'S OBLIGATIONS. The obligation of Buyer under this Agreement to consummate the transactions contemplated hereby is, at the option of the Buyer, subject to the satisfaction of the following conditions precedent on or before the Closing Date.

     7.1 REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLERS. Sellers will have complied with all of their agreements and covenants contained herein to be performed at or prior to the Closing Date, and all the representations and warranties of Sellers contained herein will be true on and as of the Closing Date with the same effect as though made on and as of the Closing Date. Buyer will have received a certificate of Sellers, dated as of the Closing Date and signed by Sellers, certifying as to the fulfillment of the conditions set forth in this
Section 7.1.

     7.2 NO PROHIBITION. No statute, rule or regulation or order of any court or administrative agency will be in effect which prohibits Buyer from consummating the transactions contemplated hereby.

     7.3 DELIVERIES. Sellers will have made or caused to be made delivery to Buyer of the documents and other items set forth in Section 2.2 hereof.

     7.4 ACQUISITION OF ADDITIONAL CLASS B SHARES. Buyer shall have acquired sufficient shares of class B common stock of the Company that, together with the Class B Common Stock, total, in the aggregate, 6,210,429 shares of class B common stock of the Company.

     7.5 ACQUISITION OF CLASS A SHARES. Buyer shall have acquired all outstanding shares of class A common stock of the Company, together with the BAESA Shares distributed by the Company with respect to the outstanding shares of class A common stock of the Company.

     7.6 TERMINATION OF VOTING TRUST AGREEMENTS. Each of: (i) that certain Voting Trust Agreement dated August 28, 1995 among Charles H. Beach as trustee and the shareholders named therein; (ii) that certain Gerrits Shareholder Group Voting Trust Agreement dated April 27, 1987 among Michael J. Gerrits as trustee and the shareholders named therein; and (iii) that certain Krauser Shareholder Group Voting Trust Agreement dated April 27, 1987 among Charles R. Krauser as trustee and the shareholders named therein, shall have been terminated.

     SECTION 8. INDEMNIFICATION AND RELATED MATTERS.

     8.1 INDEMNIFICATION BY SELLERS. Sellers jointly and severally will indemnify Buyer and hold Buyer harmless from and against any and all damages, loss, cost or expense (including reasonable attorney's fees and expenses actually incurred), (collectively, "Loss") suffered by reason of, arising out of or resulting from: (a) any breach of a representation or warranty made by Sellers in or pursuant to this Agreement; or (b) any failure by Sellers to fulfill any covenants or agreements under this Agreement.

     8.2 INDEMNIFICATION BY BUYER. Buyer will indemnify Sellers and hold such persons harmless from and against any and all Loss suffered by reason of, arising out of or resulting from: (a) any breach of a representation or warranty made by Buyer in or pursuant to this Agreement; or (b) any failure by Buyer to fulfill any covenants or agreements under this Agreement.

     8.3 NOTICE OF INDEMNIFICATION. In the event any legal proceeding is threatened or instituted or any claim or demand is asserted by any person (including a party hereto) in respect of which payment may be sought by one party hereto from the other party under the provisions of this Article 8, the party seeking indemnification (the "Indemnitee") will promptly cause written notice of the assertion of any such claim of which it has knowledge which is covered by this indemnity to be forwarded to the other party (the "Indemnitor"). Any notice of a claim by reason of any alleged breach of the representations, warranties or covenants contained in this Agreement will state specifically the representation, warranty or covenant with respect to which the claim is made, the facts giving rise to an alleged basis for the claim, and the amount of the liability (if determinable) asserted against the Indemnitor by reason of the claim.

     8.4 INDEMNIFICATION PROCEDURE FOR THIRD-PARTY CLAIMS. In the event of the initiation of any legal proceeding against an Indemnitee by a third party, the Indemnitor will have the absolute right after the receipt of notice, at its option and at its own expense, to be represented by counsel of its choice, and to defend against, negotiate, settle or otherwise deal with any proceeding, claim, or demand which relates to any loss, liability or damage indemnified against hereunder; provided, however, that the Indemnitee may participate in any such proceeding with counsel of its choice and at its expense. The parties will cooperate fully with each other in connection with the defense negotiation or settlement of any such legal proceeding, claim or demand. To the extent the Indemnitor elects not to defend such proceeding, claim or demand, and the Indemnitee defends against or otherwise deals with any such proceeding, claim or demand, the Indemnitee may retain counsel, at the expense of the Indemnitor, and control the defense of such proceeding. Neither the Indemnitor nor the Indemnitee may settle any such proceeding without the consent of the other party, such consent not to be unreasonably withheld.

     8.5 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties made in this Agreement will survive the Closing Date, but subject, however, to any applicable statute of limitations (including any tolling periods) that would limit the time period within which either Buyer or the Sellers could assert a claim for indemnification hereunder.

     8.6 WAIVER OF CLAIMS AGAINST THE COMPANY. Each of the Sellers hereby represents and warrants to Buyer that he or she does not have any claim (whether accrued, absolute, contingent, unliquidated or otherwise, and whether due or to become due) against the Company relating to any matter whatsoever (including claims based on the employment of a Seller by the Company, if applicable, which are not listed on Schedule 2), except with respect to those matters listed on Schedule 2 attached hereto. Effective as of the Closing Date, each of the Sellers, without further act or deed, will be deemed to have fully and completely released the Company and its officers, directors, subsidiaries and affiliates from any claim against the Company they have as of the Closing Date or may have after the Closing Date (if based upon events occurring on or prior to the Closing Date), except for those matters listed on Schedule 2 attached hereto. Nothing herein shall effect the Company's obligations to register certain shares of its class B common stock under that certain Amendment No. 5 to the Class A Shareholders Agreement dated as of May 14, 1997 by and among the Company and the shareholders named therein.

     SECTION 9. TERMINATION PRIOR TO CLOSING.

     9.1 TERMINATION. This Agreement may be terminated at any time prior to the Closing Date only:

     (a) by mutual written consent of Buyer and Charles H. Beach;

     (b) by either Buyer or Charles H. Beach if a court of competent jurisdiction or an administrative, governmental, or regulatory authority has issued a final nonappealable order, decree or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

     (c) by Buyer if (i) any of the Sellers has breached his or her representations, warranties, covenants or obligations hereunder or (ii) if any of the conditions to Buyer's obligation to consummate the transactions contemplated hereby has not been waived by Buyer or met by the Closing Date or such earlier time as such condition can no longer be satisfied; provided, however, that the Buyer shall not have breached its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the transactions contemplated by this Agreement by such date;

     (d) by Charles H. Beach if (i) Buyer has breached its representations, warranties, covenants or obligations hereunder or (ii) if any of the conditions to Sellers' obligation to consummate the transactions contemplated hereby has not been waived by Charles H. Beach or met by the Closing Date or such earlier time as such condition can no longer be satisfied, provided, however, that none of the Sellers shall have breached their obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the transactions contemplated by this Agreement by such date; or

     (e) by either Buyer or Charles H. Beach if the Closing Date herein has not been consummated on or before July 31, 1998, provided, however, that the terminating party shall not have breached its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the transactions contemplated by this Agreement by such date.

     9.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement pursuant to Section 9.1, the obligations of the parties to consummate the transactions contemplated by this Agreement will expire, and none of the parties will have any further obligations under this Agreement; provided, however, that in the event of any such termination that is caused by a breach of a party, the party whose breach was the basis for the termination will not be relieved from any liability for its breach or its obligations and the other party will have no further obligations under this Agreement.

     SECTION 10. MISCELLANEOUS PROVISIONS.

     10.1 COMPLETE AGREEMENT; AMENDMENTS AND WAIVERS. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No amendment, modification, supplement or waiver of any provision of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement will be deemed to or will constitute a waiver of any other provisions hereof.

     10.2 SUCCESSORS AND ASSIGNS. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective heirs, estates, successors and permitted assigns of the parties hereto. This Agreement may not be assigned by either party without the prior written consent of the other party hereto.

     10.3 PUBLIC DISCLOSURE. Each of the parties to this Agreement hereby agrees with the other parties hereto that, except as may be required to comply with the requirements of applicable law, no press release or similar public announcement or communication will be made or caused to be made concerning the execution or performance of this Agreement unless specifically approved in advance by Buyer and Charles H. Beach, which approval shall not be unreasonably withheld; provided, however, that Buyer may make an initial public announcement of this Agreement in conjunction with the public announcement of Buyer's acquisition of the class A common stock of the Company if approved by the Company.

     10.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will for all purposes be deemed to be an original and all of which will constitute the same instrument.

     10.5 HEADINGS. The headings of the sections of this Agreement are included for convenience only and will not be deemed to constitute part of this Agreement or to affect the construction hereof.

     10.6 EXPENSES. Sellers and Buyer will each pay all costs and expenses incurred by them or on their behalf in connection with this Agreement and the transactions contemplated hereby, including without limitation fees and expenses of their own brokers, finders, financial consultants, accountants and counsel.

     10.7 NOTICES. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party will be in writing and delivered personally or by telephonic facsimile transmission or sent by registered or certified mail, postage prepaid (and if by telephonic facsimile transmission with a copy sent by mail), if to Sellers to:

               Charles H. and Patricia B. Beach
               700 South Federal Highway
               Suite 100
               Boca Raton, Florida  33432
               Facsimile No.: (561) 416-7282

               Linda McCune
               c/o Charles H. Beach

               Sandra Waugh
               c/o Charles H. Beach

               Charles H. Beach, Jr.
               c/o Charles H. Beach
               if to Buyer to:

               P-PR Transfer, LLP
               3800 Dain Bosworth Plaza
               Minneapolis, Minnesota 55402
               Attn: John Bierbaum

               with a copy to:

               Briggs and Morgan
               2400 IDS Center
               80 South Eighth Street
               Minneapolis, Minnesota 55402
               Attn: Brian D. Wenger
               Facsimile No.: 612-334-8650

     10.8 GOVERNING LAW. This Agreement will be construed in accordance with and governed by the laws of the State of Delaware applicable to agreements made and to be performed in such jurisdiction without reference to conflicts of law principles.

     10.9 SEVERABILITY. Upon a finding of the invalidity or unenforceability of any particular provision of this Agreement, the remaining provisions hereof will be construed in all respects as if such invalid or unenforceable provisions were omitted. All provisions of this Agreement will be enforced to the fullest extent permitted by law.

                     [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have executed the Stock Purchase Agreement on the day and year first above written.

BUYER                                    SELLERS

P-PR TRANSFER, LLP

By: Pohlad Companies, a general partner


By: /s/ Robert C. Pohlad                 /s/ Charles H. Beach
   -------------------------------       ---------------------------------
       Robert C. Pohlad                  CHARLES H. BEACH
       Its: President
                                         /s/ Patrica B. Beach
                                         ---------------------------------
                                         PATRICIA B. BEACH

                                         /s/ Linda McCune
                                         ---------------------------------
                                         LINDA MCCUNE

                                         /s/ Sandra Waugh
                                         ---------------------------------
                                         SANDRA WAUGH

                                         /s/ Charles H. Beach Jr.
                                         ---------------------------------
                                         CHARLES H. BEACH, JR.

                                   SCHEDULE 1

                      SHARES OF CLASS B COMMON STOCK OWNED
                              AS OF JUNE 15, 1998

Seller                                     No. of Shares Owned
------                                     -------------------
Charles H. Beach and Patricia B. Beach,              2,221,197
 jointly

Linda McCune                                            15,474

Sandra Waugh                                            15,474

Charles H. Beach, Jr.                                   15,474
                                                     ---------
   TOTAL                                             2,267,619
                                                     =========

                                   SCHEDULE 2

                     LIST OF SELLERS INDEMNIFICATION CLAIMS
                        (noted pursuant to Section 8.6)

                                    SUAREZ
                            STOCK PURCHASE AGREEMENT


     THIS AGREEMENT ("Agreement"), made and entered into as of this 17th day of July, 1998, by and between V. SUAREZ & CO., INC., a Puerto Rico Corporation ("Buyer"), and P-PR TRANSFER, LLP, a Delaware limited liability partnership ("Seller").

                              W I T N E S S E T H

     WHEREAS, the Seller is the owner of 5,000,000 shares of issued and outstanding Class A common stock (the "Class A Common Stock") of the Pepsi-Cola Puerto Rico Bottling Company, a Delaware corporation (the "Company"), par value $.01 per share and 6,210,429 shares of issued and outstanding Class B common stock (the "Class B Common Stock") of the Company (collectively, the "Stock"); and

     WHEREAS, Buyer desires to acquire 1,000,000 shares of the Class A Common Stock and 1,242,085 shares of the Class B Common Stock which are owned by Seller, and Seller desires to sell and transfer such Stock to Buyer, all pursuant to the terms and conditions contained in this Agreement.

     NOW, THEREFORE, in consideration of the premises and the following mutual covenants, warranties and undertakings of the parties, it is agreed by the parties as follows:

      SECTION 1.    PURCHASE AND SALE OF STOCK.

          1.1 TRANSFER OF STOCK. Upon the terms and subject to the conditions set forth in this Agreement, Seller agrees to sell, convey, assign, transfer and deliver to Buyer 1,000,000 shares of the Class A Common Stock and 1,242,085 shares of the Class B Common Stock which are owned by Seller. Upon the terms and subject to the conditions set forth in this Agreement, Buyer agrees to purchase from Seller 1,000,000 shares of the Class A Common Stock and 1,242,085 shares of the Class B Common Stock. Certificates representing the Stock shall be duly endorsed in negotiable form acceptable to Buyer and its counsel. All necessary documentary transfer or other taxes, if any, related to the transaction shall be the responsibility of Buyer.

          1.2 CONSIDERATION. Upon the terms and subject to the conditions set forth herein, Buyer shall pay Sellers Ten Million Two Hundred Fifty-Eight Thousand Seven Hundred Seventy dollars ($10,258,770) (the "Purchase Price") in consideration for the Stock, payable by wire transfer at the Closing.

          1.3 NATURE OF SHARES. It is acknowledged by the parties hereto that the Stock is not registered under the Securities Act of 1933, as amended (the "Act"), and that it cannot be sold, transferred or disposed of until a registration statement under the Act has been filed and is effective or otherwise an exemption from such registration is available or such shares are resold in conformance with the provisions of Rule 144 of the Act.

     SECTION 2.     CLOSING.

          2.1 THE CLOSING. The closing (the "Closing") of the transaction contemplated hereby will take place at the offices of Briggs and Morgan, Professional Association, 2400 IDS Center, Minneapolis, Minnesota contemporaneously with the execution of this Agreement, unless the parties otherwise mutually agree (the "Closing Date"). All matters at the Closing will be considered to take place simultaneously, and no delivery of any document will be deemed complete until all transactions and deliveries of documents are completed.

          2.2 DELIVERIES OF SELLERS. Within ten (10) business days after the Closing, Seller will deliver, or cause to be delivered, to Buyer certificates representing the Stock duly endorsed in blank for transfer or accompanied by duly executed stock powers assigning the Stock in blank.

          2.3 DELIVERIES OF BUYER. At the Closing, Buyer will deliver to Seller the Purchase Price to be paid at Closing, along with $150,000 reflecting a portion of the costs incurred by Seller in conjunction with the acquisition of the Stock, by wire transfer into such accounts as are designated in Section 2.4.

          2.4  WIRE TRANSFER INSTRUCTIONS.



      SECTION 3.    REPRESENTATIONS AND WARRANTIES OF SELLERS.

      Seller represents and warrants to Buyer that:

          3.1 AUTHORIZATION. Seller has full authority to execute and deliver this Agreement and to consummate the transaction contemplated hereby and no other action on the part of Seller is necessary to consummate the transaction contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

          3.2 NO BAR TO TRANSACTION. There are no suits or proceedings pending or, to the best of Seller's knowledge, threatened against Seller, and Seller is not a party to any pending legal action, nor is Seller a party to or subject to or bound by any judgment, order or injunction of any court or governmental entity, which contains any provision which would or could operate to prevent the performance of this Agreement or any of the transactions contemplated by this Agreement. The execution of this Agreement and the consummation of the transactions contemplated hereunder will not conflict with or result in the breach or default under any term or provision of any agreement to which Seller is a party or by which Seller is bound.

          3.3 TITLE TO STOCK; LIENS AND ENCUMBRANCES. To the best of its knowledge, Seller has good and marketable title to the Stock shares, and the Stock of Seller is free and clear of all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests or the like ("Encumbrances").

     SECTION 4.     REPRESENTATIONS AND WARRANTIES OF BUYER.

     Buyer represents and warrants to Seller that:

          4.1 AUTHORIZATION. Buyer has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and no other proceedings on the part of Buyer are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance injunctive relief or other equitable remedies.

          4.2 NO BAR TO TRANSACTION. There are no suits or proceedings pending or, to the best of Buyer's knowledge, threatened against Buyer and Buyer is not now a party to any pending legal action, nor is Buyer a party to or subject to or bound by any judgment, order or injunction of any court or governmental entity, which contains any provision which would or could operate to prevent the performance of this Agreement or any of the transactions contemplated by this Agreement. The execution of this Agreement and the consummation of the transactions contemplated hereunder will not conflict with or result in the breach or default under any term or provision of any agreement to which Buyer is a party or by which Buyer is bound.

          4.3 ACQUISITION OF SHARES. Buyer represents and acknowledges that it is acquiring the Stock for investment purposes only and not with a view to distribute such shares, and that, accordingly, such Stock constitutes "restricted securities" as such term is defined in Rule 144 of the Act.

     SECTION 5.     INDEMNIFICATION AND RELATED MATTERS.

          5.1 INDEMNIFICATION BY SELLERS. Seller will indemnify Buyer and hold Buyer harmless from and against any and all damages, loss, cost or expense (including reasonable attorney's fees and expenses actually incurred), (collectively, "Loss") suffered by reason of, arising out of or resulting from:
(a) any breach of a representation or warranty made by such Seller in or pursuant to this Agreement; or (b) any failure by such Seller to fulfill any covenants or agreements under this Agreement.

          5.2 INDEMNIFICATION BY BUYER. Buyer will indemnify Seller and hold Seller harmless from and against any and all Loss suffered by reason of, arising out of or resulting from: (a) any breach of a representation or warranty made by Buyer in or pursuant to this Agreement; or (b) any failure by Buyer to fulfill any covenants or agreements under this Agreement.

          5.3 NOTICE OF INDEMNIFICATION. In the event any legal proceeding is threatened or instituted or any claim or demand is asserted by any person (including a party hereto) in respect of which payment may be sought by one party hereto from the other party under the provisions of this Section 5, the party seeking indemnification (the "Indemnitee") will promptly cause written notice of the assertion of any such claim of which it has knowledge which is covered by this indemnity to be forwarded to the other party (the "Indemnitor"). Any notice of a claim by reason of any alleged breach of the representations, warranties or covenants contained in this Agreement will state specifically the representation, warranty or covenant with respect to which the claim is made, the facts giving rise to an alleged basis for the claim, and the amount of the liability (if determinable) asserted against the Indemnitor by reason of the claim.

          5.4 INDEMNIFICATION PROCEDURE FOR THIRD-PARTY CLAIMS. In the event of the initiation of any legal proceeding against an Indemnitee by a third party, the Indemnitor will have the absolute right after the receipt of notice, at its option and at its own expense, to be represented by counsel of its choice, and to defend against, negotiate, settle or otherwise deal with any proceeding, claim, or demand which relates to any loss, liability or damage indemnified against hereunder; provided, however, that the Indemnitee may participate in any such proceeding with counsel of its choice and at its expense. The parties will cooperate fully with each other in connection with the defense negotiation or settlement of any such legal proceeding, claim or demand. To the extent the Indemnitor elects not to defend such proceeding, claim or demand, and the Indemnitee defends against or otherwise deals with any such proceeding, claim or demand, the Indemnitee may retain counsel, at the expense of the Indemnitor, and control the defense of such proceeding. Neither the Indemnitor nor the Indemnitee may settle any such proceeding without the consent of the other party, such consent not to be unreasonably withheld.

          5.5 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties made in this Agreement will survive the Closing Date, but subject, however, to any applicable statute of limitations (including any tolling periods) that would limit the time period within which either Buyer or the Seller could assert a claim for indemnification hereunder.

     SECTION 6.     MISCELLANEOUS PROVISIONS.

          6.1 COMPLETE AGREEMENT; AMENDMENTS AND WAIVERS. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No amendment, modification, supplement or waiver of any provision of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement will be deemed to or will constitute a waiver of any other provisions hereof.

          6.2 SUCCESSORS AND ASSIGNS. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective heirs, estates, successors and permitted assigns of the parties hereto. This Agreement may not be assigned by either party without the prior written consent of the other party hereto.

          6.3 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will for all purposes be deemed to be an original and all of which will constitute the same instrument.

          6.4 HEADINGS. The headings of the sections of this Agreement are included for convenience only and will not be deemed to constitute part of this Agreement or to affect the construction hereof.

          6.5 NOTICES. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party will be in writing and delivered personally or by telephonic facsimile transmission or sent by registered or certified mail, postage prepaid (and if by telephonic facsimile transmission with a copy sent by mail)
          if to Seller to:    P-PR Transfer, LLP
                              Suite 3800
                              60 South Sixth Street
                              Minneapolis, Minnesota 55402
                              Attn: John F. Bierbaum

          with a copy to:     Briggs and Morgan
                              2400 IDS Center
                              80 South Eighth Street
                              Minneapolis, Minnesota 55402
                              Attn: Brian D. Wenger
                              Facsimile No.: 612-334-8650

          if to Buyer to:     V. Suarez & Co., Inc.
                              P.O. Box 364588
                              San Juan, Puerto Rico 00936-4588

          6.6 GOVERNING LAW. This Agreement will be construed in accordance with and governed by the laws of the State of Delaware applicable to agreements made and to be performed in such jurisdiction without reference to conflicts of law principles.

          6.7 SEVERABILITY. Upon a finding of the invalidity or unenforceability of any particular provision of this Agreement, the remaining provisions hereof will be construed in all respects as if such invalid or unenforceable provisions were omitted. All provisions of this Agreement will be enforced to the fullest extent permitted by law.

                     [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have executed the Stock Purchase Agreement on the day and year first above written.

SELLER                                          BUYER

P-PR TRANSFER, LLP                              V. SUAREZ & CO., INC.

By: Pohlad Companies, a general partner


                                          By: /s/ Francisco Marrero
                                             ________________________________


                                         Its: Vice President of Finance
                                             ________________________________
By:/s/ Robert C. Pohlad
   ______________________________
   Robert C. Pohlad
Its:  President

                               TRANSFER AGREEMENT

                                     AMONG

                         RAFAEL NIN, P-PR TRANSFER, LLP

                                      AND

                    PEPSI-COLA PUERTO RICO BOTTLING COMPANY



                           Dated as of June 15, 1998

                               TABLE OF CONTENTS
                               -----------------

                                    EXHIBITS
                                    --------


Exhibit A -    Form of Assignment of Option
Exhibit B -    Form of Opinions of Counsel for the Company
Exhibit C -    Form of Transferee Warrant
Exhibit D -    Form of Opinion of Counsel for the Transferee
Exhibit E -    Form of Guaranty

                                   SCHEDULES
                                   ---------

     3.1           Subsidiaries and Interest in Other Entities
     3.5           Reserves
     3.6           Taxes
     3.7           Absence of Certain Changes
     3.8           Real Property
     3.8(h)        Condition of Buildings and Improvements
     3.9(a)        Personal Property
     3.12          Litigation; Government Proceedings
     3.15          Capital Stock of Company
     3.16          Capital Stock of Subsidiaries
     3.18          Registration Rights
     3.20          SEC Reports
     3.22          Consents
     3.23          Contracts
     3.24          Bank Accounts and Power of Attorney
     3.25          Insurance
     3.26          Intellectual Property Rights
     3.27(b)(i)    Company Plans, Other Benefit Obligations and Company VEBAs
     3.27(b)(iii)  Retiree Health or Life Insurance Benefits
     3.27(vi)      Unperformed Benefit Obligations of Company
     3.28          Labor Matters
     3.29(a)       Environment Regulated Materials
     3.29(b)       Environmental Compliance of Operations
     3.29(c)       Disposal of Environmentally Regulated Material
     3.29(d)       Notice or Claims of Violations or Liabilities of
                   Environmental Law
     3.30          Outstanding Debt
     3.32          Licenses

                                                                     Page
                                                                     ----

     3.33          Employees
     3.39          Exclusive Bottling Appointment
     5.1           Cooperation

                               TRANSFER AGREEMENT


     THIS AGREEMENT (the "Agreement"), made and entered into this 15/th/ day of June 1998 (the "Effective Date"), is by and among Mr. Rafael Nin, as "Transferor", Pepsi-Cola Puerto Rico Bottling Company, a Delaware corporation (the "Company") and P-PR Transfer, LLP, a Delaware limited liability partnership (the "Transferee").

                                   RECITALS:

     WHEREAS, the Company and its subsidiaries are primarily engaged in the business of manufacturing, bottling and distributing Pepsi-Cola products and other beverages and manufacturing beverage containers related thereto (the "Business"); and

     WHEREAS, the owners of 5,000,000 shares of issued and outstanding Class A common stock of the Company, par value $.01 per share (the "Stock"), which consists of all of the Class A common stock, granted an option to the Transferor (the "Option") to purchase the Stock pursuant to that certain Stock Option Agreement dated September 28, 1996 (the "Stock Option Agreement"); and

     WHEREAS, the Stock Option Agreement precludes the Transferor from exercising the option and from receiving any consideration in exchange from the transfer of the option and requires that any proceeds from the transfer of the Stock Option Agreement be paid into the Company as additional paid in capital; and

     WHEREAS, the Transferor, pursuant to the terms of the Stock Option Agreement, desires to transfer all of his rights and the right to exercise the Option granted thereunder to Transferee pursuant to this Agreement; and

     WHEREAS, the Company desires to join in this Agreement for the purpose of making certain representations, warranties, covenants and agreements in consideration for the additional paid-in capital to be paid to the Company pursuant to this Agreement; and

     WHEREAS, Pohlad Companies and PepsiCo, Inc. have entered into a Guaranty for the benefit of the Company which guarantees certain obligations of the Transferee.

     NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements and upon the terms and subject to the conditions hereinafter set forth, the parties do hereby agree as follows:

                                   ARTICLE I

                               TRANSFER OF OPTION
                               ------------------

     1.1 Transfer of the Option. Subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 2.1) Transferor will assign to Transferee, and Transferee will assume from the Transferor, the Option for the consideration specified herein.

     1.2 Consideration and Payment. The aggregate consideration to be paid by Transferee for the Option will be $23.75 million, representing $4.75 per share of the Stock subject thereto, subject to adjustment as provided in this Section
1.2 (the "Consideration"). The entire Consideration shall be paid to the Company, and not to the Transferor, at Closing in immediately available funds by wire transfer. In the event the third-party costs and expenses incurred by the Company (as referenced in Section 5.8 hereof) exceed $1,300,000.00, the Consideration and the amount of the Consideration shall be reduced by the amount of such excess.

                                   ARTICLE II

                                    CLOSING
                                    -------

     2.1 The Closing. Subject to the satisfaction or waiver of the conditions set forth herein, the closing of the transactions contemplated hereby (the "Closing") will take place at the offices of Briggs and Morgan, Professional Association, 2400 IDS Center, Minneapolis, Minnesota, on July 15, 1998 or a date mutually agreed upon by the parties hereto, provided that the Closing may be extended, if governmental approval for the transactions contemplated hereby pursuant to the HSR Act (as defined herein) has not been received, in which case the Closing shall occur upon receipt of such approval, but in no event after July 31, 1998 (the "Closing Date"). All matters at the Closing will be considered to take place simultaneously effective immediately after the close of business on the Closing Date and no delivery of any document will be deemed complete until all transactions and deliveries of documents are completed.

     2.2 Delivery of Transferor. At the Closing, Transferor will transfer all of his rights and the right to exercise the Option under the Stock Option Agreement to Transferee pursuant to an assignment in the form of Exhibit A attached hereto (the "Assignment"), free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests and the like ("Encumbrances").

     2.3 Deliveries of Company. At the Closing, the Company will deliver or cause to be delivered to Transferee:

          (a) opinions of counsel for the Company and its Subsidiaries (as defined in Section 3.1 hereof); in substantially the forms included in Exhibit B attached hereto;

          (b) a certificate signed by an officer of the Company certifying as to the fulfillment of the conditions set forth in Section 8.1 hereof; and

          (c) a warrant issued to Transferee in the form of Exhibit C attached hereto.

     2.4 Deliveries of Transferee. At the Closing, Transferee will deliver or cause to be delivered to the Company:

          (a) the Consideration, by wire transfer;

          (b) the opinion of counsel for Transferee, in the form of Exhibit D attached hereto; and

          (c) a certificate signed by an officer of the Transferee certifying as to the fulfillment of the conditions set forth in Section 7.1

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Transferee as follows:

     3.1 Organization, Standing etc. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to own its properties and to carry on its business as it is now being conducted. Each of the Company's subsidiaries is set forth on Schedule 3.1 attached hereto (the "Subsidiaries"), is duly organized, validly existing and in good standing in the jurisdiction of its incorporation and has the requisite corporate power and authority to own its properties and to carry on its business as it is now being conducted. The Company has the requisite corporate power and authority to otherwise perform its obligations under this Agreement. The copies of the Certificate of Incorporation and Bylaws of the Company and each Subsidiary delivered to the Transferee prior to the execution of this Agreement are true and complete copies of the duly and legally adopted Certificate of Incorporation and Bylaws of the Company and each Subsidiary in effect as of the date of this Agreement. All books and records of the Company and its Subsidiaries, including without limitation minutes of shareholder and director meetings and actions taken without meetings, are true and complete in all material respects. Except as set forth on Schedule 3.1, neither the Company nor any of its Subsidiaries has any direct or indirect equity interest in any other firm, corporation, partnership, joint venture association or other business organization.

     3.2 Qualification. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation in good standing in Puerto Rico and in each jurisdiction wherein the nature of its activities or of its properties owned or leased makes such qualification or licensing necessary and failure to be so qualified or licensed would have a material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities or operations of the Company or its Subsidiaries (such entities taken as a whole), or adversely affect the consummation of the transactions contemplated hereby (a "Material Adverse Effect").

     3.3 Corporate Acts and Proceedings. This Agreement has been duly authorized by all necessary corporate action on behalf of the Company, and will be duly executed and delivered by authorized officers of the Company. This Agreement is a valid and binding agreement of the Company enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors' rights generally, and except for judicial limitations on the enforcement of the remedy of specific enforcement and other equitable remedies.

     3.4 Financial Statements. The consolidated unaudited balance sheet at March 31, 1998, together with the related statements of operations, stockholders' equity and cash flow for the quarter then ended contained in the Company's 10-Q Report filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ending March 31, 1998 (the "March 31, 1998 Financial Statements"), and the consolidated audited balance sheet at September 30, 1997, together with the related statements of operations, stockholders' equity and cash flow for the year then ended and the notes thereto, contained in the Company's 10-K Report filed with the Commission for the fiscal year ending September 30, 1997 (the "September 30, 1997 Financial Statements"), (i) are in accordance with the books and records of the Company, (ii) present fairly the financial condition of the Company at March 31, 1998 and September 30, 1997, respectively, and the results of its operations for the periods therein specified, and (iii) have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a basis consistent with prior accounting periods (after giving effect to the restatement of the Company's financial statements for the fiscal quarters ended on March 31, 1996 and June 30, 1996, provided that if there is a conflict between the application of GAAP and consistency, GAAP shall control). Specifically, but not by way of limitation, each balance sheet or note thereto discloses all of the debts, liabilities and obligations of any nature (whether absolute, accrued or contingent and whether due or to become due) of the Company as of their respective dates which, individually or in the aggregate, are material and which in accordance with GAAP would be required to be disclosed in such balance sheet, and the omission of which would, in the aggregate, have a Material Adverse Effect. The March 31, 1998 consolidated balance sheet includes appropriate reserves for all Taxes and other liabilities accrued or required to be accrued at such date but not yet payable.

      3.5 Accounts Receivable. The accounts receivable, including without limitation, trade and non-trade accounts receivable (collectively referred to as the "Accounts Receivable") reflected on the March 31, 1998 Financial Statements or arising thereafter and prior to the Closing have arisen from bona fide transactions, and are valid and collectible at their face amounts, less any reserves (a) reflected on the March 31, 1998 Financial Statements or (b) identified on Schedule 3.5 hereof (provided any such reserves are in accordance with GAAP), without initiation of legal proceedings, within one hundred twenty
(120) days of Closing provided due effort is made by the Company to collect such Accounts Receivable consistent with past practices.

     3.6 Taxes.

     (a) Except as disclosed on Schedule 3.6, the Company and its Subsidiaries have (i) duly and timely filed (or there has been duly filed on their behalf) all tax returns required to be filed by or with respect to the Company and/or its Subsidiaries, including all foreign, federal, Puerto Rican and local tax returns, and all such tax returns were true, accurate and complete in all respects, (ii) withheld and collected all Taxes that are required by applicable laws, rules or regulations to be withheld and collected and (iii) paid in full on a timely basis (or there have been paid on their behalf) all Taxes shown to be due on such tax returns. The reserve for Taxes on the March 31, 1998 Financial Statements for the payment of all accrued but unpaid Taxes through the date thereof has been determined in accordance with GAAP and is adequate in amount for the payment of all liabilities for Taxes for which the Company and its Subsidiaries are liable for the periods up to and including March 31, 1998. Neither the Company nor its Subsidiaries have incurred any tax liabilities since March 31, 1998, other than those tax liabilities arising in the ordinary course of business and consistent with prior periods.

     (b) Neither the Company nor its Subsidiaries has received any notice of a deficiency or assessment with respect to Taxes of the Company or its Subsidiaries from any foreign, federal, Puerto Rico or local taxing authority which has not been fully paid or finally settled; there are no ongoing audits or examination of any tax return which includes the Company or its Subsidiaries and no notice of audit or examination of any such tax return has been received by the Company or any of its Subsidiaries; the Company or its Subsidiaries have not given and there has not been given on its or their behalf a waiver or extension of any statute of limitations relating to the payment of Taxes of the Company or its Subsidiaries; and no issue has been raised in writing on audit or in any other proceeding with respect to Taxes of the Company by any foreign, federal, Puerto Rico, or local taxing authority.

     (c) For purposes of this Agreement, "Taxes" shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States or Puerto Rican, federal, state, local or foreign taxing authority, including, but not limited to, income, excise, property, sales, transfer, franchise, payroll, employment, unemployment, back-up withholding, gains, withholding, ad valorem, social security or other taxes, including any interest, penalties or additions attributable to taxes.

      3.7 Absence of Certain Changes. Except as set forth on Schedule 3.7 hereof, since March 31, 1998, the Company and its Subsidiaries have operated their businesses only in the ordinary course and consistent with past practices and there has not been:

     (a) any dividend or other distribution on, or any recapitalization, combination or subdivision with respect to, or any purchase or redemption by the Company or its Subsidiaries of, any shares of the capital stock of the Company or any of its Subsidiaries, except for the distribution to the Company's Class B stockholders of their pro rata portion of its equity interests in Buenos Aires Embotelladora, S.A. ("BAESA") duly adopted by the Company's Board on May 15, 1998;

     (b) any sale, transfer, lease, Encumbrance of any of the Company's or any of its Subsidiaries' assets or cancellation of any claims of, or indebtedness or obligations owing to, the Company or any of its Subsidiaries, except in the ordinary course of business;

     (c) any increase in the salaries or other compensation or employee benefits with respect to any employees of the Company or its Subsidiaries except regularly scheduled increases in accordance with prior practices;

     (d) any purchase of or agreement to purchase any additional assets by the Company or any of its Subsidiaries, except in the ordinary course of business;

     (e) any actual labor stoppage or any strikes, slowdowns, picketing or threats of the same against the Company or any Subsidiary;

     (f) any loss, damage, destruction or other casualty to any of the properties of the Company or its Subsidiaries (whether or not covered by insurance) (i) in excess of $25,000 per occurrence or $100,000 in the aggregate or (ii) which has resulted in a Material Adverse Effect ;

     (g) any entry into any additional, or modification of any existing, agreements to borrow money (whether secured or unsecured), or any refinancing of such agreements, other than intercompany obligations, except that the Company may make draws under the line of credit, which has not been amended, established under the Company's revolving credit facility with Banco Popular;

     (h) any entry into any guarantee by the Company or its Subsidiaries on behalf of any third party;

     (i) any capital expenditures by the Company or its Subsidiaries in excess of $25,000 per occurrence or $100,000 in the aggregate;

     (j) changes in accounting principles, elections, or procedures for the Companies or its Subsidiaries (except to effect the Board's adoption of an amendment to the Company's Hourly Employee Retirement Plan to use the GATT interest rate standards);

     (k) any entry into any employment, consulting, management or severance agreement by the Company or any of its Subsidiaries other than severance payments required to be made under Puerto Rican Law 80;

     (l) any payment, loan or advance of any amount to, or sale, transfer or lease of any properties or assets to, or agreement, guarantee or arrangement with, any of the owners of the Stock or any affiliate of such owners that will continue past Closing;

     (m) amendment of the Certificate of Incorporation or Bylaws of the Company or any of its Subsidiaries;

     (n) authorization for issuance, sale, delivery or agreement or commitment to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of any class of the Company's or any of its Subsidiaries' capital stock or any securities convertible into or exchangeable for shares of any class of such capital stock;

     (o) any amendment or termination of any material agreement to which the Company or any of its Subsidiaries is a party;

     (p) any change in or effect on the business of the Company or any of its Subsidiaries, or any occurrence, development or event of any nature, that has had or may reasonably be expected to have, together with all such other changes and effects, a Material Adverse Effect; or

     (q) any action taken by the Company or its Subsidiaries, or their directors, officers or stockholders to authorize any of the actions contemplated above.

     3.8 Real Properties.

     (a) Schedule 3.8(a) contains a list of all real properties owned, leased or otherwise operated by the Company or its Subsidiaries at this time. The Company and each of its Subsidiaries, as applicable, has good and insurable title to all its owned real properties, and such properties are not subject to any Encumbrances, except Permitted Liens (as hereinafter defined). "Permitted Liens" shall mean
(i) liens for Taxes and assessments or governmental charges or levies not yet due or in respect of which the validity thereof shall currently be contested in good faith by appropriate proceedings; (ii) the lien of mortgagor to secure obligations which are reflected on the Company's financial statements; and (iii) liens in respect of pledges or deposits under worker's compensation laws or similar legislation, carriers', warehousemen's, mechanics', laborers' and materialmen's, landlord's and statutory and similar liens, if the obligations secured by such liens are not then delinquent or are being contested in good faith, and Encumbrances which do not in the aggregate detract from the value of its property or impair the use thereof in the operation of its Business. The Company or a Subsidiary, as the case may be, as lessee, has the right under the leases disclosed and supplied to Transferee to occupy, use and possess all real property leased by any such party, as presently occupied, used or possessed by any such party. The real properties and assets owned or leased by the Company or its Subsidiaries are reasonably adequate for the conduct of the Business.

     (b) Neither the Company nor any of its Subsidiaries knows of any, or has received any written notice of any violation of any conditions, covenants, zoning and use or building, health, fire and water codes or restrictions affecting any of the Company's or its Subsidiaries' owned or leased real property, or any governmental ordinance, regulation, statute or other requirement, which violation has not been corrected, or change with regard to any of such properties which would prevent or materially hinder continuation of the Business after the Closing. The leased and owned real property has been operated in compliance with all conditions, covenants, zoning, land use, building, health, fire and water code and restrictions, and is currently zoned to permit the operations of the Business of the Company and its Subsidiaries. Neither the Company nor any of the Subsidiaries has received any notice of any contemplated, threatened or anticipated change in the zoning classification of any of the real or leased properties.

     (c) The real property leases to which the Company or any of its Subsidiaries are currently entitled have been supplied to Transferee and except as to those amendments supplied to Transferee have not been amended and remain in full force and effect.

     (d) Neither the Company's nor any of its Subsidiaries' possession of the premises covered by each real property lease has been disturbed or threatened with disturbance in any material respect, nor has any written claim been asserted against the Company or any of its Subsidiaries or the premises adverse to the Company's or any of its Subsidiaries' rights in such leasehold estate; and neither the Company, nor any of its Subsidiaries has entered into any leases with respect to owned real estate or any subleases or assignments with respect to all or any portion of its interest in any real property lease which have not been disclosed to Transferee.

     (e) To the Company's knowledge, there are no pending proceedings pursuant to which any governmental entity is seeking to condemn or otherwise take any portion of the real property owned or leased by the Company or any of its Subsidiaries, nor, to the Company's knowledge, has any such proceeding been threatened. To the Company's knowledge, there is no intended public improvement which will result in any charge in excess of $25,000 being levied or assessed against, or in the creation of any lien or assessment upon, any owned or leased real property of the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries may be directly or indirectly liable.

     (f) The Company is not in default and, to the Company's knowledge, no other party thereto is in default under any of the real property leases. In addition, there is no event which with the giving of notice or the passage of time or both would constitute an event of default, under any of the real property leases.

     (g) The owned real properties have legal access to public roadways, including by all access routes presently used by the Company, its Subsidiaries and their invitees to such properties, either by means of direct access to contiguous public roads or by means of valid and enforceable appurtenant easements over private property to public roads. The owned real property has all other appurtenant easements, if any, necessary to operate the properties in the manner currently operated by the Company or its Subsidiaries.

     3.9 Personal Property.

     (a) All items of equipment, machinery, furniture, fixtures and other personal property owned by the Company or its Subsidiaries and necessary to or used in the conduct of the Business, and all leased personal property necessary to or used in the conduct of the Business are listed on Schedule 3.9(a) hereto (separated by owned and leased property) (the "Personal Property"). The Personal Property has been appropriately maintained and conforms to all applicable ordinances, regulations, laws and other legal requirements, and neither the Company nor its Subsidiaries has received any notice from any governmental agency or third party to the contrary. The Personal Property is, in the aggregate, adequate for the conduct of the Business as it is currently conducted. The Personal Property owned by the Company or its Subsidiaries is reflected on the March 31, 1998 Financial Statements.

     (b) The Company and its Subsidiaries will be entitled immediately after the Closing to the benefit of the representations, covenants, warranties, agreements and indemnities contained in the personal property leases to which the Company or any of its Subsidiaries are currently entitled.

     (c) Neither the Company nor any of its Subsidiaries knows of any, or has received any notice, whether written or otherwise, of any violation of any covenants, agreement or restriction affecting any of the Personal Property, or any governmental ordinance, regulation, statute or other requirement, including without limitation the Occupational Safety and Health Act or 1979, as amended (or the equivalent in Puerto Rico), which violation has not been corrected.

     (d) The Company is not in default and, to the Company's knowledge, no other party thereto is in default under any of the personal property leases. In addition, there is no event which with the giving of notice or the passage of time or both would constitute an event of default, under any of the personal property leases by the Company and, to the Company's knowledge, by any other parties to such leases.

     (e) Except with respect to the warranties and representations specifically set forth in this Agreement and the schedules hereto, and any other document, certificate, agreement or instrument delivered pursuant to the terms hereof or thereof, the Company makes no warranty, express or implied, whether of merchantability, suitability or fitness for a particular purpose, or quality as to the assets of the Company, or any part thereof, or as to the condition thereof, or the absence of any defects therein, whether latent or patent.

     3.10 Inventories. The finished goods reflected on the March 31, 1998 Financial Statements (whether now in inventory or in the trade) and the finished goods thereafter produced by the Company prior to Closing (whether now in inventory or in the trade) are or will be of good merchantable quality and salable in the ordinary course of business. The raw materials reflected on the March 31, 1998 Financial Statements and the raw materials thereafter acquired by the Company prior to Closing can be transformed, using the usual and customary methods employed by the Company, into finished goods of good and merchantable quality and salable in the ordinary course of business. The inventory acquired from March 31, 1998 through Closing has or will be acquired in the ordinary course of business, consistent with past practices. The Company has rotated stock at substantially all retail and wholesale locations serviced by the Company, and the inventory at the Company's facilities, so that, based upon such rotation, such products could reasonably be sold to consumers prior to expiration of the date for recommended consumption or its equivalent.

     3.11 Relationships. Except as otherwise disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, the Company's relationships with its franchisors, agents, brokers, dealers, distributors, representatives, licensees, customers and suppliers are continuing, and there has been no material change in the scope of such relationships during the last year with any of such parties or similar parties with which the Company has done business during the last year. The Company has not been advised by such parties that the performance of this Agreement would result in a Material Adverse Effect. All sales and performances of services by the Company in connection with the Business are in compliance with all of the Company's representations, warranties and agreements, express or implied, with respect to such sales and performances, except for customary returns and allowances.

     3.12 Litigation; Governmental Proceedings. Except as set forth on Schedule 3.12, there are no legal actions, claims, proceeding, suits, arbitrations or other legal, administrative or governmental proceedings or investigations pending or, to the Company's knowledge, threatened against the Company, any of its Subsidiaries, or the directors, officers, properties, assets or Business of the Company or of any of its Subsidiaries. Except as set forth on Schedule 3.12, neither the Company nor any of its Subsidiaries is in default with respect to any judgment, order or decree of any court or any governmental agency or instrumentality.

     3.13 Compliance with Applicable Laws and Other Instruments. The Business and operations of the Company and its Subsidiaries have been and are being conducted in accordance with all applicable laws, rules and regulations of all governmental authorities. Neither the execution nor delivery of, nor the performance of or compliance with, this Agreement nor the consummation of the transactions contemplated hereby will conflict with, or, with or without the giving of notice or passage of time, result in any breach of, or constitute a default under, or result in the imposition of any Encumbrance upon any asset or property of the Company or any of its Subsidiaries pursuant to, any applicable law, administrative regulation or judgment, order or decree of any court or governmental body, any agreement or other instrument to which the Company or any Subsidiary is a party or by which it or any of its properties, assets or rights is bound or affected, and will not violate the Certificate of Incorporation or Bylaws of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is obligated to nominate, appoint or elect any specific individual or representative to its board of directors, whether pursuant to the Certificate of Incorporation or Bylaws of the Company or any of its Subsidiaries or any other agreement. Neither the Company nor any of its Subsidiaries is in violation of its Certificate of Incorporation or its Bylaws nor in violation of, or in default under, any lien, indenture, mortgage, lease, agreement, instrument, commitment or arrangement in any respect. All parties having material contractual arrangements with the Company or any of its Subsidiaries are, to the Company's knowledge, in compliance therewith and none are in default in any respect thereunder.

     3.14 Governmental Consents. Except for the expiration of the waiting period required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), to the extent the Transferee is duly qualified to do business in Puerto Rico, no consent, authorization, approval, permit or order of or filing with any governmental or regulatory authority (except for the notification of the Puerto Rican Office of Industrial

Exemption) is required under any laws and regulations in connection with the execution and delivery of this Agreement or the performance of the transactions contemplated hereby by the Company.

     3.15 Capital Stock of Company. The authorized capital stock of the Company consists of 40,000,000 shares, of which 5,000,000 shares are designated as Class A common stock, par value $.01 per share, and 35,000,000 are designated as Class B common stock, par value $.01 per share. The Company has issued and outstanding 5,000,000 shares of Class A common stock and 16,500,000 shares of Class B common stock. All outstanding shares of Class A common stock and Class B common stock have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Schedule 3.15, the Company has no outstanding securities convertible into or exchangeable for common stock, no contracts, rights, options, warrants or other agreements or commitments to purchase or otherwise acquire any shares of its capital stock or securities convertible into or exchangeable therefor, or any shares reserved for issuance under any stock option, employee benefit or other plans or otherwise. No holder of any security of the Company is entitled to any preemptive or similar rights to purchase securities from the Company.

     3.16 Capital Stock of Subsidiaries. The authorized, issued and outstanding capital stock of each of the Subsidiaries, whether voting or nonvoting, and the rights and preferences associated with each class or series of capital stock, is as set forth on Schedule 3.16. Except as set forth on Schedule 3.16, the Company is the owner of all of the capital stock of the Subsidiaries, free and clear of all Encumbrances. All outstanding shares of capital stock of the Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Schedule 3.16, none of the Subsidiaries has any outstanding securities convertible into or exchangeable for common stock, no contracts, rights, options, warrants or other agreements or commitments to purchase or otherwise acquire any shares of capital stock of any of the Subsidiaries or securities convertible into or exchangeable therefor, or any shares reserved for issuance under stock option, employee benefit or other plans or otherwise. No holder of any security of any of the Subsidiaries is entitled to any preemptive or similar rights to purchase securities from any such Subsidiary.

     3.17 No Brokers or Finders. Other than fees payable to Paine Webber, which shall be paid by the Company, no person, firm or corporation has or will have, as a result of any act or omission of the Company, any right, interest or valid claim against or upon the Company or the Transferee for any commission, fee or other compensation as a finder or broker, or in any similar capacity, in connection with the transactions contemplated by this Agreement.

     3.18 Registration Rights. Other than as set forth in Schedule 3.18, the Company has not agreed to register any of its authorized or outstanding securities under the Securities Act of 1933.

     3.19 New York Stock Exchange. The Company's Class B common stock is listed on The New York Stock Exchange and the Company will use commercially reasonable efforts to cause such stock to continue to be so listed. The Company does, and as of the Closing Date will, satisfy all applicable requirements for such listing. The Company has not received notification that termination of such listing is pending or under consideration.

     3.20 SEC Reports. The Company has timely filed all forms, reports, statements (including proxy statements) and schedules with the Commission required to be filed pursuant to the Securities and Exchange Act of 1934 (the "Exchange Act") or other federal securities laws (the "SEC Reports"). Except as otherwise set forth in public filings with the SEC, the SEC Reports complied with all applicable requirements of the Exchange Act or other federal securities laws and did not (as of their respective filing dates) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company has registration statements on file with the Commission which are set forth on Schedule 3.20.

     3.21 Disclosure. The Company has not withheld from the Transferee any material facts relating, directly or indirectly, to the assets, Business, operations, condition (financial or otherwise), assets, liabilities, affairs or future prospects of the Company or its Subsidiaries. No representation or warranty or information in this Agreement or in any certificate, schedule, statement or other document furnished or to be furnished to the Transferee pursuant hereto or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated herein or therein or necessary to make the statements herein or therein not misleading.

     3.22 Consents. All consents, permits, waivers, notifications and filings necessary for the Company to perform its obligations under this Agreement and to effect the transactions contemplated hereby without penalty, default or violation of terms and conditions to which the Company, its Subsidiaries or any of its assets or properties are subject are set forth on Schedule 3.22.

     3.23 Contracts. Schedule 3.23 is a complete and accurate list of all contracts, agreements, arrangements and understanding, to which the Company or any of its Subsidiaries is a party on the date hereof and has continuing obligations under, and which relate to the following (hereinafter collectively referred to as "Contracts"):

     (a) any Contract providing for payments in excess of $25,000 per annum or in excess of $50,000 for the remaining term of the Contract;

     (b) any Contract with a franchisor or distributor;

     (c) any Contract in which the Company or any of its Subsidiaries is participating as a general partner, limited partner or joint venturer;

     (d) any Contract which shall survive the Closing under which the Company or any of its Subsidiaries has created, incurred, assumed, or guaranteed (or may create, incur, assume, or guarantee) indebtedness for borrowed money (including capitalized lease obligations) involving more than $25,000;

     (e) any Contract pursuant to which the Company or any of its Subsidiaries leases real property from or to third parties;

     (f) any Contract concerning or restricting competition in any line of business or geographic area;

     (g) any Contract between any of the holders of Class A common stock on the one hand, and the Company or any of its Subsidiaries, on the other hand;

     (h) any Contract pursuant to which the Company or its Subsidiaries has promised to pay, or loan any amount to, or sold, transferred or leased any property or assets to or from, any person in their capacity as an officer, director or other employee of the Company or any of its Subsidiaries;

     (i) any Contract pursuant to which the Company or any of its Subsidiaries is obligated to pay to (A) any officer, director or employee any amount or (B) any consultant any amounts in excess of $25,000 per year or in excess of $50,000 during the remaining term of the Contract;

     (j) any Contract which includes a provision related to a change in control of the ownership of the Company or any of its Subsidiaries;

     (k) all other Contracts material to the conduct of the Business; and

     (l) any Contract granting an option for the acquisition of any securities, including capital stock, of the Company.

     The Company has no oral contracts which are required to be listed in
Schedule 3.23. Correct and complete copies of each written Contract listed in
Schedule 3.23 have been made available to Transferee. With respect to each Contract so listed and provided: (i) the Contract is valid, binding and enforceable against the Company, and assuming due authorization, execution and delivery by the other parties thereto, in accordance with its terms, and is in full force and effect; (ii) the Company or the Subsidiary which is a party to such Contract is not in breach or default thereof (whether as to payment or other terms and conditions), and no event has occurred which with notice or lapse of time or both, including the execution of this Agreement and the consummation of the transaction provided for herein, would constitute a breach or default by the Company or the Subsidiary which is a party to such Contract, or permit termination, modification, or acceleration against the Company or the Subsidiary which is a party to such Contract under the Contract applicable to it; (iii) the Company or the Subsidiary which is a party to such Contract has not repudiated or waived any material provision of any such Contract; and (iv) to the Company's knowledge, no other party to any such Contract is in default in any respect thereunder.

     3.24 Bank Accounts and Powers of Attorney. Schedule 3.24 sets forth: (i) the names of all financial institutions, investment banking and brokerage houses, and other similar institutions at which the Company or any Subsidiary maintains an account or safe deposit box and the names of all persons authorized to draw thereon or make withdrawals therefrom; and (ii) the names of all persons or entities holding general or special powers of attorney from the Company or any Subsidiary.

     3.25 Insurance. Schedule 3.25 contains a list of all policies or binders of fire and other casualty, general liability, theft, life, automobile, fiduciary, crime, inland marine, health, directors and officers, business interruption and other forms of insurance owned or held by the Company and its Subsidiaries, specifying the insurer, the policy number and the term of the coverage. All of the insurance policies, binders or bonds maintained by the Company or any of its Subsidiaries are in full force and effect; neither the Company nor any of its Subsidiaries is in default thereunder; all claims thereunder have been filed in due and timely fashion; and, except as set forth on Schedule 3.25, all such policies, binders and bonds will remain in full force and effect after the Closing Date, unaffected by the transactions contemplated hereby.

     3.26 Intellectual Property Rights. Schedule 3.26 sets forth a complete list of all patents and applications therefor, trademark registrations and applications therefor, service mark registrations and applications therefor, copyright registrations and applications therefor, trade names and inventions, computer programs, software which is material to the operation of the Business and databases, unpatented technology, formulas, trade rights, license agreements and all other proprietary rights that are owned, licensed, sublicensed or used by agreement or permission by the Company or any Subsidiary and used in the continued operation of the Business (collectively, "Intellectual Property"). Except as otherwise set forth on Schedule 3.26, the Intellectual Property is free and clear of any royalty or Encumbrance, and constitutes all such property or rights used by or necessary to the operation of the Business. The use of the Intellectual Property does not conflict with, infringe upon, or misappropriate any rights held or asserted by any person, or require the consent of any person. Neither the Company nor any Subsidiary has, in the past two years, received any notice or claim that any such Intellectual Property is not valid or enforceable, or of any infringement upon or conflict with any patent, trademark, service mark, copyright, trade name or trade secret of any third party by the Company or any Subsidiary or of any claim by any third party alleging any such infringement or conflict, and, in the past two years, neither the Company nor any Subsidiary has given any notice of infringement to any third party with respect to any of the Intellectual Property. The Company has paid all required license fees related to all software used in the operation of the Business.

     3.27 Employee Benefit Matters.

     (a) As used in this Section 3.27, the following terms have the meanings set forth below:

          "Company Other Benefit Obligation" means an Other Benefit Obligation owed, adopted, or followed by the Company or its Subsidiaries.

          "Company Plan" means (i) all Plans of which the Company or its Subsidiaries is a Plan Sponsor, or to which the Company or its Subsidiaries otherwise contributes or in which the Company or its Subsidiaries otherwise participates, or (ii) all Title IV Plans and Multi-Employer Plans of which an ERISA Affiliate is a Plan Sponsor or otherwise contributes to it or currently participates in it. All references to Plans are to Company Plans unless the context requires otherwise.

          "Company VEBA" means a VEBA whose members include employees of the Company or its Subsidiaries.

          "ERISA Affiliate" means any other person that, together with the Company or any of its Subsidiaries, would be treated as a single employer under IRC (S) 414(b), (c) or, solely with respect to matters relating to IRC (S) 412 or ERISA (S)(S) 302 or 4007, (m).

          "Multi-Employer Plan" has the meaning given in ERISA (S) 3(37)(A).

          "Other Benefit Obligations" means all material obligations, arrangements, or customary practices, whether or not legally enforceable, to provide benefits, other than salary, as compensation for services rendered, to present or former directors, employees, or agents, other than obligations, arrangements, and practices that are Plans. Other Benefit Obligations include sabbatical policies, severance payment policies, and material fringe benefits within the meaning of IRC (S) 132.

          "PBGC" means the Pension Benefit Guaranty Corporation, or any successor thereto.

          "Pension Plan" has the meaning given in ERISA (S) 3(2)(A).

          "Plan" has the meaning given in ERISA (S) 3(3).

          "Plan Sponsor" has the meaning given in ERISA (S) 3(16)(B).

          "Qualified Plan" means any Company Plan that meets or purports to meet the requirements of IRC (S) 401(a).

          "Title IV Plans" means all Pension Plans that are subject to Title IV of ERISA, 29 U.S.C. (S) 1301 et seq., other than Multi-Employer Plans.

          "VEBA" means a voluntary employees' beneficiary association under IRC
     (S) 501(c)(9).

          "Welfare Plan" has the meaning given in ERISA (S) 3(1).

     (b) (i) Schedule 3.27(b)(i) attached hereto sets forth a complete and accurate list of all Company Plans, Company Other Benefit Obligations, and Company VEBAs, and identifies as such all Company Plans that are (A) defined benefit Pension Plans, (B) Qualified Plans or (C) Title IV Plans..

          (ii) None of the Company Plans set forth on Schedule 3.26(b)(i) is a Multi-Employer Plan and none of the Company, any of its Subsidiaries or any ERISA Affiliate has any assessed or potential liability due to a complete of partial withdrawal from a Multi-Employer Plan or due to the termination or reorganization of a Multi-Employer Plan, and no events have occurred and no circumstances exist that could reasonably be expected to result in any such liability to the Company, any Subsidiary or any ERISA Affiliate.

          (iii) Except as set forth in Schedule 3.27(b)(iii) or as may be otherwise required by ERISA Sec. 601 et seq. or IRC Sec. 4980B (or other applicable law) or at the expense of the participant or the participant's beneficiary, none of the Company Plans provide retiree health or life insurance benefits.

     (c) The Company has delivered to Transferee:

          (i) all documents that set forth the terms of each Company Plan, Company Other Benefit Obligation, or Company VEBA and of any related trust, including (A) all plan descriptions and summary plan descriptions of Company Plans for which the Company or its Subsidiaries is required to prepare, file, and distribute plan descriptions and summary plan descriptions, and (B) all summaries and descriptions furnished to participants and beneficiaries regarding Company Plans, Company Other Benefit Obligations, and Company VEBAs for which a plan description or summary plan descriptions is not required;

          (ii) all personnel, payroll, and employment manuals and policies;

          (iii) a written description of any Company Plan or Company Other Benefit Obligation that is not otherwise in writing;

          (iv) all registration statements filed with respect to any Company
     Plan;

          (v) all insurance policies purchased by or to provide benefits under any Company Plan;

          (vi) all contracts with third party administrators, actuaries, investment managers, consultants, and other independent contractors that relate to any Company Plan, Company Other Benefit Obligation, or Company VEBA;

          (vii) all material reports submitted within the four years preceding the date of this Agreement by third party administrators, actuaries, investment managers, consultants, or other independent contractors with respect to any Company Plan, Company Other Benefit Obligation, or Company VEBA;

          (viii) the Form 5500 filed in each of the most recent three plan years with respect to each Company Plan, including all schedules thereto and the opinions of independent accountants;

          (ix) all notices that were given by the Company, its Subsidiaries or any Company Plan to the IRS, the PBGC, the Department of the Treasury of the Commonwealth of Puerto Rico or any participant or beneficiary, pursuant to statute, within the four years preceding the date of this Agreement, including notices that are expressly mentioned elsewhere in this Section 3.27;

          (x) all notices that were given by the IRS, the PBGC, the Department of the Treasury of the Commonwealth of Puerto Rico or the United States Department of Labor to the Company or its Subsidiaries or any Company Plan within the four years preceding the date of this Agreement;

          (xi) with respect to Qualified Plans, the most recent determination letter for each Plan of the Company or its Subsidiaries; and

          (xii) with respect to Title IV Plans, the Form PBGC-1 filed for each of the three most recent plan years.

     (d) Except as set forth in Schedule 3.27(vi) attached hereto:

          (i) The Company or its Subsidiaries have performed all of their respective obligations under all Company Plans, Company Other Benefit Obligations, and Company VEBAs. The Company or its Subsidiaries have made all required entries in their financial records and statements for all obligations and liabilities under such Plans, VEBAs, and Obligations that have accrued but are not due.

          (ii) No statement, either written or oral, has been made by any of the Company or its Subsidiaries to any Person with regard to any Plan or Other Benefit Obligation that was not in accordance with the Plan or Other Benefit Obligation and that could reasonably be expected to have an adverse economic consequence to the Company, its Subsidiaries, or Transferee.

          (iii) The Company and its Subsidiaries, with respect to all Company Plans, Company Other Benefits Obligations, and Company VEBAs, are, and each Company Plan, Company Other Benefit Obligation, and Company VEBA is, to the extent applicable in full compliance with ERISA, the IRC, Puerto Rican and other applicable Laws including the provisions of such laws expressly mentioned in this Section 3.27, except for any such failure to comply as would not result in any liability to the Company or any of its Subsidiaries.

               (A) No transaction prohibited by ERISA (S) 406 and no "prohibited transaction" under IRC (S) 4975(c) have occurred with respect to any Company Plan.

               (B) Neither the Company nor any Subsidiary has any liability to the IRS with respect to any Plan, including any liability imposed by Chapter 43 of the IRC.

               (C) Neither the Company nor any Subsidiary has any liability to the PBGC with respect to any Plan or has any liability under ERISA (S) 502 or (S) 4071.

               (D) All filings required by ERISA and the IRC as to each Plan have been timely filed, and all notices and disclosures to participants required by either ERISA or the IRC have been timely provided.

          (iv) Since March 31, 1998, there has been no establishment or amendment of any Company Plan, Company VEBA, or Company Other Benefit Obligation, except to effect the Board's option of an amendment to the Company's Hourly Employee Retirement Plan to use the GATT interest rate standard.

          (v) No event has occurred or circumstance exists that could reasonably be expected to result in a material increase in premium costs of Company Plans and Company Other Benefit Obligations that are insured, or a material increase in benefit costs of such Plans and Obligations that are self-insured.

          (vi) Other than claims for benefits submitted by participants or beneficiaries, no claim against, or legal proceeding involving, any Company Plan, Company Other Benefit Obligation, or Company VEBA is pending or, to the Company's knowledge, is threatened.

          (vii) The Company, each of its Subsidiaries and each ERISA Affiliate thereof has met the minimum funding standard, and has made all contributions required, under ERISA (S) 302 and IRC (S) 402 as adjusted by IRC Sec. 412 with regard to any funding waiver.

          (viii) The Company and its Subsidiaries have paid all amounts due to the PBGC pursuant to ERISA (S) 4007.

          (ix) Neither the Company, any of its Subsidiaries nor any ERISA Affiliate thereof has ceased operations at any facility or has withdrawn from any Title IV Plan in a manner that would subject any entity to liability under ERISA (S) 4062(e), (S) 4063, or (S) 4064.

          (x) Neither the Company, any of its Subsidiaries nor any ERISA Affiliate thereof has filed a notice of intent to terminate any Title IV Plan or has adopted any amendment to treat a Plan as terminated. The PBGC has not instituted proceedings to treat any Company Plan as terminated. No event has occurred or circumstance exists that could reasonably be expected to constitute grounds under ERISA (S) 4042 for the termination of, or the appointment of a trustee to administer, any Company Plan.

          (xi) No amendment has been made, or is reasonably expected to be made, to any Plan that has required or could require the provision of security under ERISA (S) 307 or IRC 401(a)(29).

          (xii) The actuarial report for each Title IV Plan of the Company and each of its Subsidiaries and each ERISA Affiliate thereof fairly presents the financial condition and the results of operations of each such Plan in accordance with the actuarial assumptions and methods used in such report as of the date of such report..

          (xiii) There is no outstanding or contingent liability of the Company or its Subsidiaries resulting from the termination of any Plan or Multi-Employer Plan sponsored or maintained by the Company or its Subsidiaries or an ERISA Affiliate.

          (xiv) No payment that is owed or may, in connection with or as a result of the matters contemplated by this transaction, will become due to any director, officer, employee, or agent of the Company or any of its Subsidiaries will be non-deductible by the Company or its Subsidiaries or subject to tax under IRC (S) 280G or (S) 4999; nor will the Company or any of its Subsidiaries be required to "gross up" or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person.

          (xv) The consummation of the transactions contemplated by this Agreement will not result in the payment, vesting, or acceleration of any benefit under any Company Plan or Company Other Benefit Obligation.

     3.28 Labor Matters. Except as set forth in Schedule 3.28, neither the Company nor any Subsidiary is obligated by or subject to any employment agreements, consulting or independent contractor agreements, noncompetition agreements, confidentiality agreements (other than those in connection with the Company pursuing a sale of all or substantially all of its assets or nonpublicly traded stock), nondisclosure agreements, indemnification agreements, collective bargaining agreements or collective bargaining obligations. There are, and in the past two years there have been, no strikes, disputes, slowdowns, stoppages or picketing or, to the Company's knowledge, threats of the same against the Company or any Subsidiary and there are, and in the past two years there have been, no threats of nor have there been any efforts to organize any employees or groups of employees by any unions or employees' association at the Company's or any Subsidiary's place of business which are not already organized. Except as set forth in Schedule 3.28, there are no grievances, complaints, reports, unfair labor practice charges filed or, to the Company's knowledge, threatened, or other notice of material noncompliance involving the Company or any of its Subsidiaries pursuant to the National Labor Relations Act, any similar foreign statute or regulation, or any other foreign, Puerto Rican, federal or local employment or labor laws.

      3.29 Environment.

     (a) Except as set forth on Schedule 3.29(a), the Company, its Subsidiaries, and, to the knowledge of the Company, any prior owner or lessee has generated, handled, manufactured, treated, stored, used, released, transported and disposed of any Environmentally Regulated Materials (as defined below) on, beneath, to or from any of the properties owned or operated by the Company or its Subsidiaries in the conduct of the Business or any other properties formerly owned, leased or operated by the Company or its Subsidiaries, in compliance with all Environmental Laws, regulations and permits.

     (b) Except as set forth on Schedule 3.29(b), the Company and its Subsidiaries have operated all plants, facilities and business operations in compliance with all Environmental Laws, regulations and permits.

     (c) Except as set forth on Schedule 3.29(c), neither the Company nor its Subsidiaries have disposed of or released any Environmentally Regulated Material in any location which may give rise to a claim of responsibility for investigation or clean-up costs, personal injury or property damage liability against the Company or any Subsidiary by any third party.

     (d) Except as set forth on Schedule 3.29(d), neither the Company nor its Subsidiaries have received any notices or claims of violations or liabilities relating to an Environmentally Regulated Material or an Environmental Law.

     The term "Environmentally Regulated Materials" means any of the following:
(i) any petroleum or petroleum products, friable asbestos, urea formaldehyde, and ploychlorinated biphenyls; (ii) any radioactive substance; (iii) any toxic, infectious, reactive, corrosive, ignitible or flammable chemical or chemical compound; and (iv) any chemicals, materials or substances, whether solid, liquid or gas defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "solid waste," or words of similar import, under any Environmental Law.

     "Environmental Law" means any applicable federal, state or local statute, law, rule, regulation, ordinance, code, policy or rule of common law in effect and in each case as amended from time-to-time and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, that (i) regulates or relates to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Environmentally Regulated Materials, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees insofar as such health and safety laws may apply to matters affecting the natural environment; or (ii) imposes liability with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation, and Liability Act, 42 USC 9601 et seq., the Resource Conservation and Recovery Act, 42 USC 6901, et seq., the Clean Water Act, 33 U.S.C. (S) 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. (S) 2601 et seq.; the Clean Air Act, 42 U.S.C. (S) 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. (S) 300f et seq.; the Oil Pollution Act of 1990, 33 U.S.C. (S) 2701 et seq.; and the Occupational Safety and Health Act of 1970, as amended, as it applies to an effect upon the natural environment, 29 U.S.C. (S) 651 et seq.; or any other federal, state or local law of similar effect, each as amended from time to time.

     3.30 Outstanding Debt. Except for trade payables and other accrued liabilities incurred in the ordinary course of business since March 31, 1998 which are consistent with levels for prior periods, the Company nor any Subsidiary has any indebtedness except as set forth in the March 31, 1998 Financial Statements. Neither the Company nor any Subsidiary is in default in the payment of the principal of or interest on any such indebtedness, and no event has occurred or is continuing under the provisions of any instrument, document or agreement evidencing or relating to any such indebtedness which with the lapse of time or the giving of notice, or both, would constitute an event of default thereunder.

     3.31 Conflicts of Interest. Except as otherwise disclosed by the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, or the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ending December 31, 1997 and March 31, 1998, each as filed with the Commission, no officer, director or holder of Class A common stock, or any affiliate (as such term is defined in Rule 405 under the Securities Act of 1933) of any such person, has any direct or indirect interest (i) in any entity which does business with the Company or its Subsidiaries, (ii) in any property, asset or right which is used by the Company or its Subsidiaries in the conduct of the Business, or (iii) in any contractual relationship with the Company other than as an employee. For the purpose of this Section 3.31, there shall be disregarded any interest which arises solely from the ownership of less than a 1% equity or voting interest in a corporation whose stock is regularly traded on any national securities exchange or in the over-the-counter market.

     3.32 Licenses. Except as set forth on Schedule 3.32 attached hereto, the Company has all licenses, permits, authorizations, approvals and franchises ("Licenses") necessary to engage in the Business which if not possessed by the Company or a Subsidiary would result in a Material Adverse Effect on the Business. Except as set forth on Schedule 3.32, all Licenses are in full force and effect and no proceeding is ongoing or, to the knowledge of the Company, threatened, to revoke such License.

     3.33 Employees. Except as set forth on Schedule 3.33, the Company and its Subsidiaries have complied in all material respects with all laws relating to the employment of labor, including provisions relating to wages, hours, equal opportunity, collective bargaining and payment of Social Security and other Taxes.

     3.34 Compliance with Quality Standards. All water used in the production process of the Business conforms, in all material respects, to (i) the quality standards required by the Company's or its Subsidiaries' franchisors, including PepsiCo Inc., (ii) internal quality standards required by the Company, and (iii) any Puerto Rican or local quality standards.

     3.35 Intentionally Omitted.

     3.36 Year 2000 Compliance. To the extent that any functionality of any computer system used by the Company is dependent upon or interdependent with the use or specification of any calendar date, the Company has used commercially reasonable efforts in implementing a plan pursuant to which any such computer system shall be "Year 2000 Compliant," except where failure to do so will not result in a Material Adverse Effect. For purposes of this Agreement, the term Year 2000 Compliant means that neither the performance nor the functionality of such computer systems shall be materially affected by dates in, into and between the 20th and 21st centuries. To be deemed Year 2000 Compliant, such computer systems shall conform in all material respects to the following basic requirements (i) no value for a current date shall cause any interruption in the Company's operations in which the computer systems used; and (ii) any date-based functions shall operate and perform in a consistent manner for dates in, into and between the 20th and 21st centuries and such computer systems shall calculate, manipulate and represent dates correctly, although no such computer systems shall use particular date values for special meanings.

     3.37 Buenos Aries Embotelladora S.A. . There are no pending or threatened claims affecting the Stock or the Company arising out of (i) the actual or alleged operation, control or ownership by the Company or its Subsidiaries of BAESA, or (ii) any agreements of the Company or its Subsidiaries with or related to BAESA.

     3.38 Delaware Business Combination Statute. The Company's Board of Directors has obtained all approvals necessary related to the transactions contemplated by this Agreement so as to constitute prior approval by the Board of Directors of such transactions within the meaning of section 203(a)(1) of the Delaware General Corporation Law.

     3.39 Exclusive Bottling Appointment. Except as set forth in Schedule 3.39, neither the Company nor any of its Subsidiaries has been or is in violation of the exclusive bottling appointment or franchise commitment letter currently in effect with PepsiCo, Inc. and its other franchisors, including, without limitation, any prohibitions contained therein concerning sales outside of the defined territory of the Company and its Subsidiaries. To the Company's knowledge, there has been no transshipment of any Pepsi-Cola or other beverage products into the defined territory of the Company and its Subsidiaries.

     3.40 Corporate Opportunity. The Company (i) has the exclusive rights to produce, bottle, sell and distribute PepsiCo soft drink products in Puerto Rico,
(ii) is authorized to supply beverages in the U.S. Virgin Islands (the "V.I. Territory"), and (iii) has the right of first refusal to purchase distribution rights for PepsiCo products in the V.I. Territory when such rights become available. PepsiCo, Inc. has agreed that if and when PepsiCo, Inc. is legally able to grant a new Pepsi-Cola franchise in Cuba, the Company will be considered as one of the preferred possible candidates for such territory; PepsiCo, Inc.'s consideration in granting this franchise will be based on all relevant factors, including past performance, management strength and financial ability, and commitment to invest in the Market. If the Company meets these criteria, in PepsiCo, Inc.'s judgment, the Company will be considered the preferred possible candidate. PepsiCo, Inc. has also agreed to support and encourage the Company's efforts to identify and acquire additional PepsiCo franchise territories in the Caribbean and other appropriate regions. The Company acknowledges that the immediately foregoing rights do not constitute a legal entitlement to a PepsiCo franchise in any such territories.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF TRANSFEREE
                  --------------------------------------------

     Transferee represents and warrants to the Company as follows:

     4.1 Transferee's Organization. Transferee is a limited liability partnership duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to carry on its business as it is now being conducted, and to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.

     4.2 Company Acts and Proceedings. This Agreement has been duly authorized by all necessary company action on behalf of the Transferee, and will be duly executed and delivered by authorized officers of the Transferee. This Agreement is a valid and binding agreement of the Transferee enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors' rights generally, and except for judicial limitations on the enforcement of the remedy of specific enforcement and other equitable remedies.

     4.3 Compliance with Applicable Laws and Other Instruments. Neither the execution nor delivery of, nor the performance of or compliance with, this Agreement nor the consummation of the transactions contemplated hereby will conflict with, or, with or without the giving of notice or passage of time, result in any breach of, or constitute a default under, or result in the imposition of any lien or encumbrance upon any asset or property of the Transferee pursuant to, any applicable law, administrative regulation or judgment, order or decree of any court or governmental body, any agreement or other instrument to which the Transferee is a party or by which it or any of its properties, assets or rights is bound or affected, and will not violate the partnership agreement of the Transferee. The Transferee is not in violation of its partnership agreement nor in violation of, or in default under, any lien, indenture, mortgage, lease, agreement, instrument, commitment or arrangement in any respect.

     4.4 Consents. No consent is required in connection with the execution, delivery or performance by Transferee of this Agreement or the taking of any other action contemplated hereby by Transferee.

     4.5 Governmental Consents. Except for the expiration of the waiting period required pursuant to the HSR Act, no consent, authorization, approval, permit or order of or filing with any governmental or regulatory authority is required under current laws and regulations in connection with the execution and delivery of this Agreement or the performance of the transactions contemplated hereby by Transferee.

     4.6 Investment Intent; Status. The Stock will be acquired hereunder solely for the account of Transferee, solely for investment purposes, and not with a view to the resale or distribution thereof, subject to the right of the Transferee and any such designees to sell, assign, transfer or distribute any or all of the Stock to any entity which is an Affiliate of the Transferee. Transferee is an "accredited investor" within the meaning of Regulation 501 promulgated under the Securities Act of 1933, as amended.

     4.7 Litigation. There are no actions, causes of action, claims, suits, proceedings, orders, writs, injunctions, or decrees pending or, to the knowledge of Transferee, threatened against Transferee at law or in equity, or before or by any governmental or regulatory agency, which seeks to restrain or enjoin the consummation of the transactions contemplated hereby.

     4.8 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Transferee without the intervention of any other person acting on its behalf in such manner as to give rise to any valid claim by any such person against the Company, the Sellers or their respective affiliates for a finder's fee, brokerage commission or other similar payment based on an arrangement with Transferee.

     4.9 Relationships. At Closing, Transferee shall cause the Company to enter into a marketing support agreement with PepsiCola International, Inc. which, Transferee reasonably believes will be more favorable in the aggregate to the Company than the present marketing support agreement between the Company with Pepsi-Cola International, Inc.

                                    ARTICLE V

                              COVENANTS OF COMPANY
                              --------------------

     From and after the date hereof and until the Closing Date, the Company covenants and agrees as follows:

      5.1 Cooperation. Except for the consent of PepsiCo, Inc., the Company will secure all necessary consents, approvals, authorizations, exemptions and waivers from third parties as identified on Schedule 5.1 attached hereto in order to enable the Company to effect the transactions contemplated hereby, provided any information reasonably requested of Transferee shall be timely furnished, and otherwise will use its best efforts to cause the consummation of such transactions in accordance with the terms and conditions hereof. Except as otherwise agreed to by Transferee in writing, said consents, approvals, authorizations, exemptions and waivers shall not impose any changes and/or modifications to the existing agreements and/or permits or authorizations of the Company nor shall they require any action or impose any restriction on the Transferee.

     5.2 Access and Information. The Company shall provide to Transferee and Transferee's accountants, officers, directors, employees, counsel, agents and other representatives, reasonable access during normal business hours, in a manner so as not to interfere with the normal operations of the Company, from the Effective Date through the Closing Date, to (i) all of the properties, books, contracts, commitments, records and all other information with respect to the Business, affairs, financial condition, assets and liabilities of the Company and Subsidiaries as Transferee may from time to time request, and to make copies thereof and (ii) any persons, including, without limitation, the directors, officers, employees, agents, accountants, attorneys and representatives of the Company and its Subsidiaries as Transferee considers reasonably necessary or appropriate to discuss the Business, condition (financial and otherwise), assets and liabilities of the Company and its Subsidiaries, all for the purposes of becoming familiar with the Business, affairs, financial condition, assets and liabilities of the Company and its Subsidiaries. The Company shall cooperate in the preparation of such environmental surveys and studies as Transferee may conduct as part of its due diligence. Transferee and each of its representatives will treat and hold as confidential such information in accordance with the terms and provisions of that certain Confidentiality Agreement, entered into as of February 3, 1998, between Transferee and the Company, which Confidentiality Agreement shall remain in full force and effect.

     5.3 Conduct of Business of the Company. Except as contemplated by this Agreement, during the period from the Effective Date to the Closing Date (which period shall not exceed 35 days), the Company and each Subsidiary shall conduct its respective operations according to its ordinary and usual course of business and consistent with past practice, and the Company and each Subsidiary agrees to preserve intact its respective business organizations, to maintain its business, to use commercially reasonable efforts to keep available the services of its respective officers and employees and to maintain the present relationships with customers and others having business relationships with it. The Company promptly will advise Transferee in writing of any material change in the Business, management, properties, liabilities, results of operations, prospects or financial condition of the Company or any Subsidiary. Without limiting the generality of the foregoing, and except as otherwise expressly provided in or contemplated by this Agreement, prior to the Closing Date, neither the Company nor any Subsidiary will without the prior written consent of Transferee (which consent shall not be unreasonably withheld):

     (a) amend its Certificate of Incorporation or Bylaws;

     (b) authorize for issuance, issue, sell, pledge or deliver (whether through the issuance or granting of additional options, warrants, commitments, subscriptions, rights to purchase or otherwise) any of its stock of any class or any securities convertible into or exercisable for shares of its stock of any class;

     (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend (except the BAESA shares dividend to the holders of the Class B Common Stock of the Company) or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock; or redeem or otherwise acquire any shares of its capital stock or other securities; or amend or alter any term of any of its outstanding securities;

     (d) create, incur or assume any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, other than in the ordinary course of business (including such incurrence under the line of credit, which has not been amended, established by the Credit Agreement) and consistent with past practice, or create, incur or assume any encumbrance on any material asset;

     (e) except in the ordinary course of business and consistent with past practice,

          (i) sell, transfer, mortgage, or otherwise dispose of or encumber any of its real or personal property, except (A) transactions pursuant to existing contracts, and (B) dispositions of inventory or of worn-out or obsolete equipment for fair or reasonable value in the ordinary course of business consistent with past practices, (provided that any and all Contracts related to clause (A) or clause (B) hereof shall have been identified on Schedule 3.23 hereof),

          (ii) pay, discharge or satisfy its claims, liabilities or obligations (absolute, accrued, contingent or otherwise);

          (iii) cancel any debts or waive any of its claims or rights, which involve payments or commitments to make payments, which individually exceeds $25,000 or, in the aggregate, exceed $100,000 (which amount shall increase by an additional $50,000 for the period between July 11 and July 31, 1998, if the closing has not occurred on or before July 10);

          (v) enter into any new employment, consulting, management or severance agreement other than severance payments required to be made under Puerto Rico Law 80;

          (viii) enter into any agreements with any of the holders of the Class A common stock of the Company; or

          (ix) purchase or agree to purchase any additional assets; or

     (f) enter into, amend or terminate any agreements, commitments or contracts that, individually or in the aggregate, are material to the Company or any Subsidiary (except agreements, commitments or contracts for the purchase, sale or lease of goods, services or properties in the ordinary course of business, consistent with past practice), or otherwise make any material change in the conduct of the Business;

     (g) alter or revise its accounting principles, procedures, methods or practices (except to effect the Board's adoption of an amendment to the Company's Hourly Employee Retirement Plan to use the GATT interest rate standards);

     (h) institute, settle or compromise any claim, action, suit or proceeding pending or threatened by or against it involving amounts in excess of $25,000, at law or in equity or before any federal, state, local, foreign or other governmental department, commission, board, bureau, agency or instrumentality;

     (i) increase the salaries or other compensation or employee benefits with respect to any employees of the Company or its Subsidiaries (except that salaries of certain positions may be increased to fill vacancies consistent with past practice provided the new salaries are equal to/less than $50,000);

     (j) knowingly take any action that would render any representation, warranty, covenant or agreement of the Company in this Agreement inaccurate or breached as of the Closing Date; or

     (k) alter or revise any of the policies of insurance maintained by the Company or its Subsidiaries.

      5.4 HSR Act Filings. The Company will file any reports or notifications that may be required to be filed by the Company, its Subsidiaries or its affiliates under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act") and the rules and regulations thereunder with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and will cooperate with Transferee in connection with such filings or responses to requests for additional information.

     5.5 No Solicitation. During the period between the execution of this Agreement until the earlier to occur of the Closing or July 31, 1998, neither the Company, its Subsidiaries, nor the officers, agents, directors, employees or representatives thereof shall, directly or indirectly, solicit, conduct discussions with or engage in negotiations with any person other than Transferee, or recommend or enter into any transaction with any person other than Transferee, concerning or permitting the sale of any stock (other than for their own account) or, the assets (other than in the ordinary course of business) of the Company.

     Notwithstanding the provisions of the prior paragraph, the Company or its Board of Directors may (a) furnish non-public information to, or enter into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written proposal regarding a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including by way of a tender offer) or other similar transaction involving the Company (any of the foregoing inquiries or proposals being referred to as a "Competing Offer") by such person or entity (including a new and unsolicited Competing Offer received by the Company after the execution of this Agreement from a person or entity whose initial contact with the Company may have been solicited by the Company prior to the execution of this Agreement), and may recommend such an unsolicited bona fide written Competing Offer to the shareholders of the Company, if and only to the extent that (i) the Board of Directors of the Company determines in good faith (after consultation with and based upon the advice of its financial advisor) that such Competing Offer would, if consummated, result in a transaction more favorable to the shareholders of the Company than the terms of the Agreement (any such more favorable Competing Offer being referred to in this letter agreement as a "Superior Proposal") and that the person or entity making such Superior Proposal has the financial means, or the ability to obtain the necessary financing, to conclude such transaction, (ii) the Board of Directors of the Company determines in good faith (after consultation with and based upon the advice of its outside legal counsel) that the failure to take such action would be inconsistent with the fiduciary duties of such Board of Directors to its shareholders under applicable law, and (iii) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, such Board of Directors receives from such person or entity an executed confidentiality agreement with confidentiality provisions not materially less favorable to such person or entity than those contained in the confidentiality agreement between Pohlad Companies and the Company, dated February 3, 1998; and
(b) comply with Rule 14e-2 promulgated under the Securities Exchange Act of 1934 with regard to a Competing Offer.

     The Company shall notify the Transferee no later than 24 hours after receipt by the Company (or its advisors) of any Competing Offer or any request for non-public information in connection with a Competing Offer or for access to the properties, books or records of the Company by any person or entity that informs the Company that it is considering making, or has made a Competing Offer. Such notice to the Company shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

      5.6 Break-up Fee. If (i) the Company (or any of its advisors) breaches the terms of the first paragraph in Section 5.5 hereof or if the Company receives an unsolicited Competing Offer, (ii) the Agreement is terminated other than under
Section 10.1(a), 10.1(b) (by reason of the failure to satisfy the Transferee's conditions of closing in Sections 8.2, 8.6, 8.8 and 8.9 hereof) or 10.1(c) and
(iii) a definitive agreement with respect to an Alternative Transaction is consummated on or prior to December 31, 1998 with a party other than Transferee, then the Company shall, contemporaneous with the closing of the Alternative Transaction, pay to Transferee by wire transfer of immediately available funds an amount equal to $2,000,000. An "Alternative Transaction" shall be defined as any of the following: (i) any transaction or series of transactions by which any person or group (other than the Transferee) acquires or would acquire shares (or securities exercisable or convertible into shares) representing 20% or more of the voting power of the Company, pursuant to a tender offer, exchange offer or otherwise; or (ii a merger, consolidation, shares exchange, sale of substantial assets or other business combination involving the Company; or (ii any other transaction or series of transactions whereby any person acquires or would acquire control of the board of directors, business or assets of the Company; or (iv any agreement with respect to any of the foregoing provided, in each case, that such transaction involves a greater value (as determined by the Company's Board of Directors upon consideration of all factors it deems relevant) than the value of the consideration identified in Section 1.2 herein. This Section 5.6 shall survive the termination of this Agreement.

      5.7 Resignation of Directors. The Company shall cause (i) its board of directors and the directors of its Subsidiaries to appoint those directors to the Company and its Subsidiaries as are designated by Transferee and (ii) each current member of its board of directors and the directors of its Subsidiaries to resign, all effective as of 12:01 a.m. on the day after the Closing Date.

      5.8 Expenses. The Company shall present, at the Closing, expense statements from third parties reflecting all third-party costs and expenses of the Company since October 1, 1997 in connection with the transactions contemplated by this Agreement, or any other proposed transaction in which the Company sought to sell or or substantially all of the assets or Stock or to enter into a merger or other business combination with a third party, which expenses shall be paid in full at or prior to Closing by the Company. Such expenses shall not include any costs of litigation arising out of the execution of this Agreement, or the consummation of the transactions set forth in this Agreement. In the event such third party expenses exceed $1,300,000.00, the Consideration shall be reduced by the amount of such excess, as provided at
Section 1.2 hereof.

     5.9 Discussions With Shareholders. The Company will notify Transferee promptly of any and all discussions with or correspondence or notification received from any of the Company's Class B stockholders whose stock is not being purchased by the Transferee in conjunction with the closing of this transaction in which such stockholders express dissatisfaction with the management, performance or Business of the Company or its Subsidiaries or the terms or conditions of the transaction contemplated in this Agreement.

     5.10 Status of S-3 Registration. The Company shall promptly provide copies to Transferee of all correspondence received from and distributed to the Commission with respect to the S-3 Registration Statement concerning the Company's Class B common stock originally filed on November 12, 1997 (the "S-3 Registration Statement").

     5.11 Press Release. Company shall provide to Transferee the text of any press release or other public disclosure regarding the transactions contemplated in this Agreement 24 hours before any such press release or public disclosure by the Company.

     5.12 Notice of Claims. The Company shall promptly inform the Transferee of
(i) any action or proceeding by any governmental authority or other person instituted or threatened which seeks to enjoin, restrain or prohibit this Agreement or the complete consummation of the transactions contemplated hereby or (ii) any order or decree of any court any action or proceeding which enjoins, restrains or prohibits the execution of this Agreement or the complete consummation of the transactions contemplated hereby

                                   ARTICLE VI

                             COVENANTS OF TRANSFEREE
                             -----------------------

     Transferee hereby covenants and agrees with the Company as follows:

     6.1 Cooperation. From the date hereof until the Closing Date, Transferee will cooperate with Company, to secure all necessary consents, approvals, authorizations, exemptions and waivers from third parties as are required in order to effect the transactions contemplated hereby, and will otherwise use its best efforts to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions hereof, provided that Transferee will not be obligated to execute any agreement with any third party, incur any liability or expense in connection therewith, except the cost and expense of its employees and representatives engaged in such efforts or as otherwise expressly set forth herein. In addition, Transferee will secure all necessary consents and approvals of PepsiCo. Inc. in order to effect the transaction contemplated herein, including a consent to the assignment of the rights under the Stock Option Agreement provided for in Exhibit A attached hereto. Further, Transferee will prepare and provide to the Company for filing the information required by Regulation 14f-1 of the Securities Exchange Act of 1934.

     6.2 HSR Act Filings. From the date hereof until the Closing Date, Transferee will file any reports or notifications that may be required to be filed under the HSR Act with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and will cooperate with the Company in connection with such filings or responses to requests for additional information. Transferee will be responsible for all fees, if any, required to be paid in connection with such filings by Transferee under the HSR Act.

     6.3 Board of Directors. At least two of the directors (the "Independent Directors") designated by Transferee pursuant to Section 5.7 hereof, will not be an "affiliate" (as such term is defined in Rule 405 of the Securities Act of 1933, as amended) of either Pohlad Companies or PepsiCo, Inc. for so long as Transferee is the holder of a majority of the voting rights of outstanding stock in the Company.

     6.4 Indemnification and Insurance. (a) Transferee agrees that all rights to indemnification existing in favor of the directors, officers or employees of the Company as provided in the Company's Certificate of Incorporation or Bylaws, as in effect as of the date hereof, with respect to matters occurring through the Closing Date, shall survive the Closing and shall continue in full force and effect.

     (b) Transferee agrees that the Company shall maintain in effect for not less than 6 years after the Closing Date policies of directors' and officers' liability insurance equivalent to those maintained by the Company with respect to matters occurring prior to the Closing Date (provided that in the event any claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of such claims); provided, however, that the Company shall not be required to pay an annual premium for such insurance in excess of 150% of the current annual premiums paid by the Company for such insurance, but in such case shall purchase as much coverage as possible for such amount.

     (c) In the event that any action, suit, proceeding or investigation relating hereto or to the transactions contemplated by this Agreement is commenced by a third party, whether before or after the Closing Date, the parties hereto agree to cooperate and use their respective reasonable efforts to vigorously defend against and respond thereto.

     6.5 Transferor Indemnification. Transferee acknowledges that the Transferor is entitled to indemnification from the Company pursuant to Section 7 of the Stock Option Agreement, which provides that in consideration of the fact that Transferee will not personally benefit from the grant of the Option, the Company will indemnify and hold Transferor harmless from any and all claims, demands, causes of action, losses, liabilities, damages, judgments or charges of any kind, including without limitation the cost of defending any action against him, together with any reasonable attorneys' fees and investigation costs incurred in connection therewith or in connection with the transactions contemplated herein or in connection with any potential claim or loss, and including any tax imposed on Transferor arising from the Stock Option Agreement or the transfer thereof as contemplated herein, or any other expenses, fees, or charges of any character or nature, arising in connection with the Stock Option Agreement, unless and until it is determined in a final unappealable judgment that such claim, demand, damage or expense arises as a direct result of the willful misconduct or gross negligence of Transferor.

     6.6 Transactions With Affiliates. For a period of five (5) years after the date hereof, the Transferee agrees not to cause the Company or the Subsidiaries to make any payment to, or sell, lease, transfer, substitute or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, directly or indirectly, any "affiliate" (as such term is defined in Rule 405 under the Securities Act of 1933, as amended), officer, director or employee (each an "Affiliate") of the Transferee (each of the foregoing an "Affiliate Transaction") which Affiliate Transaction, together with any related Affiliate Transaction(s), involves aggregate consideration in excess of $500,000, unless such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such subsidiary with an unrelated person and such Affiliate Transaction shall receive the approval of a majority of the Independent Directors.

     6.7 NYSE Listing. Transferee shall not seek to cause the Company's Class B common stock to be delisted from the New York Stock Exchange for so long as such stock is held by more than 500 stockholders, unless such delisting is approved by a majority of the Company independent directors.

     6.8 Guaranty. Transferee shall cause the guaranty of Pohlad Companies and PepsiCo, Inc. attached hereto as Exhibit E to remain in full force and effect until the Obligations, (as defined therein) are satisfied

                                   ARTICLE VII

                       CONDITIONS TO COMPANY'S OBLIGATIONS
                       -----------------------------------

     The obligation of the Company under this Agreement to consummate the transactions contemplated hereby is, at the option of the Company, subject to satisfaction or waiver of the following conditions precedent on or before the
Closing:

     7.1 Representations, Warranties and Covenants of Transferee. Transferee will have complied in all material respects with all of its agreements and covenants contained herein to be performed at or prior to the Closing Date, and all of the representations and warranties of Transferee contained herein will be true in all material respects on and as of the Closing Date with the same effect as though made on and as of the Closing Date, except to the extent that such representations and warranties were made as of a specified date (and as to such representations and warranties the same continue on the Closing Date to have been true as of the specified date). The Company will have received a certificate of Transferee, dated as of the Closing Date and signed by an officer of Transferee, certifying as to the fulfillment of the conditions set forth in this Section 7.1.

     7.2 No Prohibition. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated and no statute, rule or regulation or order of any court or administrative agency will be in effect which prohibits the Company from consummating the transactions contemplated hereby.

     7.3 Further Action. All consents, approvals, authorizations, exemptions and waivers from third parties that are required in order to enable the Company to consummate the transactions contemplated hereby will have been obtained.

     7.4 Consents and Approvals. All consents, waivers, authorizations and approvals of governmental or regulatory authorities and of any other person or entity required in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly obtained and shall be in full force and effect on the Closing Date, except where failure to obtain such consent would not result in a Material Adverse Effect.

     7.5 No Challenges. No action or proceeding by any governmental authority or other person will have been instituted and not discharged, or threatened, which seeks to enjoin, restrain or prohibit, or is reasonably likely to result in damages in respect of, this Agreement or the complete consummation of the transactions contemplated hereby, and which could, in the reasonable judgment of the Company, make it inadvisable to consummate such transactions, and no order or decree of any court will have been entered in any action or proceeding which enjoins, restrains or prohibits the execution of this Agreement or the complete consummation of the transactions contemplated hereby.

                                  ARTICLE VII

                     CONDITIONS TO TRANSFEREE'S OBLIGATIONS
                     --------------------------------------

     The obligations of Transferee under this Agreement to consummate the transactions contemplated hereby are, at the option of Transferee, subject to satisfaction or waiver of the following conditions precedent on or before the
Closing:

      8.1 Representations, Warranties and Covenants of the Company. The Company and its Subsidiaries will have complied in all material respects with all of their agreements and covenants contained herein to be performed at or prior to the Closing Date. All the representations and warranties of the Company and its Subsidiaries contained herein will be true in all material respects and on and as of the Closing Date with the same effect as though made on and as of the Closing Date, except to the extent that such representations and warranties were made as of a specified date (and as to such representations and warranties the same continue on the Closing Date to have been true as of the specified date); and to the extent there is a breach of any representation or warranty, such breach together with all other such breaches, does not constitute a Material Adverse Effect. Transferee will have received a certificate of the Company, dated as of the Closing Date and signed by an officer of the Company, certifying as to the fulfillment of the conditions set forth in this Section 8.1.

     8.2 No Prohibition. All applicable waiting periods (and any extension thereof) under the HSR Act shall have expired or otherwise been terminated and no statute, rule or regulation or order of any court or administrative agency will be in effect which prohibits Transferee from consummating the transactions contemplated hereby.

     8.3 Consents and Approvals. Except for the consent of PepsiCo, Inc., consents, waivers, authorizations and approvals of governmental or regulatory authorities and of any other person or entity required in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby identified on Schedule 5.1 hereto shall have been duly obtained and shall be in full force and effect on the Closing Date.

     8.4 Licenses and Permits. All Licenses and Permits necessary to the lawful operation of the Business will remain in place and in full force and effect without any modification following the consummation of the transactions contemplated hereby. The Company shall have duly applied for all Permits necessary to the lawful operation of the Business including, without limitation, the water use permit for the Rio Piedras plant, the water use permit for the Ponce plant, the wastewater discharge permit for the Ponce plant, the cesspool underground injection control permit for the Ponce plant, the water use permit for the Toa Baja plant, and the wastewater discharge permit for the Toa Baja plant prior to the Closing Date.

     8.5 Deliveries. The Company will have made or caused to be made delivery to Transferee of the documents and other items set forth in Section 2.3 hereof and Transferor will have delivered an Assignment pursuant to Section 2.2 hereof.

     8.6 No Challenges. No action or proceeding by any governmental authority or other person will have been instituted and not discharged, or threatened, which seeks to enjoin, restrain or prohibit this Agreement or the complete consummation of the transactions contemplated hereby, and which could, in the reasonable judgment of Transferee, make it inadvisable to consummate such transactions, and no order or decree of any court will have been entered in any action or proceeding which enjoins, restrains or prohibits the execution of this Agreement or the complete consummation of the transactions contemplated hereby.

     8.7 Other Agreements. That certain Voting Trust Agreement and Irrevocable Proxy dated September 28, 1996, by and among the Sellers, Rafael Nin and the Company shall have been terminated as of the Closing Date and no similar agreement shall be in effect.

     8.8 Purchase of Class B Common Stock. Transferee shall have acquired a minimum of 6,210,429 shares of the Company's Class B common stock pursuant to a purchase agreements with the holders thereof executed contemporaneous herewith.

     8.9 Purchase of Class A Common Stock. Transferee shall have acquired 5,000,000 shares of the Company's Class A common stock purchase pursuant to a purchase agreement with the owners thereof executed contemporaneous herewith.

     8.10 Resignation of Directors. The directors of the Company and its Subsidiaries shall have resigned and the individuals designated by the Transferee shall have been appointed as directors of the Company and its Subsidiaries, all effective as of 12:01 a.m. on the day after the Closing Date.

                                   ARTICLE IX

                       INDEMNIFICATION AND RELATED MATTERS
                       -----------------------------------

     9.1 Indemnification by Company. The Company will indemnify Transferee and hold Transferee harmless from and against any and all damages, loss, cost or expense (including reasonable attorney's fees and expenses actually incurred), (collectively, "Loss") suffered by reason of, arising out of or resulting from:
(i) any misrepresentation or breach of warranty made by the Company in or pursuant to this Agreement; (ii) any failure by the Company to fulfill any covenants or agreements under this Agreement; or (iii) any claims affecting the stock or the Company arising out of or related to (a) the actual or alleged operation, control or ownership by the Company or it Subsidiaries of BAESA, (b) any agreements of the Company or its Subsidiaries with or related to BAESA or
(c) the Company, its Subsidiaries, and any prior owner or lessee having generated, handled, manufactured, treated, stored, used, released, transported and disposed of any Environmentally Regulated Materials on, beneath, to or from any of the properties owned or operated by the Company or its Subsidiaries in the conduct of the Business or any other properties formerly owned, leased or operated by the Company or its Subsidiaries (except for those matters disclosed on Schedule 3.29).

     9.2 Indemnification by Transferee. Transferee will indemnify the Company and hold such party harmless from and against any and all Loss suffered by reason of, arising out of or resulting from: (i) any misrepresentation or breach of warranty made by Transferee in or pursuant to this Agreement; or (ii) any failure by Transferee to fulfill any covenants or agreements under this Agreement.

     9.3 Notice of Indemnification. In the event any legal proceeding is threatened or instituted or any claim or demand is asserted by any person (including a party hereto) in respect of which payment may be sought by one party hereto from the other party under the provisions of this Article IX, the party seeking indemnification (the "Indemnitee") will promptly cause written notice of the assertion of any such claim of which it has knowledge which is covered by this indemnity to be forwarded to the other party (the "Indemnitor"). Any notice of a claim by reason of any of the representations, warranties or covenants contained in this Agreement will state specifically the representation, warranty or covenant with respect to which the claim is made, the facts giving rise to an alleged basis for the claim, and the amount of the liability asserted against the Indemnitor by reason of the claim.

     9.4 Indemnification Procedure for Third-Party Claims. In the event of the initiation of any legal proceeding against an Indemnitee by a third party, the Indemnitor will have the absolute right after the receipt of notice, at its option and at its own expense, to be represented by counsel of its choice, and to defend against, negotiate, settle or otherwise deal with any proceeding, claim, or demand which relates to any loss, liability or damage indemnified against hereunder; provided, however, that the Indemnitee may participate in any such proceeding with counsel of its choice and at its expense. The parties will cooperate fully with each other in connection with the defense negotiation or settlement of any such legal proceeding, claim or demand. To the extent the Indemnitor elects not to defend such proceeding, claim or demand, and the Indemnitee defends against or otherwise deals with any such proceeding, claim or demand, the Indemnitee may retain counsel, at the expense of the Indemnitor (which expense shall be paid by Indemnitor as they are incurred to Indemnitor), and control the defense of such proceeding. Neither the Indemnitor nor the Indemnitee may settle any such proceeding without the consent of the other party, such consent not to be unreasonably withheld. After any final judgment or award has been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the time in which to appeal therefrom has expired, or a settlement has been consummated, or the Indemnitee and the Indemnitor have arrived at a mutually binding agreement with respect to each separate matter alleged to be indemnified by the Indemnitor hereunder, the Indemnitee will forward to the Indemnitor notice of any sums due and owing by it with respect to such matter and the Indemnitor will pay all of the sums so owing to the Indemnitee by wire transfer, certified or bank cashier's check within thirty
(30) days after the date of such notice.

     9.5 Survival of Representations, Warranties and Covenants. The representations and warranties of the Company made in this Agreement and the covenants and agreements contained herein to be performed or complied with at or prior to the Closing Date will survive for eighteen (18) months after the Closing Date, except that the representations and warranties contained in Sections 3.6, 3.12 and 3.37 shall survive until expiration of the applicable statute of limitations and the representations and warranties contained in Section 3.29 shall survive forever. The representations and warranties of Transferee and all of the covenants and agreements of the Company and Transferee contained herein to be performed or complied with, in whole or in part, after the Closing Date will survive for eighteen (18) months after the Closing Date. No legal action or arbitration proceeding may be commenced after the expiration of such survival periods with respect to any alleged breach of the representations, warranties, covenants and agreements contained herein except as a counterclaim in any action or proceeding commenced hereunder prior to the expiration of such period.

     9.6 Limitation on Indemnification. (a) In the event the Company breaches any of its representations, warranties or covenants contained in this Agreement or in any certificate delivered by the Company pursuant to this Agreement and provided that Transferee makes a written claim for indemnification against the Company within the applicable survival period, then the Company (upon approval of a majority of the independent members of the Company's Board of Directors) agrees to indemnify Transferee from and against all losses, amounts paid in settlement, claims, damages, liabilities, obligations, judgments, settlements and reasonable out-of-pocket costs (including costs of investigation or enforcement), expenses and attorneys' fees (collectively "Damages") Transferee suffers resulting from such event; provided, however, that the Company shall not have any obligation to indemnify Transferee from and against any Damages resulting from the breach of any representation or warranty of the Company contained in Article III of this Agreement (i) until Transferee has suffered aggregate Damages, by reason of all such breaches in excess of $400,000 (after which point the Company will be obligated to indemnify the Transferee from and against all Damages in excess of $400,000) or (ii) notwithstanding anything to the contrary contained in this Agreement, to the extent the aggregate Damages Transferee has suffered by reason of all such breaches of representations and warranties of the Company contained in Article III of this Agreement, exceeds the amount of the Consideration (the "Cap"), the Company will have no obligation to indemnify the Transferee from and against further Damages in excess of the Cap.

     (b) The Indemnification provided for in Section 9.6(a) shall survive any investigation at any time made by or on behalf of Transferee or of any knowledge or information that Transferee may have. Notwithstanding the foregoing, if John Bierbaum on the date hereof has actual knowledge of information which could reasonably be expected to result in a material breach of a representation or warranty of the Company contained in Article III of this Agreement, the extent of such breach and the cost to the Company, Transferee shall promptly notify the Company of such breach; provided, however, that the Company's only remedy in respect of a breach of this Section 9.6(b) by Transferee shall be the difference between (i) the costs and expenses incurred by the Company to cure such undisclosed breach pursuant to this Article IX and (ii) the costs and expenses which would have been incurred by the Company if Transferee had not breached such covenant and the Company cured such undisclosed breach.

     9.7 Exclusive Remedy. In the absence of a fraudulent or intentional misrepresentation, omission or breach of this Agreement, after the Closing Date, the indemnification provisions set forth in this Article IX will constitute the sole and exclusive recourse and remedy for monetary damages available to the parties hereto with respect to the breach of any representation, warranty or covenant contained in this Agreement or in any certificate delivered pursuant to this Agreement.

                                   ARTICLE X

                          TERMINATION PRIOR TO CLOSING
                          ----------------------------

     10.1 Termination. This Agreement may be terminated at any time prior to the
Closing:

          (a) by the mutual written consent of Transferee and the Company; or

          (b) by the Transferee if the Closing has not occurred on or before July 31, 1998 by reason of failure to satisfy any of Transferee's conditions to closing contained in Article VIII hereof unless such failure results primarily from the Transferee's breach of any representation, warranty, covenant or agreement contained herein.

          (c) by the Company if the Closing has not occurred on or before July 31, 1998 by reason of failure to satisfy any of the Company's conditions to Closing contained in Article VII hereof unless such failure results primarily from the Company's breach of any representation, warranty, covenant or agreement contained herein.

          (d) by the Company if the Company's Board of Directors, in the exercise of its fiduciary duties, accepts an Alternative Transaction.

     10.2 Effect on Obligations. Termination of this Agreement pursuant to this Article will terminate all obligations of the parties hereunder; provided, however, that such termination will not relieve any defaulting or breaching party from any liability to the other party hereto, and provided, further, that the provisions of Article IX will survive termination of this Agreement.

                                   ARTICLE XI

                                 MISCELLANEOUS
                                 -------------

     11.1 Entire Agreement; Amendments. This Agreement including the preambles, recitals and the Schedules delivered pursuant hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No amendment, modification, supplement or waiver of any provision of this Agreement will be binding unless executed in writing by the party to be bound thereby.

     11.2 Successors and Assigns. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto. Transferee may at any time assign all or a portion of its rights and obligations arising hereunder to a member of the Suarez family or an affiliate thereof. The obligations of the Company hereunder may not be delegated, in whole or in part, without the prior written consent of Transferee.

     11.3 Company's Knowledge. Where any representation or warranty contained herein is expressly qualified by reference to the knowledge or the best knowledge of the Company, such knowledge encompasses the knowledge of officers of the Company.

     11.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which will for all purposes be deemed to be an original and all of which will constitute the same instrument.

     11.5 Headings. The headings of the sections of this Agreement are included for convenience only and will not be deemed to constitute part of this Agreement or to affect the construction hereof.

     11.6 Modifications and Waivers. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement will be deemed to or will constitute a waiver of any other provisions hereof (whether or not similar).

     11.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party will be in writing and delivered personally or by telephonic facsimile transmission or sent by registered or certified mail, postage prepaid (and if by telephonic facsimile transmission with a copy sent by mail), if to Company to:

               Pepsi-Cola Puerto Rico Bottling Company
               P.O. Box 191709
               Carretera 865 Km. 0.4
               Bo. Candelaria Arenas
               Toa Baja, Puerto Rico 00949
               Attn: President

               with copies to the following if the notice is to be given prior to the Closing:

               Willkie Farr & Gallagher
               787 Seventh Avenue
               New York, New York 10019-6099
               Attn: Christopher E. Manno, Esq.

               McConnell Valdes
               270 Munoz Rivera Avenue
               San Juan, Puerto Rico 00918
               Attn: Julio Pietrantoni-Arce, Esq.

               if to Transferee to:

               P-PR Transfer, LLP
               c/o John Bierbaum
               3880 Dain Bosworth Plaza
               60 South Sixth Street
               Minneapolis, Minnesota 55402

               with copies to:

               Briggs and Morgan, Professional Association
               2400 IDS Center
               Minneapolis, Minnesota 55402
               Attn: Brian D. Wenger, Esq.

               and

               Pepsi-Cola Company
               700 Anderson Hill Road
               Purchase, New York   10577
               Attn: Robert Biggart, Esq.

or at such other address for a party as may be specified by like notice. Any notice which is delivered personally or by telephonic facsimile transmission in the manner provided herein will be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party (or its agent for notices hereunder) . Any notice which is addressed and mailed in the manner herein provided will be conclusively presumed to have been duly given to the party to which it is addressed at the close of business, local time of the recipient, on the third day after the day it is so placed in the mail.

     11.8 Arbitration. Subject to the last sentence of this Section, any controversy or claim arising out of or relating to any provisions of this Agreement or the breach hereof, unless resolved by mutual agreement of the parties, will be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect on the effective date of this Agreement by a single arbitrator appointed in accordance with said Rules. The determination of the arbitrator will be final and binding upon the parties to the arbitration and judgment upon the award rendered by the arbitrator will be entered in any court of competent jurisdiction. The place of arbitration will be San Juan, Puerto Rico. All costs and expenses of the parties (including reasonable attorneys' fees) will be paid by the party against whom a determination by the arbitrator is made or, in the absence of a determination wholly against one party, as the arbitrator directs. Notwithstanding the foregoing, either party may seek injunctive relief with respect to any controversy or claim arising out of or relating to any provisions of this Agreement in any court of competent jurisdiction.

     11.9 Governing Law; Consent to Jurisdiction. This Agreement will be construed in accordance with and governed by the laws of Delaware applicable to agreements made and to be performed in such jurisdiction without reference to conflicts of law principles. Transferee and the Company each irrevocably consent that any legal action or proceeding against it under, arising out of or in any manner relating to this Agreement or any other agreement, document or instrument arising out of or executed in connection with this Agreement may be brought only in an arbitration proceeding as provided in Section 11.8 or in a court of the State of Delaware or in the United Stated District Court for the District of Delaware. Transferee and the Company by the execution and delivery of this Agreement, expressly and irrevocably assent and submit to the personal jurisdiction of the arbitrators selected pursuant to Section 11.8 or any of such courts in any such action or proceeding. Transferee and the Company further irrevocably consent to the service of any complaint, summons, notice or other process relating to any such action or proceeding by delivery thereof to it by hand or by mail in the manner provided for in Section 11.7 hereof. Transferee and the Company hereby expressly and irrevocably waive any claim or defense in any action or proceeding based on any alleged lack of personal jurisdiction, improper venue or forum non conveniens or any similar basis.

     11.10 Public Announcements. Neither the Company, its Subsidiaries, nor Transferee will make any public statements, including without limitation any press releases, with respect to this Agreement and the transactions contemplated hereby, without the prior written consent of the other parties (which consent may not be unreasonably withheld), except as may be required by law and except that the party required to make such announcement will, whenever practicable, consult with the other parties concerning the timing and content of such announcement before such announcement is made.

     11.11 Further Assurances. Subject to the other provisions of this Agreement after the execution and delivery hereof, any party will, at the request of any other party and at such other party's expense, execute and deliver any further instruments or documents of conveyance, transfer, assignment or assumption and take all such further action as such party reasonably may request in order to consummate and make effective the transactions contemplated by this Agreement.

     11.12 Severability. Upon a finding of the invalidity or unenforceability of any particular provision of this Agreement, the remaining provisions hereof will be construed in all respects as if such invalid or unenforceable provisions were omitted. All provisions of this Agreement will be enforced to the fullest extent permitted by law.

     11.13 No Third Party Beneficiaries. Except as expressly permitted by this Agreement, nothing in this Agreement will confer any rights upon any person or entity which is not a party or permitted assignee of a party to this Agreement.

     11.14 Rule of Construction. The parties hereto acknowledge and agree that each has negotiated and reviewed the terms of this Agreement, assisted by such counsel as they desired, and has contributed to its revisions. The parties further agree that the rule of construction that any ambiguities are resolved against the drafting party will be subordinated to the principle that the terms and provisions of this Agreement will be construed fairly as to all parties and not in favor of or against any party.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf as of the date first above written.


P-PR TRANSFER, LLP                         PEPSI-COLA PUERTO RICO BOTTLING
                                                       COMPANY
By: Pohlad Companies, a general
 partner
                                          By: /s/ Rafael Nin
                                             _______________________________
                                             Rafael Nin
By: /s/ Robert C. Pohlad                     Its: President
   _____________________________
   Robert C. Pohlad
   Its: President
                                          /s/ Rafael Nin
                                          __________________________________
                                          Rafael Nin

                            GUARANTY OF OBLIGATIONS
                         PURSUANT TO TRANSFER AGREEMENT


     THIS GUARANTY is made, executed and delivered as of this 15th day of June, 1998, by Pohlad Companies, a Minnesota corporation, PepsiCo, Inc., a North Carolina corporation (the "Guarantors"), and Pepsi-Cola Puerto Rico Bottling Company, a Delaware corporation (the "Company").

                                R E C I T A L S

     Guarantors are the sole members of P-PR Transfer, LLP, a Delaware limited liability partnership ("P-PR"), which is entering into a transfer agreement with Mr. Rafael Nin and the Company, dated even date herewith (the "Agreement").

     PCPR is obligated to (a) acquire the option to purchase all of the Class A Common Stock of the Company provided that certain conditions of closing set forth in Article VIII of the Agreement are satisfied on or before July 31, 1998,
(b) perform certain covenants contained in Article VI of the Agreement and (c) perform the indemnification obligations contained in Article IX of the Agreement (the "Obligations").

     Guarantors are willing to guarantee to the Company the performance of the Obligations by P-PR pursuant to the terms and conditions of this Guaranty.

     The Company will rely on this Guaranty when entering into the Agreement.

     NOW, THEREFORE, in consideration of the execution of the Agreement by the Company and to induce the Company to enter into the Agreement, Guarantors and the Company do hereby agree as follows:

     1. Guarantors do hereby jointly and severally guarantee irrevocably, absolutely and unconditionally to the Company, and its successors and assigns, the Obligations.

     2. This Guaranty shall remain in full force and effect (notwithstanding, without limitation, the bankruptcy, dissolution or termination of the existence of P-PR), until the Obligations are satisfied.

     3. To the extent that the Company grants to P-PR (i) any waiver of any default by P-PR under the Agreement, (ii) any extension of time of performance by P-PR under the Agreement, (iii) any release from the performance of its obligations under the Agreement, or (iv) any other indulgences whatsoever, the Company shall have and shall be deemed to have also granted such to Guarantors hereunder.

     4. No party may assign this Guaranty in whole or in part without the prior written consent of the other parties hereto.

     5. This instrument may not be changed, modified, discharged or terminated orally or in any manner other than by an agreement of each of the parties hereto.

     6. This Guaranty shall inure to the benefit of and be enforceable by the Company, its successors and permitted assigns, and shall be binding upon Guarantors and their successors and permitted assigns.

     7. This Guaranty shall terminate and be of no further force and effect upon the earlier of (a) the Closing, as that term is defined in the Agreement,
(b) July 31, 1998 if all of the conditions of closing set forth in Article VIII of the Agreement have not been satisfied or (c) the proper termination of the Agreement pursuant to the terms of Article X of the Agreement.

     8. This Guaranty shall be governed by the internal laws of the State of Delaware.


                     [THIS SPACE INTENTIONALLY LEFT BLANK]

    IN WITNESS WHEREOF, the parties hereto have signed this Guaranty as of the date first above written.



                                        POHLAD COMPANIES,
                                        a Minnesota corporation



                                        By: /s/ Robert C. Pohlad
                                           ___________________________________
                                           Robert C. Pohlad
                                           Its: President


                                        PEPSICO, INC.,
                                        a North Carolina corporation



                                        By: /s/ Robert K. Biggart
                                           ___________________________________
                                           Robert Biggart
                                           Its: Assistant Secretary


                                        PEPSI-COLA PUERTO RICO BOTTLING
                                        COMPANY, a Delaware corporation


                                        By: /s/  Rafael Nin
                                           ______________________________
                                           Rafael Nin
                                           Its:  President


              [SIGNATURE PAGE TO GUARANTY OF OBLIGATIONS PURSUANT
                                 TO AGREEMENT]

                                    WARRANT


     THIS AGREEMENT (the "Agreement"), dated as of July 17, 1998, is made by and between PEPSI-COLA PUERTO RICO BOTTLING COMPANY, a corporation organized and existing under the laws of the State of Delaware (hereinafter the "Company"), and P-PR TRANSFER, LLP, a Delaware limited liability partnership (hereinafter the "Holder").

                              W I T N E S S E T H:

     WHEREAS, Company desires to grant to Holder a right to purchase 1,360,000 shares of Class B common stock, par value $.01 per share, pursuant to the terms and conditions of this Agreement.

     NOW, THEREFORE, in consideration of the premises, the mutual covenants contained herein, and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

     SECTION 1.1 CERTAIN DEFINITIONS. Whenever the following terms are used in this Agreement, they shall have the respective meanings specified below unless the context clearly indicates the contrary;

     (a) "Class B Shares" shall mean the shares of Class B common stock of the Company, at anytime issued and outstanding, having a par value of $0.01 and having one (1) vote per share;

     (b) "Warrant" shall mean the right to subscribe for Warrant Shares (as hereinafter defined) granted under this Agreement;

     (c) "Person" shall mean an individual or corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or any agency or political subdivision thereof)or other entity of any kind;

     (d) "Successor Entity" shall mean any corporation or other Person or entity which acquires or succeeds to the business of the Company, whether by way of merger, consolidation, sale of assets, another business combination or otherwise.

                                   ARTICLE II
                                GRANT OF WARRANT

     SECTION 2.1 GRANT OF WARRANT. The Company hereby irrevocably grants to Holder the right to subscribe for up to such amount of Class B Shares of the Company equal to One Million Three Hundred Sixty Thousand (1,360,000) Class B Shares (the "Warrant Shares") in whole or in part, on such terms and conditions as set forth in this Agreement.

     SECTION 2.2 PURCHASE PRICE. The purchase price of each Warrant Share payable by Holder upon exercise of the Warrant shall be $6.875 (the "Purchase Price").

     SECTION 2.3 ADJUSTMENTS IN WARRANT. In the event that the aggregate number of Class B Shares of the Company is changed into or exchanged for a different number, class or kind of shares of the Company or other securities of the Company or of a Successor Entity by reason of merger, consolidation, corporate reorganization, recapitalization, reclassification, stock split, stock dividend, combination of shares, or otherwise, the Board of Directors or the board of directors or governing body of any Successor Entity, shall make, an appropriate and equitable adjustment in the number and kind of Warrant Shares as to which the Warrant is then yet unexercised to the effect that, after such event, the Warrant Shares as to which the Warrant is then unexercised shall represent the same ownership interest in the Company (or that part of a Successor Entity which consists of the Company) represented immediately after such event as such Warrant Shares represented immediately before such event. In no event shall the Warrant Shares include any fractional share or part thereof. Any fractions resulting from any such adjustment shall be rounded to the nearest whole Class B Share. Any such adjustment made in accordance with the terms of this Section 2.3 by the Board of Directors shall be conclusive and shall bind Holder, the Company, any Successor Entity or any other interested Persons.

                                  ARTICLE III
                              EXERCISE OF WARRANT

     SECTION 3.1 EXERCISE OF WARRANT. The Warrant shall terminate seven years and six months after the date hereof and may be exercised in whole or in part until exercised in full in accordance with the terms hereof.

     SECTION 3.2 PERSONS ELIGIBLE TO EXERCISE. The Warrant granted hereunder may be exercised by Holder, its successors or assigns.

     SECTION 3.3 PARTIAL EXERCISE. Subject to the restrictions of Section 3.1, the Warrant may be exercised in whole or in part at any time.

     SECTION 3.4 METHOD OF EXERCISE. Subject to the restrictions of Section 3.1, the Warrant may be exercised in whole or in part, to the extent not theretofore exercised, and by the delivery to the office of the Board of Directors of all of the following: (a) notice in writing signed by Holder or the other Person then entitled to exercise the Warrant or such portion, stating that the Warrant or such portion is hereby exercised; (b) full payment (in cash, wire transfer or by check) for the Warrant Shares with respect to which the Warrant or such portion is exercised, at the price calculated in accordance with Section
2.2 hereof; and (c) in the event the Warrant shall be exercised in whole or in part pursuant to Section 3.2 hereof by any Person or Persons other than Holder, appropriate proof of the right of such Person or Persons to exercise the Warrant.

     SECTION 3.5 ISSUANCE OF WARRANT SHARES. The Warrant Shares, or any part thereof, shall be Class B Shares which have been authorized but not previously issued or subscribed. The Warrant Shares, when issued and delivered pursuant to any exercise of the Warrant, shall be fully paid and nonassessable, subject to all the terms and conditions of this Agreement.

     SECTION 3.6 RIGHTS OF HOLDER. Holder, as such, shall not be, and not have any of the rights or privileges of a shareholder of the Company in respect of any Warrant Shares unless and until such Warrant Shares shall have been subscribed by Holder, and delivered by the Company to Holder in accordance with this Agreement.

                                   ARTICLE IV
                           HOLDER'S REPRESENTATIONS,
                            WARRANTIES AND COVENANTS

     Holder represents, warrants, and agrees with the Company as follows:

     SECTION 4.1 REVIEW OF DOCUMENTS. Holder has been granted access to and has reviewed carefully copies of all annual and other periodic or occasional financial reports of the Company prior to the date of this Agreement and will review carefully all such reports and statements hereafter as such shall be issued by the Company from time to time until the Warrant shall have been exercised in full or shall have expired.

     SECTION 4.2 NATURE OF WARRANT SHARES. Holder is (or will be at the time of any acquisition of Warrant Shares) able to bear the economic risk of any investment in Warrant Shares and is aware that it must be prepared to hold any Warrant Shares received for an indefinite period of time and that such Warrant Shares have not been registered under the Securities Act of 1933, as amended.

     SECTION 4.3 SOPHISTICATION OF HOLDER. Holder has such knowledge and experience in financial and business matters that Holder is capable of evaluating the merits and risks of the prospective investment by Holder contemplated by this Agreement and Holder has carefully reviewed and/or will carefully review all of the information regarding the Company, access to which has been or will be provided to Holder hereunder and Holder is thoroughly familiar with the business, operations and properties of the Company by virtue of such review and of Holder's relationship with the Company.

     SECTION 4.4 AGREEMENT TO REFRAIN FROM RESALES. Without in any way qualifying Holder's representations delivered hereunder, Holder further agrees that upon exercise of its rights hereunder, Holder shall in no event make any disposition of all, or any part of, or interest in, the Warrant Shares and that Holder shall not encumber, pledge, hypothecate, sell or otherwise transfer the Warrant Shares nor shall Holder receive any consideration for the Warrant Shares or for any interest therein from any Person, and if Holder intends to dispose of the Warrant Shares hereunder, until prior to any proposed transfer, encumbrance, disposition, pledge, hypothecation or sale of any of the Warrant Shares, either
(a) a registration statement on Form S-1 (or any other form replacing such form or appropriate for such purpose) under the Act with respect to the Warrant Shares proposed to be transferred or otherwise disposed of shall then be effective, or (b) (i) Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, (ii) Holder shall have furnished the Company with an opinion of counsel inform and substance satisfactory to the Company to the effect that such disposition will not require the registration of any of the Warrant Shares under the Act or qualification of the Warrant Shares under any other securities law, and (iii) counsel for the Company shall have concurred with such opinion of counsel and the Company shall have advised and given notice to Holder of such concurrence.

     SECTION 4.5 WARRANT SHARES CONSTITUTE "RESTRICTED SECURITIES." The Warrant Shares, if and when subscribed, will constitute "restricted securities," as such term is defined in Rule 144 of the Act, and accordingly, the Warrant Shares must be held indefinitely, until subsequently registered under the Act, an exception from such registration is available or the Warrant Shares are resold in conformance with Rule 144.

     SECTION 4.6 ASSIGNABILITY. The Warrant herein granted to Holder may be assigned or conveyed by Holder to any Person or Persons without the prior written consent of the Company.

                                   ARTICLE V
                              REGISTRATION RIGHTS

     SECTION 5.1 COMPANY COMPLIANCE WITH CONDITIONS TO SALE OF RESTRICTED SECURITIES. The Company will cooperate with the Holder in supplying such information as may be necessary for the Holder to complete and file any information reporting forms presently or hereafter required by the Securities and Exchange Commission (the "SEC") as a condition to the availability of an exemption from the Securities Act of 1933, as amended (the "Act") for the sale of restricted securities.

     SECTION 5.2 "PIGGYBACK" REGISTRATION. Whenever the Company proposes to file under the Act a registration statement relating to the issuance or sale of any of its shares of capital stock (other than a registration statement (i) required to be filed in respect of employee benefit plans of the Company on Form S-8 or any successor form from time to time in effect, (ii) on Form S-4 or any successor form, (iii) with respect to any dividend reinvestment plan of the Company, or (iv) pursuant to Section 5.3), the Company shall at least 30 days prior to such filing give effective written notice of such proposed filing to the Holder. Upon receipt by the Company not more than 15 days after such effective notice of a written request from the Holder for registration of Warrant Shares, the Company shall (i) include in such registration statement or in a separate registration statement concurrently filed, and use its best efforts to cause such registration statement to become effective with respect to, the Warrant Shares as to which Holder requests registration, and (ii) if such proposed registration is in connection with an underwritten offering, upon request of Holder cause the managing underwriter therefor to include in such offering the Warrant Shares as to which the Holder requests such inclusion, on terms and conditions comparable to those of the other shares to be offered, provided that the Company shall have the right to postpone or withdraw any registration effected pursuant to this Section 5.2 without any obligation to the Holder.

     SECTION 5.3 DEMAND REGISTRATION. Whenever Holder shall make a written request to the Company to register under the Act any Warrant Shares, the Company within sixty days after such request is effective shall promptly file a registration statement with respect to and use its best efforts to register the Warrant Shares requested by Holder to be registered. The Holder shall have the right to make only one request for registration under this Section 5.3.

     SECTION 5.4 OTHER PROVISIONS RELATING TO REGISTRATION RIGHTS. In connection with any registration pursuant to this Article: (i) upon the request of the Holder, the Company will cooperate with any underwriters (as defined in the Act) for the Holder, including, without limitation, providing such information, certificates, comfort letters of accountants and opinions of counsel as may be reasonably requested by such underwriters;

(ii) the Company shall not be required to maintain the effectiveness of any registration statement under Section 5.2 or 5.3 for a period in excess of six months or, in the case of an underwritten offering, such longer period as may be required by the Act to enable the underwriters to complete such offering; (iii) the Company will furnish to the Holder (i) at least seven days prior to the filing thereof with the SEC, a copy of the registration statement in the form in which the Company proposes to file the same with the SEC and, not later than the effective date thereof, a copy of any and all amendments to such registration statement, (ii) within five days of the filing thereof with the SEC, a copy of any and all post-effective amendments to such registration statement, and (iii) at the request of Holder and, in the case of a registration pursuant to Section 5.3, the Holders' Managers (as defined below), a reasonable number of copies of a preliminary prospectus and a final prospectus (each of which shall, as of their respective dates, comply with Section 10 of the Act and shall not, as of such dates, include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading) covering the offering and sale by the Holder of the Warrant Shares to be covered thereby as aforesaid; (iv) the Company will advise the Holder of the entry of any stop order suspending the effectiveness of such registration statement or of the initiation of any proceeding for that purpose, and, if such stop order should be entered, use its best efforts promptly to cause such stop order to be lifted or removed; (v) for such period of time (not exceeding the maximum period of time for which the Company is required to maintain the effectiveness of such registration statement) as the Holder may be required by law to deliver a prospectus in connection with a sale of any Warrant Shares pursuant to such registration statement, if any event shall occur as a result of which it is necessary to amend or supplement the prospectus forming a part of such registration statement in order to correct an untrue statement of a material fact, or an omission to state a material fact necessary to make the statements therein, in the light of the circumstances existing when such prospectus is delivered to a purchaser, not misleading, or if it is necessary to amend or supplement such prospectus to comply with any law, the Company will forthwith prepare and furnish to the Holder and, in the case of a registration pursuant to Section 5.3, the Holders' Managers, a reasonable number of amended or supplemented prospectuses so that statements in the prospectuses as so amended or supplemented will not, in the light of the circumstances then existing, be misleading, or so that such prospectuses will comply with law; (vi) at any time prior to the filing of a registration statement pursuant to Section 5.3, the Holder may select an investment banker or bankers (collectively, the "Holders' Managers") which shall be satisfactory to the Company, and the offering pursuant to such registration statement shall be made through the Holders' Managers. The Company shall enter into an underwriting agreement in customary form with the Holders' Managers. Such underwriting agreement will contain indemnification and contribution provisions substantially identical to those set forth in clauses (ix) and (x) below or otherwise acceptable to the underwriters; (vii) the Company will qualify, file or register the Warrant Shares being registered under the securities laws of such states of the United States of America and of the Commonwealth of Puerto Rico as may be reasonably designated by the Holder or by the Holders' Managers and will obtain the consent, authorization or approval of any governmental agency (other than any such consent, authorization or approval required under any statute or regulation applicable to the Holder and not applicable to investors generally) required in connection with the sale of the Warrant Shares being registered or in order that the Holder may publicly sell the Warrant Shares covered by such registration statement; (viii) all fees, disbursements and expenses incurred by the Company in connection with any registration pursuant to Section 5.2 or 5.3 shall be borne by the Company, including, without limitation, all registration and filing fees, all costs of preparation and printing (in such quantities as the Holder, or the Holders' Managers, may reasonably request) of any registration statement and related prospectus and any amendments or supplements thereto, all fees and disbursements of counsel for the Company, the expenses of complying with applicable securities or blue sky laws, and all costs in connection with the preparation and delivery of such legal opinions, auditors' comfort letters or other closing documents as the Holder, or as the Holders' Managers shall reasonably request. All underwriting commissions, expenses of the Holders' Managers and fees and expenses of counsel to the Holder shall be paid for by Holder; (ix) the Company will indemnify and hold harmless the Holder and any underwriter (as defined in the Act) for each person or entity if any who controls such underwriter within the meaning of the Act or the Exchange Act, against any losses, claims, damages, liabilities, costs or expenses, joint or several, or actions in respect thereof to which Holder or underwriter or controlling person or entity may become subject under the Act, the Exchange Act, state securities or Blue Sky laws, or otherwise, insofar as such losses, claims, damages, liabilities, costs, expenses or actions in respect thereof arise out of, or are based upon, or are related to, any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which Warrant Shares of Holder were registered under the Act, any preliminary prospectus, amended preliminary prospectus, or final prospectus contained therein, or any amendment or supplement thereto, or arise out of, or are based upon, or are related to, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse Holder or underwriter or controlling person or entity for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; (x) if the indemnification provided for in clause (ix) is due in accordance with its terms but is for any reason held by a court to be unavailable, on grounds of policy or otherwise, then the Company and the Holder shall contribute to the aggregate losses, claims, damages, liabilities and expenses to which the Company and the Holder may be subject in such proportion as is appropriate to reflect the relative fault of the Company and of the Holder in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company and the Holder shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact relates to information supplied by the Company or by the Holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this clause (x) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the two immediately preceding sentences. Notwithstanding the provisions of this clause (x), the Holder shall not be required to contribute any amount in excess of the amount by which the total price at which the Warrant Shares owned by the Holder were offered to the public exceeds the amount of any damages which the Holder have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of fraudulent misrepresentation.

     SECTION 5.5 RIGHTS OF TRANSFEREES OF WARRANT SHARES THAT CONSTITUTE "RESTRICTED SECURITIES." Transferees of Warrant Shares that constitute "restricted securities" under Rule 144 promulgated by the SEC under the Act or any successor regulation shall have the same rights as Holder under this Article V with respect to such Warrant Shares.

                                   ARTICLE VI
                                 MISCELLANEOUS

     SECTION 6.1 COMMITMENT OF HOLDER. Holder understands and agrees that any sale or transfer of the Warrant Shares received by Holder upon exercise of the Warrant provided hereunder HAS NOT BEEN REGISTERED UNDER THE ACT OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION. THEREFORE, HOLDER WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER ANY WARRANT SHARES EXCEPT IN ACCORDANCE WITH AND AS MAYBE PERMITTED HEREUNDER AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAW.

     SECTION 6.2 COMPLIANCE WITH RESTRICTIONS. The covenants, conditions and restrictions herein contained shall be and constitute covenants, conditions and restrictions accepted by Holder with regards to the Warrant Shares now or hereafter owned by Holder, or any transferee of Warrant Shares from Holder directly or indirectly, and none of the Warrant Shares shall be sold, transferred, encumbered, pledged, hypothecated, given as a gift, or otherwise disposed of or alienated in any way to any Person except in full compliance with the laws of the United States. Any Person who acquires any Warrant Shares or any interest therein shall hold such Warrant Shares or interest subject to this Agreement and shall be deemed to be the holder thereof with respect to the Warrant Shares or interest so acquired for all purposes of Article IV hereof.

     SECTION 6.3    FURTHER ASSURANCES.

     (a) Holder shall execute and deliver such further instruments of conveyance and transfer and take such other action as the Company may reasonably request to convey and transfer to other Persons any Warrant Shares to be transferred in the future pursuant to this Agreement. The Company agrees to apply for and use its best efforts to obtain all governmental and administrative approvals required in connection with any exercise of the Warrant. Holder agrees to cooperate in obtaining such approvals and to execute any and all documents or instruments which, in the opinion of the Company, may be required, appropriate or desirable to be executed by Holder in connection with such approvals. The Company shall pay all costs and filing fees in connection with obtaining such approvals.

     (b) The Company shall permit Holder, or any person entitled to exercise the Warrant pursuant to Section 3.2 hereof, so long as the Warrant has not been exercised in full, to inspect, review and copy, or shall furnish to Holder a copy of, each annual and other periodic or occasional financial reports of the Company from a date two (2) years prior to the date hereof.

     SECTION 6.4 SUCCESSORS AND ASSIGNS. Without limiting the restrictions on transfer set forth herein, this Agreement shall bind and shall inure to the benefit of and be enforceable by the Company, any Successor Entity, and Holder, and their respective successors and assigns, whether herein so expressed or not, and this Agreement shall be binding on any transferee who has received Warrant Shares in accordance with any provisions hereof.

     SECTION 6.5 SEVERABILITY. It is intended that each provision of this Agreement shall be viewed as separate and divisible and in the event that any provision hereof shall be held to be invalid or enforceable, the remaining provisions shall continue to be in full force and effect.

     SECTION 6.6 INSPECTION OF AGREEMENT. A copy of this Agreement shall be maintained by the Board of Directors and shall be shown to any person who demonstrates, to the satisfaction of the Company, that it has a right hereunder.

     SECTION 6.7 ENTIRE AGREEMENT. This Agreement contains the entire Agreement of the parties hereto and supersedes all prior negotiations, correspondence, understandings and agreements between the parties hereto, with respect to the subject matter hereof.

     SECTION 6.8 SHARES TO BE RESERVED. The Company shall at all times while the Warrant is outstanding, reserve and keep available such number of Class B Shares as will be sufficient to satisfy the requirements of this Agreement including, without limitation, the sale of the Warrant Shares to Holder.

     SECTION 6.9 NOTICES. Except as otherwise expressly provided herein, any notice or communication to be given under the terms of this Agreement shall be in writing and shall be deemed duly given when delivered personally or deposited in the mail, by certified or registered mail, or by telecopier (confirmed in writing), property addressed as follows:

     if to the Company:       Pepsi-Cola Puerto Rico Bottling Company
                              P.O. Box 191709
                              San Juan, Puerto Rico 00919-1709
                              Attention:  President
                              Telecopier:     (787) 251-2975


     if to Holder:            P-PR Transfer, LLP
                              Suite 3800
                              60 South Sixth Street
                              Minneapolis, Minnesota 55402
                              Attention:  John Bierbaum
                              Telecopier:  (612) 661-3825

By notice given pursuant to this Section 7.9, either party may hereinafter designate a different address for said notices.

     SECTION 6.10 TITLES AND HEADINGS OF SECTIONS. The titles and headings of Articles and Sections in this Agreement are provided for convenience purposes only and are not intended to modify or affect the meaning of any provision herein, and thus, shall not serve as a basis for interpretation or construction of this Agreement.

     SECTION 6.11 AMENDMENTS. This Agreement may not be amended, altered or modified except by a written instrument executed by both parties hereto.

     IN WITNESS WHEREOF, the authorized representatives of the parties hereto execute this Agreement on the date first above written.

     COMPANY                        PEPSI COLA PUERTO RICO BOTTLING COMPANY


                                    By: /s/ Rafael Nin
                                       ____________________________________
                                         Rafael Nin
                                         Its: President


     Holder                         P-PR TRANSFER, LLP

                                    By: Pohlad Companies, a general partner


                                    By: /s/ Robert C. Pohlad
                                        _____________________________________
                                         Robert C. Pohlad
                                         Its: President

                                    WARRANT


     THIS AGREEMENT (the "Agreement"), dated as of July 17, 1998, is made by and between PEPSI-COLA PUERTO RICO BOTTLING COMPANY, a corporation organized and existing under the laws of the State of Delaware (hereinafter the "Company"), and V. SUAREZ & CO., INC., a Puerto Rico Corporation (hereinafter the
"Holder").

                              W I T N E S S E T H:

     WHEREAS, Company desires to grant to Holder a right to purchase 340,000 shares of Class B common stock, par value $.01 per share, pursuant to the terms and conditions of this Agreement.

     NOW, THEREFORE, in consideration of the premises, the mutual covenants contained herein, and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

     SECTION 1.1 CERTAIN DEFINITIONS. Whenever the following terms are used in this Agreement, they shall have the respective meanings specified below unless the context clearly indicates the contrary;

     (a) "Class B Shares" shall mean the shares of Class B common stock of the Company, at anytime issued and outstanding, having a par value of $0.01 and having one (1) vote per share;

     (b) "Warrant" shall mean the right to subscribe for Warrant Shares (as hereinafter defined) granted under this Agreement;

     (c) "Person" shall mean an individual or corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or any agency or political subdivision thereof)or other entity of any kind;

     (d) "Successor Entity" shall mean any corporation or other Person or entity which acquires or succeeds to the business of the Company, whether by way of merger, consolidation, sale of assets, another business combination or otherwise.

                                   ARTICLE II
                                GRANT OF WARRANT

     SECTION 2.1 GRANT OF WARRANT. The Company hereby irrevocably grants to Holder the right to subscribe for up to such amount of Class B Shares of the Company equal to Three Hundred Forty Thousand (340,000) Class B Shares (the "Warrant Shares") in whole or in part, on such terms and conditions as set forth in this Agreement.

     SECTION 2.2 PURCHASE PRICE. The purchase price of each Warrant Share payable by Holder upon exercise of the Warrant shall be $6.875 (the "Purchase Price").

     SECTION 2.3 ADJUSTMENTS IN WARRANT. In the event that the aggregate number of Class B Shares of the Company is changed into or exchanged for a different number, class or kind of shares of the Company or other securities of the Company or of a Successor Entity by reason of merger, consolidation, corporate reorganization, recapitalization, reclassification, stock split, stock dividend, combination of shares, or otherwise, the Board of Directors or the board of directors or governing body of any Successor Entity, shall make, an appropriate and equitable adjustment in the number and kind of Warrant Shares as to which the Warrant is then yet unexercised to the effect that, after such event, the Warrant Shares as to which the Warrant is then unexercised shall represent the same ownership interest in the Company (or that part of a Successor Entity which consists of the Company) represented immediately after such event as such Warrant Shares represented immediately before such event. In no event shall the Warrant Shares include any fractional share or part thereof. Any fractions resulting from any such adjustment shall be rounded to the nearest whole Class B Share. Any such adjustment made in accordance with the terms of this Section 2.3 by the Board of Directors shall be conclusive and shall bind Holder, the Company, any Successor Entity or any other interested Persons.

                                  ARTICLE III
                              EXERCISE OF WARRANT

     SECTION 3.1 EXERCISE OF WARRANT. The Warrant shall terminate seven years and six months after the date hereof and may be exercised in whole or in part until exercised in full in accordance with the terms hereof.

     SECTION 3.2 PERSONS ELIGIBLE TO EXERCISE. The Warrant granted hereunder may be exercised by Holder, its successors or assigns.

     SECTION 3.3 PARTIAL EXERCISE. Subject to the restrictions of Section 3.1, the Warrant may be exercised in whole or in part at any time.

     SECTION 3.4 METHOD OF EXERCISE. Subject to the restrictions of Section 3.1, the Warrant may be exercised in whole or in part, to the extent not theretofore exercised, and by the delivery to the office of the Board of Directors of all of the following: (a) notice in writing signed by Holder or the other Person then entitled to exercise the Warrant or such portion, stating that the Warrant or such portion is hereby exercised; (b) full payment (in cash, wire transfer or by check) for the Warrant Shares with respect to which the Warrant or such portion is exercised, at the price calculated in accordance with Section
2.2 hereof; and (c) in the event the Warrant shall be exercised in whole or in part pursuant to Section 3.2 hereof by any Person or Persons other than Holder, appropriate proof of the right of such Person or Persons to exercise the Warrant.

     SECTION 3.5 ISSUANCE OF WARRANT SHARES. The Warrant Shares, or any part thereof, shall be Class B Shares which have been authorized but not previously issued or subscribed. The Warrant Shares, when issued and delivered pursuant to any exercise of the Warrant, shall be fully paid and nonassessable, subject to all the terms and conditions of this Agreement.

     SECTION 3.6 RIGHTS OF HOLDER. Holder, as such, shall not be, and not have any of the rights or privileges of a shareholder of the Company in respect of any Warrant Shares unless and until such Warrant Shares shall have been subscribed by Holder, and delivered by the Company to Holder in accordance with this Agreement.

                                   ARTICLE IV
                           HOLDER'S REPRESENTATIONS,
                            WARRANTIES AND COVENANTS

     Holder represents, warrants, and agrees with the Company as follows:

     SECTION 4.1 REVIEW OF DOCUMENTS. Holder has been granted access to and has reviewed carefully copies of all annual and other periodic or occasional financial reports of the Company prior to the date of this Agreement and will review carefully all such reports and statements hereafter as such shall be issued by the Company from time to time until the Warrant shall have been exercised in full or shall have expired.

     SECTION 4.2 NATURE OF WARRANT SHARES. Holder is (or will be at the time of any acquisition of Warrant Shares) able to bear the economic risk of any investment in Warrant Shares and is aware that it must be prepared to hold any Warrant Shares received for an indefinite period of time and that such Warrant Shares have not been registered under the Securities Act of 1933, as amended.

     SECTION 4.3 SOPHISTICATION OF HOLDER. Holder has such knowledge and experience in financial and business matters that Holder is capable of evaluating the merits and risks of the prospective investment by Holder contemplated by this Agreement and Holder has carefully reviewed and/or will carefully review all of the information regarding the Company, access to which has been or will be provided to Holder hereunder and Holder is thoroughly familiar with the business, operations and properties of the Company by virtue of such review and of Holder's relationship with the Company.

     SECTION 4.4 AGREEMENT TO REFRAIN FROM RESALES. Without in any way qualifying Holder's representations delivered hereunder, Holder further agrees that upon exercise of its rights hereunder, Holder shall in no event make any disposition of all, or any part of, or interest in, the Warrant Shares and that Holder shall not encumber, pledge, hypothecate, sell or otherwise transfer the Warrant Shares nor shall Holder receive any consideration for the Warrant Shares or for any interest therein from any Person, and if Holder intends to dispose of the Warrant Shares hereunder, until prior to any proposed transfer, encumbrance, disposition, pledge, hypothecation or sale of any of the Warrant Shares, either
(a) a registration statement on Form S-1 (or any other form replacing such form or appropriate for such purpose) under the Act with respect to the Warrant Shares proposed to be transferred or otherwise disposed of shall then be effective, or (b) (i) Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, (ii) Holder shall have furnished the Company with an opinion of counsel inform and substance satisfactory to the Company to the effect that such disposition will not require the registration of any of the Warrant Shares under the Act or qualification of the Warrant Shares under any other securities law, and (iii) counsel for the Company shall have concurred with such opinion of counsel and the Company shall have advised and given notice to Holder of such concurrence.

     SECTION 4.5 WARRANT SHARES CONSTITUTE "RESTRICTED SECURITIES." The Warrant Shares, if and when subscribed, will constitute "restricted securities," as such term is defined in Rule 144 of the Act, and accordingly, the Warrant Shares must be held indefinitely, until subsequently registered under the Act, an exception from such registration is available or the Warrant Shares are resold in conformance with Rule 144.

     SECTION 4.6 ASSIGNABILITY. The Warrant herein granted to Holder may be assigned or conveyed by Holder to any Person or Persons without the prior written consent of the Company.

                                   ARTICLE V
                              REGISTRATION RIGHTS

     SECTION 5.1 COMPANY COMPLIANCE WITH CONDITIONS TO SALE OF RESTRICTED SECURITIES. The Company will cooperate with the Holder in supplying such information as may be necessary for the Holder to complete and file any information reporting forms presently or hereafter required by the Securities and Exchange Commission (the "SEC") as a condition to the availability of an exemption from the Securities Act of 1933, as amended (the "Act") for the sale of restricted securities.

     SECTION 5.2 "PIGGYBACK" REGISTRATION. Whenever the Company proposes to file under the Act a registration statement relating to the issuance or sale of any of its shares of capital stock (other than a registration statement (i) required to be filed in respect of employee benefit plans of the Company on Form S-8 or any successor form from time to time in effect, (ii) on Form S-4 or any successor form, (iii) with respect to any dividend reinvestment plan of the Company, or (iv) pursuant to Section 5.3), the Company shall at least 30 days prior to such filing give effective written notice of such proposed filing to the Holder. Upon receipt by the Company not more than 15 days after such effective notice of a written request from the Holder for registration of Warrant Shares, the Company shall (i) include in such registration statement or in a separate registration statement concurrently filed, and use its best efforts to cause such registration statement to become effective with respect to, the Warrant Shares as to which Holder requests registration, and (ii) if such proposed registration is in connection with an underwritten offering, upon request of Holder cause the managing underwriter therefor to include in such offering the Warrant Shares as to which the Holder requests such inclusion, on terms and conditions comparable to those of the other shares to be offered, provided that the Company shall have the right to postpone or withdraw any registration effected pursuant to this Section 5.2 without any obligation to the Holder.

     SECTION 5.3 DEMAND REGISTRATION. Whenever Holder shall make a written request to the Company to register under the Act any Warrant Shares, the Company within sixty days after such request is effective shall promptly file a registration statement with respect to and use its best efforts to register the Warrant Shares requested by Holder to be registered. The Holder shall have the right to make only one request for registration under this Section 5.3.

     SECTION 5.4 OTHER PROVISIONS RELATING TO REGISTRATION RIGHTS. In connection with any registration pursuant to this Article: (i) upon the request of the Holder, the Company will cooperate with any underwriters (as defined in the Act) for the Holder, including, without limitation, providing such information, certificates, comfort letters of accountants and opinions of counsel as may be reasonably requested by such underwriters;

(ii) the Company shall not be required to maintain the effectiveness of any registration statement under Section 5.2 or 5.3 for a period in excess of six months or, in the case of an underwritten offering, such longer period as may be required by the Act to enable the underwriters to complete such offering; (iii) the Company will furnish to the Holder (i) at least seven days prior to the filing thereof with the SEC, a copy of the registration statement in the form in which the Company proposes to file the same with the SEC and, not later than the effective date thereof, a copy of any and all amendments to such registration statement, (ii) within five days of the filing thereof with the SEC, a copy of any and all post-effective amendments to such registration statement, and (iii) at the request of Holder and, in the case of a registration pursuant to Section 5.3, the Holders' Managers (as defined below), a reasonable number of copies of a preliminary prospectus and a final prospectus (each of which shall, as of their respective dates, comply with Section 10 of the Act and shall not, as of such dates, include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading) covering the offering and sale by the Holder of the Warrant Shares to be covered thereby as aforesaid; (iv) the Company will advise the Holder of the entry of any stop order suspending the effectiveness of such registration statement or of the initiation of any proceeding for that purpose, and, if such stop order should be entered, use its best efforts promptly to cause such stop order to be lifted or removed; (v) for such period of time (not exceeding the maximum period of time for which the Company is required to maintain the effectiveness of such registration statement) as the Holder may be required by law to deliver a prospectus in connection with a sale of any Warrant Shares pursuant to such registration statement, if any event shall occur as a result of which it is necessary to amend or supplement the prospectus forming a part of such registration statement in order to correct an untrue statement of a material fact, or an omission to state a material fact necessary to make the statements therein, in the light of the circumstances existing when such prospectus is delivered to a purchaser, not misleading, or if it is necessary to amend or supplement such prospectus to comply with any law, the Company will forthwith prepare and furnish to the Holder and, in the case of a registration pursuant to Section 5.3, the Holders' Managers, a reasonable number of amended or supplemented prospectuses so that statements in the prospectuses as so amended or supplemented will not, in the light of the circumstances then existing, be misleading, or so that such prospectuses will comply with law; (vi) at any time prior to the filing of a registration statement pursuant to Section 5.3, the Holder may select an investment banker or bankers (collectively, the "Holders' Managers") which shall be satisfactory to the Company, and the offering pursuant to such registration statement shall be made through the Holders' Managers. The Company shall enter into an underwriting agreement in customary form with the Holders' Managers. Such underwriting agreement will contain indemnification and contribution provisions substantially identical to those set forth in clauses (ix) and (x) below or otherwise acceptable to the underwriters; (vii) the Company will qualify, file or register the Warrant Shares being registered under the securities laws of such states of the United States of America and of the Commonwealth of Puerto Rico as may be reasonably designated by the Holder or by the Holders' Managers and will obtain the consent, authorization or approval of any governmental agency (other than any such consent, authorization or approval required under any statute or regulation applicable to the Holder and not applicable to investors generally) required in connection with the sale of the Warrant Shares being registered or in order that the Holder may publicly sell the Warrant Shares covered by such registration statement; (viii) all fees, disbursements and expenses incurred by the Company in connection with any registration pursuant to Section 5.2 or 5.3 shall be borne by the Company, including, without limitation, all registration and filing fees, all costs of preparation and printing (in such quantities as the Holder, or the Holders' Managers, may reasonably request) of any registration statement and related prospectus and any amendments or supplements thereto, all fees and disbursements of counsel for the Company, the expenses of complying with applicable securities or blue sky laws, and all costs in connection with the preparation and delivery of such legal opinions, auditors' comfort letters or other closing documents as the Holder, or as the Holders' Managers shall reasonably request. All underwriting commissions, expenses of the Holders' Managers and fees and expenses of counsel to the Holder shall be paid for by Holder; (ix) the Company will indemnify and hold harmless the Holder and any underwriter (as defined in the Act) for each person or entity if any who controls such underwriter within the meaning of the Act or the Exchange Act, against any losses, claims, damages, liabilities, costs or expenses, joint or several, or actions in respect thereof to which Holder or underwriter or controlling person or entity may become subject under the Act, the Exchange Act, state securities or Blue Sky laws, or otherwise, insofar as such losses, claims, damages, liabilities, costs, expenses or actions in respect thereof arise out of, or are based upon, or are related to, any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which Warrant Shares of Holder were registered under the Act, any preliminary prospectus, amended preliminary prospectus, or final prospectus contained therein, or any amendment or supplement thereto, or arise out of, or are based upon, or are related to, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse Holder or underwriter or controlling person or entity for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; (x) if the indemnification provided for in clause (ix) is due in accordance with its terms but is for any reason held by a court to be unavailable, on grounds of policy or otherwise, then the Company and the Holder shall contribute to the aggregate losses, claims, damages, liabilities and expenses to which the Company and the Holder may be subject in such proportion as is appropriate to reflect the relative fault of the Company and of the Holder in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company and the Holder shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact relates to information supplied by the Company or by the Holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this clause (x) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the two immediately preceding sentences. Notwithstanding the provisions of this clause (x), the Holder shall not be required to contribute any amount in excess of the amount by which the total price at which the Warrant Shares owned by the Holder were offered to the public exceeds the amount of any damages which the Holder have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of fraudulent misrepresentation.

     SECTION 5.5 RIGHTS OF TRANSFEREES OF WARRANT SHARES THAT CONSTITUTE "RESTRICTED SECURITIES." Transferees of Warrant Shares that constitute "restricted securities" under Rule 144 promulgated by the SEC under the Act or any successor regulation shall have the same rights as Holder under this Article V with respect to such Warrant Shares.

                                   ARTICLE VI
                                 MISCELLANEOUS

     SECTION 6.1 COMMITMENT OF HOLDER. Holder understands and agrees that any sale or transfer of the Warrant Shares received by Holder upon exercise of the Warrant provided hereunder HAS NOT BEEN REGISTERED UNDER THE ACT OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION. THEREFORE, HOLDER WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER ANY WARRANT SHARES EXCEPT IN ACCORDANCE WITH AND AS MAYBE PERMITTED HEREUNDER AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAW.

     SECTION 6.2 COMPLIANCE WITH RESTRICTIONS. The covenants, conditions and restrictions herein contained shall be and constitute covenants, conditions and restrictions accepted by Holder with regards to the Warrant Shares now or hereafter owned by Holder, or any transferee of Warrant Shares from Holder directly or indirectly, and none of the Warrant Shares shall be sold, transferred, encumbered, pledged, hypothecated, given as a gift, or otherwise disposed of or alienated in any way to any Person except in full compliance with the laws of the United States. Any Person who acquires any Warrant Shares or any interest therein shall hold such Warrant Shares or interest subject to this Agreement and shall be deemed to be the holder thereof with respect to the Warrant Shares or interest so acquired for all purposes of Article IV hereof.

     SECTION 6.3    FURTHER ASSURANCES.

     (a) Holder shall execute and deliver such further instruments of conveyance and transfer and take such other action as the Company may reasonably request to convey and transfer to other Persons any Warrant Shares to be transferred in the future pursuant to this Agreement. The Company agrees to apply for and use its best efforts to obtain all governmental and administrative approvals required in connection with any exercise of the Warrant. Holder agrees to cooperate in obtaining such approvals and to execute any and all documents or instruments which, in the opinion of the Company, may be required, appropriate or desirable to be executed by Holder in connection with such approvals. The Company shall pay all costs and filing fees in connection with obtaining such approvals.

     (b) The Company shall permit Holder, or any person entitled to exercise the Warrant pursuant to Section 3.2 hereof, so long as the Warrant has not been exercised in full, to inspect, review and copy, or shall furnish to Holder a copy of, each annual and other periodic or occasional financial reports of the Company from a date two (2) years prior to the date hereof.

     SECTION 6.4 SUCCESSORS AND ASSIGNS. Without limiting the restrictions on transfer set forth herein, this Agreement shall bind and shall inure to the benefit of and be enforceable by the Company, any Successor Entity, and Holder, and their respective successors and assigns, whether herein so expressed or not, and this Agreement shall be binding on any transferee who has received Warrant Shares in accordance with any provisions hereof.

     SECTION 6.5 SEVERABILITY. It is intended that each provision of this Agreement shall be viewed as separate and divisible and in the event that any provision hereof shall be held to be invalid or enforceable, the remaining provisions shall continue to be in full force and effect.

     SECTION 6.6 INSPECTION OF AGREEMENT. A copy of this Agreement shall be maintained by the Board of Directors and shall be shown to any person who demonstrates, to the satisfaction of the Company, that it has a right hereunder.

     SECTION 6.7 ENTIRE AGREEMENT. This Agreement contains the entire Agreement of the parties hereto and supersedes all prior negotiations, correspondence, understandings and agreements between the parties hereto, with respect to the subject matter hereof.

     SECTION 6.8 SHARES TO BE RESERVED. The Company shall at all times while the Warrant is outstanding, reserve and keep available such number of Class B Shares as will be sufficient to satisfy the requirements of this Agreement including, without limitation, the sale of the Warrant Shares to Holder.

     SECTION 6.9 NOTICES. Except as otherwise expressly provided herein, any notice or communication to be given under the terms of this Agreement shall be in writing and shall be deemed duly given when delivered personally or deposited in the mail, by certified or registered mail, or by telecopier (confirmed in writing), properly addressed as follows:

     if to the Company:       Pepsi-Cola Puerto Rico Bottling Company
                              P.O. Box 191709
                              San Juan, Puerto Rico 00919-1709
                              Attention:  President
                              Telecopier:     (787) 251-2975


     if to Holder:            V. Suarez & Co., Inc.
                              P.O. Box 364588
                              San Juan, Puerto Rico 00936-4588

By notice given pursuant to this Section 6.9, either party may hereinafter designate a different address for said notices.

     SECTION 6.10 TITLES AND HEADINGS OF SECTIONS. The titles and headings of Articles and Sections in this Agreement are provided for convenience purposes only and are not intended to modify or affect the meaning of any provision herein, and thus, shall not serve as a basis for interpretation or construction of this Agreement.

     SECTION 6.11 AMENDMENTS. This Agreement may not be amended, altered or modified except by a written instrument executed by both parties hereto.

     IN WITNESS WHEREOF, the authorized representatives of the parties hereto execute this Agreement on the date first above written.

     COMPANY                        PEPSI COLA PUERTO RICO BOTTLING COMPANY


                                    By: /s/ Rafael Nin
                                       ___________________________________
                                         Rafael Nin
                                         Its: President


     Holder                         V. SUAREZ & CO., INC.


                                    By: /s/ Francisco Marrero
                                       __________________________________


                                         Its: Vice President of Finance
                                             ____________________________

                        AGREEMENT TO FILE JOINT STATEMENT
                                 ON SCHEDULE 13D


     The undersigned hereby agree to file a joint statement on Schedule 13D dated July 24, 1998, on behalf of each of the undersigned pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934.

Dated: July 24, 1998               P-PR TRANSFER, LLP

                                   By Its General Partners:


                                   POHLAD COMPANIES

                                   By: /s/ John F. Bierbaum
                                       ________________________________
                                       John F. Bierbaum, Vice President
                                       and Chief Financial Officer

                                   BEVERAGES, FOODS & SERVICE INDUSTRIES, INC.

                                   By: /s/ Robert K. Biggart
                                       ________________________________
                                       Robert K. Biggart, Vice President


Dated: July 24, 1998               POHLAD COMPANIES

                                   By: /s/ John F. Bierbaum
                                       ________________________________
                                       John F. Bierbaum, Vice President and
                                       Chief Financial Officer


Dated: July 24, 1998               BEVERAGES, FOODS & SERVICE INDUSTRIES, INC.

                                   By: /s/ Robert K. Biggart
                                       ________________________________
                                       Robert K. Biggart, Vice President

Dated: July 24, 1998               PEPSICO, INC.

                                   By: /s/ Robert K. Biggart
                                       ________________________________
                                       Robert K. Biggart, Assistant Secretary

Dated: July 24, 1998               V. SUAREZ & CO., INC.

                                   By: /s/ Francisco Marrero
                                       ________________________________
                                       Francisco Marrero, Vice President
                                       of Finance